Exhibit 99.1

Execution Copy

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

AMONG

THE BOYD GROUP INC.

and

THE BOYD GROUP (U.S.) INC.

collectively, as Borrowers

-AND-

Each Affiliate of the Borrowers from time to time party to this Agreement

-AND-

THE TORONTO-DOMINION BANK, NATIONAL BANK OF CANADA AND ROYAL

BANK OF CANADA, as Co-Lead Arrangers and Joint Bookrunners

-AND-

THE TORONTO-DOMINION BANK, and any other Lender or Lenders who become parties hereto, as Revolver Lenders

-AND-

THE TORONTO-DOMINION BANK,

as Administrative Agent and

Canadian Swing Line Lender

-AND-

BANK OF AMERICA, N.A.

as US Swing Line Lender

-AND-

BANK OF AMERICA, N.A., CANADA BRANCH,

as Syndication Agent

-AND-

THE BANK OF NOVA SCOTIA, NATIONAL BANK OF CANADA AND ROYAL BANK

OF CANADA,

as Co-Documentation Agents

Made as of December 9, 2025

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION		2

1.01	Definitions	2
1.02	Headings	40
1.03	Number	40
1.04	Accounting Practices	40
1.05	Permitted Encumbrances	41
1.06	Currency	41
1.07	Paramountcy	41
1.08	Non-Business Days	41
1.09	Statutory References	42
1.10	Interest Payments and Calculations	42
1.11	Determinations by a Borrower	44
1.12	Existing Credit Agreement	44
1.13	Divisions	45
1.14	Schedules	45

ARTICLE 2 – THE CREDIT FACILITIES		45

2.01	Revolver/Swing Line Credit Facilities	45
2.02	Commitments and Revolver/Swing Line Facility Limits	46
2.03	Available Accommodations	47
2.04	Intentionally Deleted	48
2.05	Canadian Swing Line Loans	48
2.06	US Swing Line Loans	49
2.07	Increase in Revolver Facility Commitment	51
2.08	Purpose of Credit Facilities	52
2.09	Manner of Borrowing Revolver/Swing Line Facilities	52
2.10	Nature of the Revolver/Swing Line Credit Facilities	53
2.11	Drawdowns, Conversions and Rollovers of Revolver/Swing Line Facilities	53
2.12	Agent’s Obligations with Respect to Revolver Facility Advances	55
2.13	Lenders’ and Agent’s Obligations with Respect to Advances	55
2.14	Irrevocability	55
2.15	Cancellation or Permanent Reduction of the Revolver Facility	55
2.16	Canadian Benchmark Replacement	55
2.17	Inability to Determine Term CORRA	62
2.18	SOFR Benchmark Replacment	63
2.18	Inability to Determine Term SOFR	65
2.20	Revolver/Swing Line Lender Financial Instrument Obligations	66
2.21	Term Facility	66

ARTICLE 3 – DISBURSEMENT CONDITIONS		67

3.01	Conditions Precedent to effectiveness of this Agreement and to make any Advance	67
3.02	Conditions Precedent to Subsequent Advances	69
3.03	Waiver	69
3.04	Conditions Precedent to Hudson Acquisition Advance	70

ARTICLE 4 – EVIDENCE OF DRAWDOWNS		70

4.01	Account of Record	70

ARTICLE 5 – PAYMENTS OF INTEREST AND COMMITMENT FEES		71

5.01	Interest on Prime Rate Advances	71
5.02	Interest on US Base Rate Advances	71
5.03	Interest on SOFR Advances	72
5.04	Interest on Term CORRA Advances	72
5.05	Interest on Term Loan	72
5.06	No Set-Off, Deduction etc.	73
5.07	Commitment Fees	73
5.08	Agency Fees	74
5.09	Upfront Fees	74
5.10	Overdue Principal and Interest	74
5.11	Interest on Other Amounts	75
5.12	Conforming Changes	75

ARTICLE 6 – LETTERS OF CREDIT		75

6.01	Letters of Credit	75

ARTICLE 7 – REPAYMENT		79

7.01	Mandatory Repayment of Principal – Revolving Facility and Swing Line Facility	79
7.02	Voluntary Repayments and Reductions	79
7.03	Mandatory Repayment on Dispositions	80
7.04	Mandatory Repayments from Proceeds of Property Insurance	80
7.05	Mandatory Repayments Due to Currency Fluctuations	81
7.06	Extension of Revolver/Swing Line Credit Facilities	81

ARTICLE 8 – PLACE AND APPLICATION OF PAYMENTS		83

8.01	Place of Payment of Principal, Interest and Fees	83
8.02	Netting of Payments	84

ARTICLE 9 – REPRESENTATIONS AND WARRANTIES		84

9.01	Representations and Warranties	84
9.02	Survival and Repetition of Representations and Warranties	92

ARTICLE 10 – COVENANTS		92

10.01	Positive Covenants	92
10.02	Financial Covenants	96
10.03	Reporting Requirements	97
10.04	Negative Covenants	98

ARTICLE 11 – SECURITY		101

11.01	Form of Security	101
11.02	Insurance	102
11.03	Intercompany Obligations	102
11.04	After Acquired Property and Further Assurances	102
11.05	Application of Proceeds of Security	103
11.06	Security Charging Real Property	103
11.07	Material Subsidiaries of the Borrowers	103
11.08	Confirmation	103
11.09	Regulation H	103

ARTICLE 12 – DEFAULT		104

12.01	Events of Default	104
12.02	Acceleration and Termination of Rights	107
12.03	Payment of Letters of Credit	107
12.04	Remedies Cumulative and Waivers	108
12.05	Termination of Lenders’ Obligations	108
12.06	Saving	108
12.07	Perform Obligations	109
12.08	Third Parties	109
12.09	Set-Off or Compensation	109
12.10	Realization of Security	109
12.11	Application of Payments	109

ARTICLE 13 – COSTS, EXPENSES AND INDEMNIFICATION		110

13.01	Costs and Expenses	110
13.02	Indemnification by the Borrowers	110
13.03	Specific Environmental Indemnification	111

ARTICLE 14 – THE AGENT AND THE LENDERS		112

14.01	Appointment	112
14.02	Indemnity from Lenders	112
14.03	Exculpation	113
14.04	Reliance on Information	113

14.05	Knowledge and Required Action	114
14.06	Request for Instructions	114
14.07	The Agent Individually	114
14.08	Resignation and Termination	115
14.09	Actions by Lenders	115
14.10	Provisions for Benefit of Lenders Only	116
14.11	Failure of Lender to Fund	116
14.12	Payments by Agent	117
14.13	Direct Payments	118
14.14	Acknowledgements, Representations and Covenants of Lenders	119
14.15	Rights of Agent	120
14.16	Collective Action of the Lenders	120
14.17	Non-Funding Lenders	121
14.18	Cash Management Agreements and Hedge Arrangements	122
14.19	Erroneous Payments	123

ARTICLE 15 – TAXES, CHANGE OF CIRCUMSTANCES AND TAXES		126

15.01	Change in Law	126
15.02	Prepayment of Rateable Portion	127
15.03	Illegality	127
15.04	Taxes	129

ARTICLE 16 – SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS		130

16.01	Successors and Assigns	130
16.02	Assignments	131
16.03	Participations	132

ARTICLE 17 – GENERAL		133

17.01	Exchange and Confidentiality of Information	133
17.02	Nature of Obligations under this Agreement	133
17.03	Notice	133
17.04	Governing Law	134
17.05	Judgement Currency	135
17.06	Benefit of the Agreement	135
17.07	Severability	135
17.08	Whole Agreement	136
17.09	Further Assurances	136
17.10	Waiver of Jury Trial	136
17.11	Consent to Jurisdiction	136
17.12	Time of the Essence	137
17.13	Counterparts	137
17.14	Delivery by Facsimile Transmission or PDF Transmission	137
17.15	Anti-Money Laundering Legislation	137
17.16	USA Patriot Act	137

v

17.17	Acknowledgement Regarding Any Supported QFC	138
17.18	Acknowledgement and Consent to Bail-In of Affected Financial Institution	139

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT is made as of December 9, 2025,

AMONG:

THE BOYD GROUP INC.

(hereinafter referred to as “Boyd” or the “Canadian Borrower”)

- And -

THE BOYD GROUP (U.S.) INC.

(hereinafter referred to as “Boyd US” or the US Borrower” and collectively with Boyd, the “Borrowers”)

-And-

Each Affiliate of the Borrowers from time to time party to this Agreement.

- And -

THE TORONTO-DOMINION BANK, NATIONAL BANK

OF CANADA AND ROYAL BANK OF CANADA

as Co-Lead Arrangers and Joint Bookrunners

          -And-

THE TORONTO–DOMINION BANK, and any

Lender or Lenders who become parties hereto, as Revolver Lenders

-And-

THE TORONTO-DOMINION BANK,

as Administrative Agent and Canadian Swing Line Lender

          -And-

BANK OF AMERICA, N.A., as US Swing Line Lender

-And-

BANK OF AMERICA, N.A., CANADA BRANCH, as

Syndication Agent

-And-

THE BANK OF NOVA SCOTIA, NATIONAL BANK OF

CANADA AND ROYAL BANK OF CANADA, as Co-

Documentation Agents

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 – INTERPRETATION

1.01	Definitions

In this Agreement (including the recitals) unless something in the subject matter or context is inconsistent therewith:

“2012 Credit Agreement” means the Twelfth Amended and Restated Loan Agreement dated June 30, 2012, as amended, entered into by Boyd, as borrower, Boyd US and the Guarantors, as restricted parties and The Toronto-Dominion Bank, as lender and administration agent.

“2020 Credit Agreement” means the Third Amended and Restated Credit Agreement dated March 17, 2020, entered into among the Borrowers, the Agents (as defined therein), the Lenders and the Obligors (either as original signatories thereto or through subsequent joinder agreements) as amended by First Amendment dated May 12, 2020 and Second Amendment dated March 21, 2022.

“2024 Credit Agreement” means the Fourth Amended and Restated Credit Agreement dated March 26, 2024, entered into among the Borrowers, the Agents (as defined therein), the Lenders and the Obligors.

“Acceleration Event” means the occurrence of an event whereby all Obligations become immediately due and payable in accordance with Section 12.02. For greater certainty, an Acceleration Event shall automatically occur if an Event of Default described in any of the subsections 12.01(l) through (n) with respect to a Borrower shall occur.

“Accommodation” means: (a) an Advance made by the Lenders or any one or more of them on the occasion of any Borrowing; (b) the issue of a Letter of Credit by a Lender on the occasion of any Letter of Credit; and (c) a Canadian Swing Line Loan and a US Swing Line Loan made by a Canadian Swing Line Lender or a US Swing Line Lender, as applicable.

“Accordion Lender” means a Lender which has agreed to participate in accordance with Section 2.07 to increase its Commitment under the Relevant Revolver Commitment or a new lender which has agreed to become a Lender and to make a Commitment under the Relevant Revolver Commitment in accordance with Section 2.07.

“Acquisition” shall mean, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a)

any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.

“Additional Compensation” has the meaning set forth in Section 15.01.

“Adjusted Daily Simple SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Daily Simple SOFR for such calculation plus (b) the Daily Simple SOFR Adjustment; provided that, if the Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor.

“Adjusted EBITDA” means, without duplication, the sum of:

(i) EBITDA of the Borrowers for such period as reported in the consolidated statements of BGSI;

(ii) pro-forma EBITDA from the Permitted Acquisitions (actual results from the date of any Permitted Acquisition, plus historical results if available and if not available then budgeted results for the remainder of the trailing period, plus budgeted synergies for such trailing period as accepted by the Majority Lenders);

(iii) pro-forma EBITDA from start-up Core Business locations (actual results from the start-up date, plus budgeted results for the remainder of the trailing period as accepted by the Majority Lenders for the first year budget period);

(iv) pro forma Cost Savings (as accepted by the Majority Lenders) as though such had been realized on the first day of the measurement period for which Adjusted EBITDA is being determined and as if such Cost Savings were realized during the entirety of such measurement period, net of the amount of actual benefits realized during such measurement period from such actions;

and

The aggregate of (a) budgeted results for the Permitted Acquisitions if historical results are not available and budgeted synergies for the Permitted Acquisitions, (b) budgeted results for start-up Core Business locations and (c) Cost Savings, as described above in (ii), (iii) and (iv) shall not in the aggregate exceed 25% of the Adjusted EBITDA used for financial covenant purposes;

less Adjusted EBITDA from a Subsidiary or material Property disposed of out of the ordinary course of business during the relevant period, as if the disposition had occurred at the beginning of the period.

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, (x) if the Interest Period with respect to the applicable Term CORRA Advance is less than one (1)

month, then one (1) month Term CORRA shall apply, (y) if the Interest Period with respect to the applicable Term CORRA Advance is greater than one (1) month and less than three (3) months, then linear interpolation of such rate shall apply and (z) if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor;

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor.

“Advance” means a borrowing by a Borrower by way of a Prime Rate Advance, a US Prime Rate Advance, a Swing Line Loan, a US Base Rate Advance, a Term CORRA Advance, a SOFR Advance, a Term Loan Advance or the issuance of, extension of the expiry date of, or increase in the amount of, a Letter of Credit by a L.C. Issuing Lender and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, Term Loan Advances, US Prime Rate Advances, Swing Line Loans, US Base Rate Advances, Term CORRA Advances and SOFR Advances, whether as a result of a Drawdown, Conversion, Rollover or deemed advance, plus the maximum amount payable under Letters of Credit.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affected Loan” has the meaning set forth in Section 15.02.

“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act and for greater certainty includes a Subsidiary of a Borrower and when used in reference to a “Lender”, means a related Person to that Lender.

“Agent” means The Toronto-Dominion Bank in its capacity as administrative agent for the Lenders and its successors and permitted assigns.

“Agent’s Accounts” means the following accounts maintained by the Agent to which payments and transfers under this Agreement are to be effected, or such other accounts that the Agent may from time to time designate by notice to a Borrower and the Lenders:

(a)	for Canadian Dollars:

[Redacted]

(b)	for United States Dollars:

[Redacted]

“Agreement” means this credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Patriot Act, The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, and other laws, rules, and regulations of any jurisdiction applicable to the Obligors or the Subsidiaries of the Borrowers from time to time concerning or relating to bribery or corruption;

“Applicable Law” shall mean, in respect of any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees and all official directives, rules, guidelines, orders and other requirements of any Governmental Authority (whether or not having the force of law) (collectively the “Law”) relating or applicable to such Person, property, transaction, event or other matter, and shall also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation.

“Applicable Margin” means with respect to any Advance under the Credit Facilities other than the Term Facility, the percentage rate per annum determined in accordance with clauses (a), (b), (c) and (d) below, based on the Total Funded Debt to Adjusted EBITDA Ratio as at the end of the Borrowers’ most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is the “Relevant Quarter”). The Applicable Margin to be applied with respect to an Advance shall be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be. The Applicable Margin shall change, if required, only once per Fiscal Quarter, on the third Business Day (the “Applicable Margin Adjustment Date”), after the earlier of (i) the date the unaudited quarterly financial statements for the Relevant Quarter and the related Compliance Certificate are delivered pursuant to Section 10.03 to the Agent, and (ii) the date such financial statements and Compliance Certificate are required to be delivered to the Agent. Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date. In accordance with Article 5, Prime Rate Advances, US Prime Rate Advances, US Base Rate Advances, SOFR Advances and Term CORRA Advances, respectively, will be subject to adjustment on such date. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin, (i) if a Borrower fails to deliver financial statements and such Compliance Certificate when required, the Total Funded Debt to Adjusted EBITDA Ratio shall be deemed to be Level VI until such documents have been delivered; and (ii) if the audited annual financial statements and related Compliance Certificate delivered to the Agent pursuant to Section 10.03 disclose a different Total Funded Debt to Adjusted EBITDA Ratio than disclosed in the unaudited financial statements and related Compliance Certificate for the same period previously delivered pursuant to such Section, the Applicable Margin shall be increased or decreased, as the case may be, on the third Business Day after the date that the audited annual financial statements and related Compliance Certificate are delivered to the Agent pursuant to Section 10.03.

(a)

Level	Total Funded Debt to Adjusted EBITDA Ratio	Prime Rate Margin, US Prime Rate Margin and US Base Rate Margin	Term CORRA Margin, SOFR Margin and Letter of Credit Fee Rate	Commitment Fee Rate

I	[Redacted]	[Redacted]	[Redacted]	[Redacted]

II	[Redacted]	[Redacted]	[Redacted]	[Redacted]

III	[Redacted]	[Redacted]	[Redacted]	[Redacted]

IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]

V	[Redacted]	[Redacted]	[Redacted]	[Redacted]

(b)

Upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin shall be at the applicable level (given the Total Funded Debt to Adjusted EBITDA Ratio) for the applicable type of Advance, plus [Redacted] per annum.

(c)

Notwithstanding the terms of clause (a), the Applicable Margin for the Credit Facilities shall be determined based on the Total Funded Debt to Adjusted EBITDA Ratio provided for in the Compliance Certificate delivered by the Borrowers for their most recently completed Fiscal Quarter.

(d)	Commitment Fees shall be calculated on the undrawn amounts of the total commitments on the Credit Facilities, accruing daily and payable quarterly in arrears for each Fiscal Quarter.

(e)

If at any time the Prime Rate, US Base Rate, US Prime Rate, Adjusted Term CORRA rate or Adjusted Term SOFR rate is less than zero, for purposes of calculating the Applicable Margin, the Prime Rate, US Base Rate, US Prime Rate, Adjusted Term CORRA rate or Adjusted Term SOFR rate, as applicable, shall be deemed to be zero.

“Applicable Margin Adjustment Date” has the meaning set forth in the definition of Applicable Margin.

“Applicable Order” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

“Assignee(s)” means the recipient by assignment of the rights and obligations of a Person.

“Associate” means an “associate” as defined in The Corporations Act (Manitoba).

“Auditor” means BGSI’s auditor, being Deloitte LLP and includes its successors and any replacement auditor from time to time.

“Available Tenor” means, as of any date of determination and with respect to the then current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then removed from the definition of “Interest Period” pursuant to Section 2.18(e).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Benchmark” means, initially, Adjusted Term SOFR; provided that if a Benchmark Transition Event has occurred with respect to Adjusted Term SOFR, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.18(a).

“Benchmark Replacement” means with respect to any Benchmark Transition Event, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)	Adjusted Daily Simple SOFR; or

(b)

the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment,

If the Benchmark Replacement as determined pursuant to subparagraph (a) or (b) would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-

current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for US Dollars denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)

in the case of subparagraph (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(b)

in the case of subparagraph (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the IOSCO Principles; provided, that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative or in compliance with or aligned with the IOSCO Principles.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.18 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.18.

“Beneficial Ownership Certification” means certification regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“BGSI” means Boyd Group Services Inc., a federal Canadian corporation.

“Borrowers” means, collectively, Boyd and Boyd US and each of their respective successors and “Borrower” means either of them.

“Borrowing” means a borrowing consisting of one or more Advances.

“Boyd” or the “Canadian Borrower” means The Boyd Group Inc., a corporation formed by the amalgamation of The Boyd Group Inc. and Boyd Group Holdings Inc. and continued to exist as a Canadian federal corporation.

“Boyd US” or the “US Borrower” means The Boyd Group (U.S.), Inc., a Delaware corporation.

“Business” or “Core Business” means the business carried on by the Borrowers and their Subsidiaries consisting of automotive body repairs, autoglass repair and replacement and the provision of various ancillary services in connection therewith including the reconditioning, refinishing and repainting of automobiles, trucks and other vehicles.

“Business Day” shall mean any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Winnipeg, Toronto and New York; provided, that, (a) when used in connection with a SOFR Advance, or any other calculation or determination involving SOFR, the term “Business Day” means any day that is only a US Government Securities Business Day, and (b) when used in connection with a Term CORRA Advance, or any other calculation or determination involving CORRA, the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto are authorized or required by law to remain closed.

“Canadian Dollars”, “CDN. Dollars”, “CDN. $”and “$” mean the lawful money of Canada.

“Canadian Pension Plan” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Manitoba) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor.

“Canadian Swing Line Facility” means the revolving facility in the amount set out in Schedule A hereto under “Canadian Swing Line Facility” to be made available to the Canadian Borrower in accordance with Section 2.01.

“Canadian Swing Line Facility Commitment” means the Individual Commitment of the Canadian Swing Line Lender in respect of the Canadian Swing Line Facility as set out on Schedule A hereto, which forms part of the Canadian Tranche.

“Canadian Swing Line Facility Commitment Fee” has the meaning specified in Section 5.07.

“Canadian Swing Line Lenders” means The Toronto-Dominion Bank and any one or more Assignees, their respective successors and permitted assigns as may become a party hereto, in their capacities as lenders under the Canadian Swing Line Facility and “Canadian Swing Line Lender” means any one of the Canadian Swing Line Lenders.

“Canadian Swing Line Loan” means an Advance made by the Canadian Swing Line Lender under the Canadian Swing Line Facility pursuant to Section 2.03.

“Canadian Tranche” means the tranche of the Revolver Facility to be made available to the Canadian Borrower.

“Canadian Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor.

“Capital Expenditures” means for any period with respect to any Person, the aggregate expenditures paid or payable during such period by such Person for the acquisition or improvement of fixed assets which extend the life or increase the productivity of such assets and which expenditures will be capitalized and depreciated over the estimated useful life of such assets, determined in accordance with IFRS; provided that “Capital Expenditures” shall not include routine, day-to-day maintenance of fixed assets including, without limitation, the replacement of worn out parts. For Permitted Acquisitions, Capital Expenditures include annualized pro forma Capital Expenditures but shall exclude initial and one-time costs incurred in connection with the Permitted Acquisitions, provided that such initial and one-time costs are included in the purchase price of the Permitted Acquisitions.

“Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided that any lease that would have been treated as an operating lease in accordance with generally accepted accounting principles in effect as of December 31, 2018 shall continue to be treated as an operating lease during the term of this Agreement notwithstanding a change in the treatment of a Capital Lease in accordance with IFRS.

“Cash Equivalents” means:

(a)

marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition; and

(b)

term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof having combined capital and surplus of not less than $500,000,000 or the Equivalent Amount in any other currency.

“Cash Management Agreement” means any agreement to provide cash management services, including day-light treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Bank” means any Person that, at the time it enters into a Cash Management Agreement, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Cash Management Agreement.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 USC. §9601 et. seq. as amended.

“Change in Law” has the meaning set forth in Section 15.01.

“Change of Control” means the occurrence of any transaction or event, the result of which control of any Person has changed. For the purposes of this definition “control” of any Person means the possession, directly or indirectly, of more than fifty (50%) of the voting rights attached to all outstanding voting securities, whether through the ownership of the voting securities, by contract, or otherwise.

“Closing Date” means December 9, 2025.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment” means one of the Revolver Facility Commitment, the Canadian Swing Line Facility Commitment, the US Swing Line Facility Commitment or the Term Facility Commitment, as the context requires and “Commitments” means any one or more of them.

“Commitment Fee” has the meaning specified in Section 5.07 and means any of the Revolver Facility Commitment Fee, the Canadian Swing Line Facility Commitment Fee or the US Swing Line Facility Commitment Fee, as the context may require.

“Compliance Certificate” means the certificate required pursuant to Section 10.03(3), substantially in the form annexed as Schedule E and signed by a senior officer of the Borrowers.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “Business Day,” the definition of “US Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.18 and other technical, administrative or operational matters) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Credit Documents).

“Contingent Obligation” means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

“Contributing Lender” has the meaning set forth in Section 14.11(2).

“Conversion” means a conversion of an Advance pursuant to Section 2.11(1).

“Conversion Date” means the date specified by a Borrower as being the date on which such Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day.

“Conversion Notice” means the notice substantially in the form annexed hereto as Schedule C to be given to the Agent by a Borrower pursuant to Section 2.11.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator);

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding Business Day adjustment) as such Available Tenor.

“Cost Savings” means, without duplication of budgeted results for Permitted Acquisitions or for start-up Core Business locations, adjustments for the amount of cost savings, operating expense reductions and cost synergies projected (in good faith) as a result of (1) head-count reductions, (2) administrative consolidation and other overhead consolidation, (3) integrating, consolidating or discontinuing operations or closure of facilities, (4) restructurings, cost savings initiatives, cost reduction programs and other operational transformational changes or initiatives (including new product initiatives) or (5) other similar actions to be taken no later than six months after the end of the relevant date of determination;

“Covered Entity” has the meaning set forth in Section 17.17(b).

“Covered Party” has the meaning set forth in Section 17.17(a).

“Credit Documents” means (a) this Agreement, all documents comprising the Security, all guarantees delivered by any Obligor in favour of the Agent and each document, agreement, instrument and certificate delivered to the Agent by an Obligor on or subsequent to the Closing Date (other than any restated agreement which have been superseded by this Agreement); (b) outstanding Hedge Arrangements; (c) the document referred to in Section 5.07 and any other fee letters from time to time; (d) all present and future security, agreements, documents, certificates and instruments delivered by any Obligor to the Agent or the Lenders whether pursuant to, or in respect of the agreements and documents referred to in clauses (a) and (b) inclusive of this definition or otherwise; (e) Cash Management Agreements, (f) the US Swing Line Agreement, and (g) all other agreements, documents, certificates and instruments previously, now or hereafter delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of, any of the restated agreements, this Agreement or any of the security, agreements, documents, certificates and instruments delivered from time to time, in each case as the same may from time to time be supplemented, amended or restated, and “Credit Document” shall mean any one of the Credit Documents.

“Credit Facilities” means the Revolver Facility, the Canadian Swing Line Facility, the US Swing Line Facility and the Term Facility and a “Credit Facility” means any one of them, as the context requires.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to SOFR for the day (such day, the “SOFR Determination Date”), with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably, and in consultation with the Borrower.

“Daily Simple SOFR Adjustment” means [Redacted] ([Redacted] basis points).

“Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of Property or services which, in accordance with IFRS would be classified upon the consolidated balance sheet of such Person prepared at such time, to constitute indebtedness, including any Vendor Take Back Notes, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with IFRS, recorded as Capital Leases, (f) all reimbursement obligations, contingent or otherwise, of such Person under acceptance, letter of credit and similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person (for greater certainty, not including obligations with respect to unexercised puts, calls, options and rights of first refusal and where conditions precedent to the obligations have not occurred), (h) the Market Value of all Hedge Arrangements in respect of which the Market Value is negative from such Person’s perspective (that is, the Person is “out of the money”) less, in the case of any such Hedge Arrangements entered into with a Lender, the Market Value of all Hedge Arrangements with the same Lender in respect of which the Market Value is positive (up to a maximum of the Market Value of the Hedge Arrangements having a negative Market Value), (i) all Contingent Obligations of such Person, (j) the amount of all trade payables and other accrued liabilities to the extent the same are past the due date thereof by more than 90 days (except to the extent that such payables and liabilities are being contested diligently and bona fide by such Person with the Person to whom same are owing) and (k) any other obligation arising under arrangements or agreements that, in substance, provide financing to such Person.

“Defaulting Lender” has the meaning set forth in Section 14.11(2).

“Depreciation Expense” means, for any period with respect to any Person, depreciation, amortization, depletion and other like reductions to income of such Person for such period not involving any outlay of cash, determined, without duplication, in accordance with IFRS.

“Disposition” means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Obligor in a single transaction or a series of related transactions, other than (a) the disposition of inventory in the ordinary course of business, and (b) the disposition of used, worn-out or surplus equipment in the ordinary course of business, and the word “Dispose” shall have a correlative meaning.

“Distribution” shall mean, with respect to any Person, any payment, directly or indirectly, by such Person (i) of any dividends on any shares of its capital, other than dividends payable in shares, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares, (iii) of any other distribution in respect of any shares of its capital, or (iv) in respect of an Investment.

“Draft” has the meaning set forth in Section 6.01(1).

“Drawdown” means:

(a)	the advance of a Prime Rate Advance, US Prime Rate Advance, a US Base Rate Advance, a SOFR Advance, Term CORRA Advance or a Term Loan Advance; or

(b)	the issue of Letters of Credit.

“Drawdown Date” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which shall be a Business Day.

“Drawdown Notice” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by a Borrower pursuant to Section 2.11.

“EBITDA” means, for any period, Net Income for the applicable period, plus (to the extent deducted in computing such net income or net loss):

(i)	Interest Expense for such period;

(ii)	Income Tax Expense for such period;

(iii)	Depreciation Expense for such period;

(iv)

non-cash losses and expenses deducted in determining the net income or loss, including foreign exchange translation losses, stock based compensation expenses, losses or write-downs or fair value adjustments of financial instruments;

(v)	extraordinary losses as determined in accordance with IFRS if applicable; and

(vi)	any acquisition and transaction costs, as determined in accordance with IFRS;

(vii)	any other unusual or non-recurring cash charges, expenses or losses designated by the Borrowers with the prior written consent of the Majority Lenders (in their sole discretion)

but excluding in respect of such period (to the extent added in computing such net income or net loss):

(i)	extraordinary gains as determined in accordance with IFRS; and

(ii)	non-cash gains and income added in determining the net income or net loss, including foreign exchange translation gains, gains or write-ups or fair value adjustments of financial instruments;

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any consignment or Capital Lease of Property by such Person as consignee or lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the

Bank of Canada end of day spot rate on the Business Day with respect to which such computation is required for the purpose of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, as amended, together with the regulations thereunder as the same may be amended from time to time. Reference to Sections of ERISA also refer to any successive Sections thereto.

“ERISA Plan” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA.

“ERISA Affiliate” means any Person that, together with a Borrower, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means: (a) the occurrence of a “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a US Pension Plan unless the thirty (30) day notice period requirement with respect to such event has been waived; (b) the failure with respect to any US Pension Plan to satisfy the minimum funding standard described in Section 412 of the Code or Section 302 of ERISA, whether or not waived; (c) the filing of an application for a waiver of the minimum funding standard with respect to any US Pension Plan; (d) the incurrence by Borrower or its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any US Pension Plan; (e) the receipt by Borrower or its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan; (f) the incurrence by Borrower or its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any US Pension Plan or Multiemployer Plan; or (g) the receipt by Borrower or its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from Borrower or its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Erroneous Payment” has the meaning assigned to it in Section 14.19(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 14.19(d)(i).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 14.19(d)(i).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 14.19(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 14.19(e).

“EU” means the European Union.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” means any of the events described in Section 12.01.

“Existing Credit Agreement” means the Fifth Amended and Restated Credit Agreement dated August 20, 2025, entered into among the Borrowers, the Agents (as defined therein), the Lenders and the Obligors.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future registrations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code.

“Federal Funds Effective Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that if such rate is not so published for any day which is a Business Day, the Federal Funds Rate for such day shall be the average of the quotation for such day on such transactions received by the Agent from three federal funds brokers of recognized standing selected by the Agent. Notwithstanding the foregoing, if the Federal Funds Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations.

“Fiscal Quarter” means each three month period of each Fiscal Year ending on March 31, June 30, September 30 and December 31.

“Fiscal Year” means, in respect of the Borrower, the twelve month period ending on the last day of December in any year.

“Flood Hazard Property” means any real property of the Borrowers or a Guarantor that is in a Special Flood Hazard Zone designated by the U.S. Federal Emergency Management Agency as having special flood or mudslide hazards.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Adjusted Term SOFR and Adjusted Term CORRA. For the avoidance of doubt, the initial Floor for Adjusted Term SOFR and Adjusted Term CORRA shall be [Redacted]% per annum.

“Four Quarter Period” means as at the last day of any particular Fiscal Quarter for any Person, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters.

“Governmental Authority” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“Guarantors” means without limitation and collectively the BGSI, Material Subsidiaries and all direct and indirect Subsidiaries of either of the Borrowers, now existing or to be owned or formed in the future required to meet the covenants of the Borrowers in Section 10.01(21), which shall sign an accession agreement in the form set out in Schedule F.

“Hazardous Substance” shall mean any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum product or by-product, polychlorinated biphenyls, radon and any “hazardous substance” as defined by CERCLA and any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended.

“Hedge Arrangement” means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, total return swap transaction (including, for certainty, with respect to equity), equity swap, equity derivative or any other similar transaction (including any option with respect to any of such transactions or arrangements), not placed in contravention of the parameters stipulated in Section 10.04(15).

“Hedge Bank” means any Person that, at the time it enters into any Hedge Arrangement permitted hereunder, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Hedge Arrangement.

“Hostile Take-Over Bid” shall mean a Take-Over Bid by an Obligor or in which an Obligor is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid.

“Hudson Acquisition” means the proposed acquisition of all of the issued and outstanding shares of JHCC Holdings Parent LLC, which operates the business of Joe Hudson’s Collision Center, for a purchase price of approximately US$1,300,000,000.00.

“Hudson Acquisition Advance” means the Advance under the Revolver Facility of up to US$210,000,000 to be used for Hudson Acquisition (including up to US$65,000,000 for financing fees and direct transaction costs).

“Hudson Acquisition Agreement” means the equity purchase agreement and plan of merger by and among JHCC Holdings Parent LLC, TSG8 Management L.P., TSG8 Parallel L.P., TSG8 Parallel Warhawk Blocker L.P., Carousel Capital Partners IV PV, L.P., JHCC Blocker, Inc., Boyd US and Project Tide Merger Sub LLC dated as of October 29, 2025.

“IFRS” means International Financial Reporting Standards.

“Income Tax Expense” means, with respect to any Person, for any period, the aggregate, without duplication, of all Taxes on the income of such Person for such period, whether current or deferred, determined in accordance with IFRS. For Permitted Acquisitions and start-up Core Business locations, Income Tax Expense shall be the income tax payable based upon the actual period to date that income is earned from such Permitted Acquisitions and start-up Core Business locations from and after the date of acquisition and during the accounting period.

“Individual Commitment” means the Commitment of each Lender as set forth in Schedule A hereto.

“Information” has the meaning set forth in Section 17.01(2).

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the BIA, the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the Bankruptcy Code (United States).

“Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights.

“Interbank Reference Rate” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.

“Intercompany Obligations” means Debt owed by one Obligor to another Obligor.

“Interest Coverage Ratio” means the ratio of Adjusted EBITDA to Interest Expense.

“Interest Expense” of a Person means, for any period, without duplication, the aggregate amount of interest and other financing charges expensed by such Person, on account of such period with respect to Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee, Commitment fees, the interest component of Capital Leases and net payments (if any) pursuant to Hedge Arrangements involving interest, all as determined in accordance with IFRS. For Permitted Acquisitions and start-up Core Business locations, Interest Expense shall be the annualized interest payable based upon the actual period to date that interest is incurred on Debt incurred which relates to such Permitted Acquisitions and start-up Core Business locations from and after the date of acquisition and during the accounting period.

“Interest Payment Date” means,

(a)	with respect to each Prime Rate Advance, US Prime Rate Advance, and US Base Rate Advance, the third Business Day of each calendar month;

(b)	with respect to each Term CORRA Advance, the last Business Day of each applicable Term CORRA Interest Period and

(c)

with respect to each SOFR Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than ninety (90) days, the last Business Day of each such ninety (90) day period during such Interest Period.

“Interest Period” means,

(a)

with respect to each Prime Rate Advance, US Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by a Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b)	with respect to each Term CORRA Advance, the applicable Term CORRA Interest Period;

(c)

in respect of each SOFR Advance, a period of one, three or six months, or such shorter period as may be agreed to by all of the Lenders (in each case, subject to the availability thereof), with respect to such SOFR Advance; provided that (i) the Interest Period shall commence on the date of an advance of or a conversion to a SOFR Advance and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the next preceding Interest Period expires; (ii) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, that if any Interest Period with respect to a SOFR Advance would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; (iii) any Interest Period with respect to a SOFR Advance that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such Interest Period; (iv) no Interest Period shall extend beyond the Maturity Date; and (v) no tenor that has been removed from this definition pursuant to Section 2.18 shall be available for specification in such Notice of Borrowing or interest election; and

(d)	with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding;

provided that (i) in any case the last day of each Interest Period shall be also the first day of the next Interest Period, (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by a Borrower is not a Business Day such Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event such Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period otherwise selected, and (iii) no Interest Period shall expire subsequent to the Maturity Date Revolver/Swing Line Credit Facilities.

“Investment” in any Person means any direct or indirect (a) acquisition of any shares of capital stock or other equity securities of such Person, or (b) acquisition, by purchase or otherwise, of all or substantially all of the business, assets or stock or other evidence of beneficial ownership of such Person. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its fair market value at the time of such transfer. For greater certainty (i) an Acquisition shall not be treated as an Investment; and (ii) the conversion of any Debt of any Obligor, held by another Obligor, into equity of the debtor Obligor shall not be treated as an Investment.

“IOSCO Principles” shall have the meaning set forth in Section 2.18(d).

“ISDA Master Agreement” means the 1992 ISDA Master Agreement (Multi-Currency – Cross Border) as published by the International Swaps and Derivatives Association, Inc., as amended, revised or replaced from time to time.

“Issuing Lender” means any of: (a) the L.C. Issuing Lender, or (b) a Cash Management Bank under a Cash Management Agreement or (c) or a Hedge Bank under a Hedge Arrangement, as the case may be.

“Judgement Conversion Date” has the meaning set forth in Section 17.05(1)(b).

“Judgement Currency” has the meaning set forth in Section 17.05(1).

“L.C. Issuing Lender” means either the Canadian Swing Line Lender or the US Swing Line Lender, as the case may be and the context requires, who issues a Letter of Credit in that capacity to the Canadian Borrower or the US Borrower hereunder, and its successors in such capacity. The L.C. Issuing Lender may, in its discretion, arrange for one or more Letters of Credit to be issued by designated Affiliates or branch offices of the L.C. Issuing Lender, in which case the term “Issuing Lender” shall include any such designated Affiliates or branch offices of the L.C. Issuing Lender with respect to Letters of Credit issued by such designated Affiliates or branch offices of the L.C. Issuing Lender.

“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority. For purposes of this definition, control of a Person shall have the same meaning as in the last sentence of the definition of “Affiliate”.

“Lenders” means the Persons designated in Schedule A annexed hereto as either a Revolver Lender, an Issuing Lender, the Canadian Swing Line Lender, the US Swing Line Lender or a Term Facility Lender and reference to “Lender” in this Agreement may mean that Lender in its capacity as a Revolver Lender, an Issuing Lender, the Canadian Swing Line Lender, the US Swing Line Lender or a Term Facility Lender, as the case may be, if the context so requires and “Lender” means any one of the Lenders and includes each of their successors and permitted assigns.

“Lenders’ Counsel” means the firm of Fillmore Riley LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by Fillmore Riley LLP or its replacement, for and on behalf of the Lenders.

“Lender Financial Instrument Obligations” means the present (including, without limitation, any Lender Financial Instrument Obligations issued by TD prior to and still outstanding on and after the Closing Date) and the Obligations of either of the Borrowers to the Lenders under or in connection with the Obligations including, (a) hedge contracts, (b) interest rate swaps, (c) cash management and consolidation, money management, foreign-exchange, credit card and other cash management and/or banking services or products provided by such Lender to either of the Borrowers, and (d) other transactions not made under this Agreement if it is agreed by either of the Borrowers and the Lenders that such facilities, debts, liabilities and obligations shall be secured by the Security.

“Letters of Credit” means a letter of credit or letter of guarantee issued by the L.C. Issuing Lender under the Canadian Swing Line Facility or the US Swing Line Facility at the request and for the account of the Canadian Borrower or the US Borrower, as the case may be, under this Agreement and “Letter of Credit” means any one thereof.

“Letter of Credit Fee Rate” means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to “Letters of Credit Fee Rate” in the pricing grid in the definition of “Applicable Margin” relevant to the period in respect of which determination is being made.

“Loan Transfer Agreement” means a loan transfer agreement substantially in the form of Schedule G to this Agreement.

“Majority Lenders” means Lenders holding at least 51% of the Commitments under the Credit Facilities and shall, if there are two or more Lenders, be at least two Lenders.

“Margin Stock” has the meaning assigned to such term in Regulation U issued by the Board of Governors of the Federal Reserve System of the United States of America.

“Market Value” means the amount, if any, that a Person would be required to pay to its counterparty in any Hedge Arrangement in order to terminate the Hedge Arrangement as a result of the Person being “out of the money” on a mark to market valuation of the Hedge Arrangement.

“Material Acquisition” means a purchase transaction where the purchase price paid is US$100,000,000 or greater.

“Material Adverse Effect” shall mean (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of the Borrowers on a Restricted Basis, (b) a material adverse effect on the legality, validity or enforceability of any of the Credit Documents which could reasonably be considered material having regard to the Credit Documents considered as a whole, including the validity, enforceability, perfection or priority of any Encumbrance created under any document comprising the Security which could reasonably be considered material having regard to the Security considered as a whole, (c) a material adverse effect on the right, entitlement or ability of an Obligor, to pay or perform any of its debts, liabilities or obligations under any of the Credit Documents, which could reasonably be considered material having regard to the Obligors as a whole, or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Credit Documents which could reasonably be considered material having regard to the Credit Documents taken as a whole.

“Material Contracts” means, collectively, each written agreement, arrangement or understanding entered into by an Obligor which if not complied with or expires, could reasonably be expected to have a Material Adverse Effect.

“Material Licences” means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, the breach or default of which could reasonably be expected to result in a Material Adverse Effect.

“Material Subsidiary” means a Subsidiary which either: i) owns assets accounting for five (5%) percent or more of the consolidated assets of BGSI (on a consolidated basis), or ii) generates five (5%) or more of BGSI’s consolidated EBITDA.

“Maturity Date Revolver/Swing Line Credit Facilities” means August 20, 2030.

“Maturity Date Term Facility” means March 17, 2027.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“NBC” means National Bank of Canada and its successors.

“Net Income” means, for any period, with respect to any Person, the net income (loss) of such Person, for such period, all as determined in accordance with IFRS.

“Net Proceeds” shall mean, with respect to a Disposition by an Obligor, the sum of cash or readily marketable Cash Equivalents received (including by way of a cash generating sale or discounting of a note or receivable, but excluding any other consideration received in the form of assumption by the acquiring Person of debt or other obligations relating to the properties or assets so disposed of or received in any other non-cash form) therefrom, whether at the time of such Disposition or subsequent thereto, net of all legal, title and recording tax expenses, commissions and other fees and all costs and expenses incurred and all federal, provincial, state, local and other taxes required to be accrued as a liability by such Obligor as a consequence of such transactions and of all payments made by the applicable Obligor on any Debt which is secured by the assets disposed of pursuant to a Permitted Encumbrance upon or with respect to such assets or which must by the terms of such Encumbrance, or in order to obtain a necessary consent to such Disposition or by Applicable Law, be repaid out of the proceeds from such Disposition.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” shall have the opposite meaning.

“Non-Funding Lender” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Credit Documents, or (ii) that has given verbal or written notice to a Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender Related Distress Events has occurred, or (iv) with respect to which the Agent or the Issuing Lender has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities (unless such Lender has defaulted in meeting its obligations to fund due to its taking the position that all required conditions precedent to funding have not been met).

“Obligations” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders and each of them under, in connection with, relating to or with respect to each of the Credit Documents, and any unpaid balance thereof and which, for greater certainty, includes all indebtedness, liabilities and obligations owing by any Obligor to the Agent in respect of Erroneous Payment Subrogation Rights or to any Lender in respect to Cash Management Agreements and Hedge Arrangements.

“Obligors” means, collectively, the Borrowers and the Guarantors and their respective successors and assigns and “Obligor” means any one of them.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, shareholder agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

“Original Agent” means The Toronto-Dominion Bank, as collateral and security agent under the 2012 Credit Agreement.

“Outstandings” means, with respect to any Credit Facility, the aggregate principal amount of all Advances/amounts outstanding under the Credit Facility and with respect to all Credit Facilities, means the aggregate principal amount of all Advances/amounts outstanding under all the Credit Facilities.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Patriot Act” means the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment Recipient” has the meaning assigned to it in Section 14.19(a).

“Pending Event of Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”.

“Permitted Acquisition” means any Acquisition of a business where:

(i)	the entity to be acquired operates a Core Business;

(ii)	provide to the Lenders prior to the acquisition, a historic prior year end financial statement for the target entity being acquired;

(iii)

provide to the Lenders prior to the acquisition, a 12 months of pro-forma information to evidence that the proposed acquisition is planned to provide a consistent positive contribution to the Borrowers’ consolidated EBITDA;

(iv)

provide to the Lenders prior to the acquisition, a pro-forma financial covenant calculation evidencing that the acquisition is not expected to result in a breach of the financial covenant thresholds stipulated in Section 10.02 for the upcoming 12 month period;

(v)	continued compliance with the financial covenants contained in Sections 10.02(1) and 10.02(2) both before and after the proposed Acquisition;

(vi)	no Pending Event of Default or Event of Default will occur as a consequence of making the acquisition;

(vii)	the Lenders receive such opinions as Lenders’ Counsel deems necessary, acting reasonably;

(viii)

any Acquisition of a Person must be acquired 100% by one of the Borrowers and such Person must provide security to the Agent as required pursuant to Section 11.07 within 60 days of completion of the Acquisition as required/applicable to be in compliance with the applicable minimum TNA and EBITDA requirements set forth in Section 10.01(21); and

provided that notwithstanding the foregoing, (A) where the purchase price to be paid is less than $250,000,000, no prior notification to the Lenders is required and (ii), (iii), (iv) and (vii) shall not apply, and (B) for the Hudson Acquisition the requirements under (v) and (vi) are waived.

“Permitted Debentures” means Borrower(s) issued debentures provided that such debentures: (i) mature after the Maturity Date Revolver/Swing Line Credit Facilities at the time of issuance, (ii) unsecured and subordinated for repayment to the Credit Facilities, (iii) repayable/satisfied at the option of the Borrowers by way of common shares, (iv) no scheduled principal payments, (v) not guaranteed by subsidiaries of the Borrowers, (vi) no cross default provisions to the Credit Facilities, and (vii) terms are not more restrictive than the terms of the Credit Facilities. For greater certainty, such debentures may be convertible by the holder into BGSI common shares at fair value and any optional and unscheduled prepayments can be made so long as there is no Pending Event of Default or Event of Default at the time of such prepayment and such prepayment would not cause a Pending Event of Default or an Event of Default.

“Permitted Debt” means:

(i)	the Obligations with the Lenders;

(ii)	Debt owing by one Obligor to another, but if secured, then on the basis that the security has been pledged to the Agent;

(iii)	Debt on an unsecured basis for current liabilities incurred and payable in the ordinary course of business;

(iv)	guarantees that are permitted financial assistance as described in Section 10.04(3);

(v)	Purchase Money Security Interests and Capital Leases that do not exceed [Redacted]% of TNA in the aggregate;

(vi)	unsecured Vendor Take Back Note loans that do not exceed in the aggregate US$300,000,000 (or CDN. $ equivalent);

(vii)	other secured Debt up to US$120,000,000 (or CDN. $ equivalent) in the aggregate, which for greater certainty includes any mortgage secured vendor take back loan for real estate;

(viii)	Permitted Promissory Notes and Permitted Unsecured Notes that do not exceed in the aggregate US$1,000,000,000 (or CDN. $ equivalent at the time of issuance); and

(ix)	Permitted Debentures.

“Permitted Encumbrances” means, with respect to any Person, the following:

(a)	the Security;

(b)	Purchase Money Security Interests and Capital Leases, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed [Redacted]% of TNA at any time;

(c)

Encumbrances supporting other secured debt up to US$120,000,000 (or CDN. $ equivalent) in the aggregate, which for greater certainty includes any mortgage secured vendor take back loan for real estate;

(d)	such other Encumbrances as may be approved by the Majority Lenders from time to time;

(e)

liens for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under IFRS are maintained;

(f)

undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which none of the Lenders has been given notice, or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(g)

reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(h)

zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by that Person;

(i)

title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by that Person;

(j)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(k)

the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law not to exceed $20,000,000 or the Equivalent Amount in US Dollars in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(l)

security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business; and

(m)

the Encumbrance created by a judgement of a court of competent jurisdiction, as long as the judgement is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default.

“Permitted Promissory Notes” means Borrower(s) issued promissory notes, other than Vendor Take Back Notes, limited to an aggregate amount (collectively with all Permitted Unsecured Notes) of up to US$1,000,000,000 (or CDN. $ equivalent) (including future refinancing of such debt) provided that such notes: (i) mature after the Revolver Facility at the time of issuance, (ii) are unsecured and subordinated for repayment to the Credit Facilities, (iii) contain no scheduled principal payments, (iv) are not guaranteed by any of the subsidiaries of the Borrowers, and (v) their terms are not more restrictive than the terms of the Credit Facilities. For greater certainty, any optional and unscheduled prepayments can be made so long as there is no Pending Event of Default or an Event of Default at the time of such prepayment and such prepayment would not cause a Pending Event of Default or an Event of Default.

“Permitted Unsecured Notes” means Borrower(s) and/or BGSI issued notes, other than Vendor Take Back Notes and Permitted Promissory Notes, limited to an aggregate amount (collectively with all Permitted Promissory Notes) of up to US$1,000,000,000 (or CDN. $ equivalent at the time of issuance) (including future refinancing of such debt) provided that such notes: (i) mature a minimum of 6 months beyond the Maturity Date Revolver/Swing Line Credit Facilities at the time of issuance (other than the Permitted Unsecured Notes issued in connection with the financing of the Hudson Acquisition of up to US$400,000,000 (or CDN. $ equivalent at the time of issuance)), (ii) are unsecured for repayment to the Credit Facilities, (iii) contains no scheduled principal payments prior the Maturity Date Revolver/Swing Line Credit Facilities, (iv) their terms are not more restrictive than the terms of the Credit Facilities, and (v) pro-forma financial covenant compliance and no Pending Event of Default or an Event of Default at the time of the issuance of the notes and such issuance of the notes would not cause a Pending Event of Default or an Event of Default.

“Person” is to be broadly interpreted and shall include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

“Prime Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) the sum of (i) one month Adjusted Term CORRA in effect on such day, plus (ii) [Redacted]%, provided that to the extent such highest rate as calculated pursuant to this definition shall, at any time, be less than the Floor, such rate shall be deemed to be Floor at such time for all purposes herein.

“Prime Rate Advance” means an Advance in Canadian Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the Prime Rate.

“Prime Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Prime Rate Margin” in the pricing grid in the definition of “Applicable Margin”.

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including for greater certainty any share in the capital of a corporation or ownership interest in any other Person.

“Property Insurance” means insurance coverage of an Obligor against risk of loss or damage to its Property, including, without limitation, fire and extended peril insurance and boiler and machinery insurance, but excluding fidelity product liability.

“Proportionate Share” or “Pro Rata Share” means in respect of each Lender from time to time, (a) with respect to a Credit Facility or all Credit Facilities, the percentage of each Credit Facility or of all Credit Facilities, as the case may be, which a Lender has agreed to advance to a Borrower determined by dividing the Lender’s Commitment in respect of each Credit Facility or of all Credit Facilities, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit Facility or all Credit Facilities, as the case may be, and, with respect to an Advance, means the Proportionate Share of the Credit Facility under which such Advance is made in each case net of the Commitment under the Swing Line Facility and, (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender, which, in the case of all Hedge Arrangements, shall mean all net amounts due thereunder including, (whether or not governed by an ISDA Master Agreement), as a result of a Termination Event (as such term is defined in the ISDA Master Agreement).

“Purchase Money Security Interest” means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created concurrently with or prior to the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property financed or refinanced (to the extent the principal amount is not increased) by such Debt and proceeds thereof, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds [Redacted]% of the original purchase price of such Property at the time it was acquired, and for the purposes of this definition the term “acquisition” shall include a Capital Lease and the term “acquire” shall have a corresponding meaning.

“QFC Credit Support” has the meaning set forth in Section 17.17.

“RBC” means Royal Bank of Canada and its successors.

“Receiving Lender” has the meaning set forth in Section 14.13.

“Register” has the meaning set forth in Section 16.02(3).

“Release” means a “release”, as such term is defined in CERCLA.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States, or any other country, political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has Property and, for greater certainty, at the Closing Date includes the provinces and states set forth in Schedule 9.01(19).

“Relevant Quarter” has the meaning set forth in the definition of Applicable Margin.

“Repayment Notice” means the notice substantially in the form annexed hereto as Schedule C to be given to the Agent by a Borrower pursuant to Section 7.02.

“Requirements of Environmental Law” means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgements and decrees, and (to the extent that they have the force of law) rules, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Obligor and the intended uses thereof, including but not limited to, all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments).

“Requirements of Law” means, as to any Person, the Organizational Documents of such Person and any Applicable Law, or determination of a Governmental Authority, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restricted Basis” means, collectively, the consolidation of BGSI, the Borrowers and each Guarantor and any other Person required to be included in such consolidation pursuant to IFRS.

“Revolver Facility” means the revolving credit facility in the amount set out in Schedule A under the heading “Revolver Facility”.

“Revolver Facility Commitment” means the sum of the Individual Commitments of the Lenders in respect of the Revolver Facility, as set out on Schedule A hereto.

“Revolver Lenders” means those Lenders hereunder that have provided Commitments for the Revolver Facility.

“Revolver/Swing Line Credit Facilities” means collectively the Revolver Facility, the Canadian Swing Line Facility, the US Swing Line Facility and a “Revolver/Swing Line Credit Facility” means any one of them, as the context requires.

“Revolver/Swing Line Facility Commitment” means the sum of the Individual Commitments of the Lenders in respect of the Revolver/Swing Line Credit Facilities, as set out on Schedule A hereto.

“Revolver/Swing Line Lenders” means those Lenders hereunder that have provided Commitments for the Revolver/Swing Line Credit Facilities.

“Rollover” means a rollover of a maturing Term CORRA Advance into a new Term CORRA Advance or the rollover of a maturing SOFR Advance into a new SOFR Advance.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Term CORRA Advance or a SOFR Advance that is being rolled over.

“Rollover Notice” means the means the notice substantially in the form annexed hereto as Schedule C to be given to the Agent by a Borrower pursuant to Section 2.11 in connection with the Rollover of a Term CORRA Advance or a SOFR Advance.

“Sanctioned Country” means, at any time, a country, region or territory which is, or whose government is, the subject or target of any Sanctions broadly restricting or prohibiting dealings with such country, territory or government.

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce), the United Nations Security Council, the European Union or any of its member states, His Majesty’s Treasury, the Canadian government or any other relevant Governmental Authority, (ii) any Person located, organized or resident in, or any governmental entity or governmental instrumentality of, a Sanctioned Country or (iii) any Person twenty-five percent (25%) or more directly or indirectly owned by, Controlled by, or acting for the benefit or on behalf of, any Person described in clauses (a) or (b) hereof.

“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce; (ii) the United Nations Security Council; (iii) the European Union or any of its member states; (iv) His Majesty’s Treasury; (v) the Canadian government; or (vi) any other relevant Governmental Authority.

“Security” means all security (including guarantees) held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders, securing or intended to secure directly or indirectly repayment of the Obligations and includes all security described in Article 11.

“Security Documents” means the documents referred to in Article 11.

“Senior Funded Debt” means Total Funded Debt less Vendor Take Back Notes, Permitted Unsecured Notes and other Debt that is subordinated and postponed to the Obligations owing to the Lenders pursuant to a written agreement satisfactory to the Lenders. For greater certainty, Senior Funded Debt shall include indebtedness under the Credit Facilities and other indebtedness that (i) ranks ahead of or pari passu with the Credit Facilities or (ii) is secured by Permitted Encumbrances, unless subordinated and postponement pursuant to a written agreement satisfactory to the Lender.

“Senior Funded Debt to Adjusted EBITDA Ratio” means the ratio of Senior Funded Debt to Adjusted EBITDA.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Advance” means an Advance that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (iii) of the definition of “US Base Rate”.

“SOFR Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “SOFR Margin” in the pricing grid in the definition of “Applicable Margin”.

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and shall include any other Person in like relationship to a Subsidiary of such first mentioned Person.

“Supported QFC” has the meaning set forth in Section 17.17.

“Swing Line Facility” means the Canadian Swing Line Facility or the US Swing Line Facility, as the context requires in the amounts set out in Schedule A under the heading “Canadian Swing Line Facility and “US Swing Line Facility”.

“Swing Line Lenders” means The Toronto-Dominion Bank, in its capacity as the Canadian Swing Line Lender, its successors and permitted assigns and/or Bank of America, N.A., in its capacity as US Swing Line Lender, its successors and assigns, as applicable and “Swing Line Lender” means any one of the Swing Line Lenders and includes each of their successors and permitted assigns.

“Swing Line Lender’s Account” means such account or accounts maintained by the Swing Line Lender at the branch bank of the Swing Line Lender, the particulars of which shall have been notified to the applicable Borrower by the Swing Line Lender.

“Swing Line Loan(s)” means the balance of any Advances outstanding under the Canadian Swing Line Facility or the US Swing Line Facility, as the case may be.

“Take-Over Bid” means a “take-over bid” as defined in any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission.

“TNA” or “Tangible Net Assets” means the total assets of BSGI, on a consolidated basis (excluding goodwill and intangible assets).

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Canadian Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), whether disputed or not.

“TD” means The Toronto-Dominion Bank and its successors.

“Term CORRA” means, for any calculation with respect to a Term CORRA Advance, the Term CORRA Reference Rate for a tenor comparable to the applicable CORRA Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such CORRA Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 P.M. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date (as such term is defined in Section 2.18) with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day;

“Term CORRA Adjustment” means, with respect to Term CORRA, (i) 0.29547% (29.547 basis points) for a CORRA Interest Period of one-month’s duration and (ii) 0.32138% (32.138 basis points) for a CORRA Interest Period of three-months’ duration;

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator;

“Term CORRA Advance” means any Advance in Canadian Dollars with respect to which interest is calculated under this Agreement for the time being on the basis of the Adjusted Term CORRA;

“Term CORRA Interest Period” means the initial period (subject to availability) of one (1) or three (3) months (or such other period as the Lender may permit,) commencing on and including the date specified in the Advance or Conversion is made, or the date of a Rollover, as the case may be, applicable to such Term CORRA Advance and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of one (1) or three (3) months as selected by the Borrower and notified to Lender in writing commencing on and including the last day of the prior Term CORRA Interest Period; provided however that:

(i) in the case of a rollover of a Term CORRA Advance, the last day of each CORRA Interest Period shall also be the first day of the next CORRA Interest Period;

(ii) the last day of each CORRA Interest Period shall be a Business Day and if not, the Borrower shall be deemed to have selected a CORRA Interest Period the last day of which is the first Business Day following the last day of the CORRA Interest Period selected by the Borrower, unless such first Business Day is in a succeeding calendar month, in which case, the last day of such CORRA Interest Period shall be the immediately preceding Business Day; and

(iii) notwithstanding any of the foregoing, the last day of each Term CORRA Interest Period shall be on or before the Maturity Date Revolver/Swing Line Credit Facilities or the date that the Credit Facilities are terminated and cancelled in their entirety as herein contemplated;

“Term CORRA Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Term CORRA Margin” in the pricing grid in the definition of “Applicable Margin”.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA;

“Term Facility” means the term credit facility in the amount of $125,000,000 US Dollars to be made available to the US Borrower.

“Term Facility Commitment” means the sum of the Individual Commitments of the Term Facility Lenders in respect of the Term Facility, set out in Schedule A hereto to be made available to the US Borrower, which Term Facility Commitments shall be reduced by the amount of any principal payments made by the US Borrower on the Term Facility.

“Term Facility Lenders” means those Lenders identified as such in Schedule A hereto and any one or more Assignees, their respective successors and permitted assigns as may become a party hereto in their capacities as Lenders under the Term Facility and “Term Facility Lender” means any one of the Term Facility Lenders.

“Term Loan” means any Advance made by the Term Facility Lenders pursuant to Section 2.19.

“Term Loan Advance” means an Advance in United States Dollars made by the Term Facility Lenders to the US Borrower under the Term Facility.

“Term SOFR” means, for any Interest Period for a SOFR Advance, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) US Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding US Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding US Government Securities Business Day is not more than three (3) US Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Adjustment” means, with respect to Term SOFR, 0.10% (10 basis points) for any Interest Period.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Total Funded Debt” means, with respect to any Person, without duplication, all Debt of such Person, including, without limitation and for greater certainty, Vendor Take Back Notes, Capital Lease obligations and negative mark -to- market exposure under the Hedge Arrangements (but excluding the Permitted Debentures), less (i) deposits with the Borrowers and Guarantors held within a Lenders’ banking system as reflected in the month end reconciliation based on the month end account statements for the Borrowers and Guarantors with the Lenders and (ii) the amount of all trade payables and other accrued liabilities to the extent the same are past the due date thereof by more than 90 days (except to the extent that such payables and liabilities are being contested diligently and bona fide by such Person with the Person to whom same are owing).

“Total Funded Debt to Adjusted EBITDA Ratio” means the ratio of Total Funded Debt to Adjusted EBITDA.

“Total Outstandings” means, at any time:

(a)  with respect to the Revolver Facility, the aggregate amount in US Dollars of all Outstandings thereunder at such time, calculated by reference to the Equivalent Amount in US Dollars, in the case of Outstandings in Canadian Dollars;

(b)  with respect to the Canadian Swing Line Facility, means the aggregate amount in Canadian Dollars of all Canadian Swing Line Loans at such time calculated by reference to the Equivalent Canadian $ Amount, in the case of Outstandings in US Dollars; and

(c)  with respect to the US Swing Line Facility, means the aggregate amount in US Dollars of the US Swing Line Loan at such time.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States Dollars”, “US$” and “US Dollars” means the lawful money of the United States of America.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“US Base Rate” means, for any day, a rate per annum equal to the greatest of (i) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada in effect on such day, (ii) the Federal Funds Effective Rate in effect on such day plus [Redacted]% and (iii) Adjusted Term SOFR for a one-month tenor in effect for such day plus [Redacted]%; provided that to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein.

“US Base Rate Advance” means an Advance in United States Dollars made by the Lenders to a Borrower with respect to which a Borrower has specified that interest is to be calculated by a reference to US Base Rate.

“US Base Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “US Base Rate Margin” in the pricing grid in the definition of “Applicable Margin”.

“US Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“US Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or ERISA Affiliate, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“US Prime Rate” means at any time, the sum of (a) the greater of: (i) the rate of interest then most recently established by the Agent as its base rate for US Dollars loaned in the United States and (ii) the Federal Funds Effective Rate at such time plus [Redacted]% per annum, and (b) the applicable margin for US Prime Rate Advances, provided that to the extent such highest rate as calculated above shall, at any time, be less than the zero, such rate shall be deemed to be zero for all purposes herein. The US Prime Rate is not necessarily intended to be the lowest rate of interest determined by the Agent or any Revolver Lender in connection with extensions of credit.

“US Prime Rate Advance” means an Advance in US Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the US Prime Rate.

“US Prime Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “US Prime Rate Margin” in the pricing grid in the definition of “Applicable Margin”.

“US Swing Line Agreement” means the agreement between the US Borrower and the US Swing Line Lenders with respect to the US Swing Line Facility.

“US Swing Line Facility” means the revolving facilities set out in Schedule A hereto under the heading “US Swing Line Facility”.

“US Swing Line Facility Commitment” means the Individual Commitment of Bank of America, N.A. in respect of the US Swing Line Facility as set out on Schedule A hereto.

“US Swing Line Facility Commitment Fee” has the meaning ascribed to it in Section 5.07.

“US Swing Line Lenders” means Bank of America, N.A. and any one or more Assignees, their respective successors and permitted assigns as may become a party hereto in their capacities as lenders under the US Swing Line Facility and US Swing Line Lender means any one of the US Swing Line Lenders.

“US Swing Line Loan” means an Advance made by the Swing Line Lender under the US Swing Line Facility pursuant to Section 2.06.

“US Swing Line Notice” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B-1 to be given to the US Swing Line Lender by a Borrower pursuant to Section 2.06.

“US Tranche” means the tranche of the Revolver Facility to be made available to the US Borrower, which includes the US Swing Line Facility.

“US Welfare Plan” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA.

“Vendor Take Back Notes” means debt instruments issued by an Obligor to a third party seller of shares or assets to the Obligor as part of the purchase price payment with respect to the purchase and sale transaction concerning a business which is a Core Business.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa.

1.04	Accounting Practices

Except as is expressly provided herein, all terms of an accounting or financial nature and all calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement, shall be construed in accordance with IFRS on a basis consistently applied for each Four Quarter Period and shall be made on a basis consistent with IFRS in existence as at the date of this Agreement. In the event of a change in IFRS, the Borrowers and the Agent (with the approval of the Lenders) shall negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect IFRS as then in effect, with the intention that such ratios and covenants reflect the intention of the parties under this Agreement as at the Closing Date. In the event that such negotiation is unsuccessful, all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with IFRS in existence at the Closing Date.

The Borrowers and the Lenders agree with respect to IFRS 16 rules regarding the accounting treatment of leases (which came into effect on January 1, 2019) that:

i. Financial Covenants, Total Funded Debt to Adjusted EBITDA (to determine the Applicable Margin) and EBITDA (to determine minimum EBITDA as per Section 10.01(21) and Material Subsidiary as per Section 11.07) are to be calculated without taking into account such new rules as if the changes in IFRS resulting from the new rules had not occurred;

ii. Any Compliance Certificate must be accompanied by a reconciliation of the calculation of the Financial Covenants, Total Funded Debt to Adjusted EBITDA and EBITDA with the financial statements delivered for the period to which such Compliance Certificate relates; and

iii. Tangible Net Assets, consolidated assets (to determine minimum consolidated assets as per Section 10.01(21) and Material Subsidiary as per Section 11.07) are to be calculated as per BGSI’s consolidated financial statements using the post-IFRS 16 rules.

The Borrowers may present financial reporting in either CDN. Dollars or US Dollars so long as the financial reporting meets IFRS. Any financial covenants, ratios or thresholds will be required to be presented in the same currency as the financial reporting.

1.05	Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Credit Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Encumbrance created by any of the documents comprising the Security to any Permitted Encumbrance.

1.06	Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean US Dollars.

1.07	Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail and the provisions of such other Credit Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under another Credit Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Credit Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Credit Document.

1.08	Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a SOFR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next preceding Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.09	Statutory References

Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re-enacted from time to time.

1.10	Interest Payments and Calculations

(1)  All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgement, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2)  Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3)  For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

(4)  In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

(5)  Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

(6)  The interest rate on an Advance denominated in United States Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition

Event, Section 2.18 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including, without limitation, the US Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, or have the same value or economic equivalence of as the existing interest rate (or any component thereof) being replaced or have the same volume or liquidity as did any existing interest rate (or any component thereof) prior to its discontinuance or unavailability. The Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

(7)  The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Prime Rate, Term CORRA, Adjusted Term CORRA or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Prime Rate, Term CORRA, Adjusted Term CORRA or any other Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Canadian Benchmark Replacement Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, Term CORRA, Adjusted Term CORRA, any alternative, successor or replacement rate (including any Canadian Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Agent may select information sources or services in its reasonable discretion to ascertain the Prime Rate, Term CORRA, Adjusted Term CORRA or any other Canadian Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.11	Determinations by a Borrower

All provisions contained herein requiring a Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Borrower to make all due inquiries and investigations as may be reasonable or prudent in the circumstances before making any such determination or assessment.

1.12	Existing Credit Agreement

This Agreement shall supersede the Existing Credit Agreement insofar as it constitutes the entire agreement between the parties concerning the subject matter of this Agreement. All Advances pursuant to the Existing Credit Agreement shall be converted in their entirety to Advances under this Agreement (other than as specifically noted herein), and the Borrowers’ and Guarantors’ obligations under the Existing Credit Agreement shall be replaced with the obligations of the Borrower and the Guarantors under this Agreement. The execution of this Agreement will not constitute of novation of any obligations under the Existing Credit Agreement being replaced by this Agreement. Each documentary credit, letter of guarantee and Commitment credit issued by The Toronto-Dominion Bank for the account of either Borrower before the date of this Agreement shall be deemed to be a Letter of Credit issued by The Toronto-Dominion Bank under this Agreement and the rights and obligations of the Borrowers shall be determined accordingly. The parties are entering into this Agreement to amend and restate the Existing Credit Agreement to provide for the amended terms on which the existing credit facilities will be amended and continued.

The Borrowers confirm that the security currently held by the Agent under and pursuant to the Existing Credit Agreement shall continue to secure all of their respective obligations to the Agent and the Lenders hereunder. In particular, but without limitation, the parties agree that:

(a)  the guarantees, general security agreements, share pledge agreements and any other security that the Borrowers and the Guarantors have delivered to and in favour of the Agent for the benefit of the Agent and/or the lenders under the 2012 Credit Agreement, the 2020 Credit Agreement, the 2024 Credit Agreement or the Existing Credit Agreement and any references to the 2012 Credit Agreement, the 2020 Credit Agreement, the 2024 Credit Agreement or the Existing Credit Agreement shall be interpreted as referring to this Agreement as further amended, modified, supplemented, restated and replaced from time to time; and

(b)  such guarantees, general security agreements, share pledge agreements and any other security shall remain in full force and effect, and are hereby ratified and confirmed for the benefit of the Agent and the Lenders hereunder as continuing security.

The Borrowers covenant and agree to cause the Guarantors to execute on the Closing Date acknowledgments to and in favour of the Agent and the Lenders of the foregoing with respect to guarantees, general security agreement and share pledge agreements issued by each of the Guarantors under the 2012 Credit Agreement, the 2020 Credit Agreement, the 2024

Credit Agreement and the Existing Credit Agreement.

1.13	Divisions

For all purposes under the Credit Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

1.14	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	–	Lenders and Commitments
Schedule B	–	Notice of Request for Advance
Schedule B-1	–	US Swing Line Notice
Schedule C	–	Conversion Notice / Rollover Notice / Repayment Notice
Schedule D	–	Form of Issue Notice
Schedule E	–	Compliance Certificate
Schedule F	–	Form of Accession Agreement
Schedule G	–	Form of Loan Transfer Agreement
Schedule 9.01(9)	–	Litigation
Schedule 9.01(12)	–	Description of Real Property
Schedule 9.01(13)	–	Insurance Policies
Schedule 9.01(18)	–	Corporate Structure
Schedule 9.01(19)	–	Relevant Jurisdictions
Schedule 9.01(20)	–	Intellectual Property
Schedule 9.01(25)	–	Environmental Matters
Schedule 9.01(27)	–	Benefit Plans
Schedule 9.01(32)	–	Non-Arm’s Length Transactions
Schedule 9.01(35)	–	Obligor Bank Accounts

ARTICLE 2 – THE CREDIT FACILITIES

2.01	Revolver/Swing Line Credit Facilities

Subject to the terms and conditions of this Agreement and until the Maturity Date Revolver/Swing Line Credit Facilities:

(a)  Each of the Revolver/Swing Line Lenders severally agrees, on the terms and conditions of this Agreement, to make available to the Borrower its Pro Rata Share of the Revolver/Swing Line Credit Facilities by making such Accommodations to the Borrowers as may be requested by the Borrowers thereunder from time to time in accordance with this

Agreement in an amount up to the Revolver/Swing Line Facility Commitment.

(b)  The Canadian Swing Line Lender agrees, on the terms and conditions set out in Section 2.05 of this Agreement, to make Canadian Swing Line Facility available to the Canadian Borrower.

(c)  The US Swing Line Lender agrees, on the terms and conditions set out in Section 2.06 of this Agreement, to make US Swing Line Facility available to the US Borrower.

(d)  Each Revolver/Swing Line Lender at its option may make any extension of credit or otherwise perform its obligations hereunder through any domestic or foreign office, branch or Affiliate of such Lender; provided that such office, branch or Affiliate of the Revolver/Swing Line Lender is located in Canada or the United States of America and that any exercise of such option shall not affect the obligation of the relevant Borrower to repay such Revolver/Swing Line Credit Facilities in accordance with the terms of this Agreement.

2.02	Commitments and Revolver/Swing Line Facility Limits

Revolver Facility.

(a)  The Revolver Facility will be available in two separate tranches: (i) the Canadian Tranche administered by the Agent and made available to the Canadian Borrower by the Revolver Lenders, and (ii) the US Tranche administered by the Agent and made available to the US Borrower by the Revolver Lenders. The aggregate maximum principal amount available under the Canadian Tranche and the US Tranche is the Revolver Facility Commitment. Each Drawdown made by the Canadian Borrower under the Canadian Tranche will reduce availability under the US Tranche, and each Drawdown made by the US Borrower under the US Tranche will reduce availability under the Canadian Tranche. In administering the Revolver Facility, the Agent is authorized to allocate the available amount under each of the Canadian Tranche and the US Tranche (A) as the Agent receives a Drawdown, Conversion, Rollover or repayment under the Canadian Tranche and the US Tranche; and (B) as a result of currency fluctuations, in each case, so long as the aggregate maximum principal amount available under the Canadian Tranche and the US Tranche does not exceed the Revolver Facility Commitment.

(b)  The Borrowers shall at all times cause the Total Outstandings under the Revolver/Swing Line Credit Facilities to be no greater than the Revolver/Swing Line Facility Commitment, and to use all commercially reasonable efforts to ensure that the Outstandings in respect of any Revolver/Swing Line Lender under the Revolver/Swing Line Credit Facilities will be no greater than the Individual Commitment of such Revolver/Swing Line Lender under the Revolver/Swing Line Credit Facilities.

(c)  All or any portion of the Revolver/Swing Line Credit Facilities which is not utilized by the Borrowers on the Closing Date may be utilized from time to time thereafter on the terms and conditions of this Agreement. Except to the extent the Revolver Facility Commitment is permanently reduced in accordance with this Agreement, the Revolver/Swing Line Credit Facilities shall revolve until the Maturity Date Revolver/Swing Line Credit Facilities and no payment under the Revolver/Swing Line Credit Facilities shall, of itself, reduce the Revolver

Facility Commitment until the Maturity Date Revolver/Swing Line Credit Facilities, at which time the Revolver/Swing Line Credit Facilities shall become due and payable in full. All or any portion of the Revolver Facility Commitment may be cancelled by the Borrowers at any time by written notice from the Borrowers to the Agent in accordance with Section 2.15.

(d)  Upon any reduction of the Revolver Facility Commitment, the Individual Commitment of each Lender with respect to the Revolver/Swing Line Credit Facilities shall thereupon be reduced by an amount equal to such Revolver/Swing Line Lender’s Pro Rata Share of the amount of such reduction of the applicable tranche of the Revolver/Swing Line Credit Facilities.

Swing Line Facilities

(e)  The Canadian Borrower shall at all times cause the Total Outstandings under the Canadian Swing Line Facility to be no greater than the Canadian Swing Line Facility Commitment.

(f)  The US Borrower shall at all times cause the Total Outstandings under the US Swing Line Facility to be no greater than the US Swing Line Facility Commitment.

2.03	Available Accommodations.

(a)  Each of the Revolver Lenders shall, on the terms and conditions of this Agreement, make its Pro Rata Share of the following Accommodations available under the Canadian Tranche:

(i)

Prime Rate Advances (denominated in Canadian Dollars), US Base Rate Advances (denominated in US Dollars), Term CORRA Advances (denominated in Canadian Dollars) and SOFR Advances (denominated in US Dollars) on the occasion of any Borrowing;

(b)  Each of the Revolver Lenders shall, on the terms and conditions of this Agreement, make its Pro Rata Share of the following Accommodations available under the US Tranche:

(i)

US Prime Rate Advances (denominated in US Dollars), Prime Rate Advances (denominated in Canadian Dollars), Term CORRA Advances (denominated in Canadian Dollars) and SOFR Advances (denominated in US Dollars) on the occasion of any Borrowing;

(c)  The Canadian Swing Line Lender shall, on the terms and conditions of this Agreement make the following Accommodations available under the Canadian Swing Line Facility:

(i)	Prime Rate Advances (denominated in Canadian Dollars), US Base Rate Advances (denominated in US Dollars), Term CORRA Advances and SOFR Advances;
(ii)	Letters of Credit denominated in Canadian Dollars or US Dollars (or such other currencies as available from the Canadian Swing Line Lender; provided that repayment shall always be in Canadian Dollars or US Dollars).

(d)  The US Swing Line Lender shall, on the terms and conditions consistent with this Agreement under the US Swing Line Agreement, make the following Accommodations available under the US Swing Line Facility:

(i)	US Prime Rate Advances (denominated in US Dollars) and SOFR Advances.
(ii)	Letters of Credit denominated in US Dollars (or such other currencies as may be available from the US Swing Line Lender; provided that repayment shall always be in US Dollars).

(e)  All Advances, Canadian Swing Line Loans, US Swing Line Loans, and Letters of Credit requested hereunder shall be made available to the Borrowers in accordance with Article III, Article IV, Article V and Article VI, as applicable.

2.04	Intentionally Deleted.

2.05	Canadian Swing Line Loans.

(a)  The Canadian Borrower will have access to Prime Rate Advances, without any notice to the Revolver/Swing Line Lenders, under the Canadian Swing Line Facility via overdraft from a Canadian Dollar current account at the Canadian Swing Line Lender’s Branch 6330. The Canadian Borrower will have access to US Base Rate Advances, without any notice to the Revolver/Swing Line Lenders, under the Canadian Swing Line Facility via overdraft from a US Dollar current account at the Canadian Swing Line Lender’s Branch 6330. The total of Prime Rate Advances and the Canadian Dollar equivalent of US Base Rate Advances under the Canadian Swing Line Facility via overdrafts cannot exceed the Canadian Swing Line Facility Commitment.

(b)  The Canadian Swing Line Loan shall bear interest at a rate per annum equal at all times to the Prime Rate in effect from time to time plus the Applicable Margin, in the case of Prime Rate Advances, or the US Base Rate, in the case of US Base Rate Advances, from and including the date the Canadian Swing Line Loan is made to but excluding the date such Canadian Swing Line Loan is repaid in full, calculated (but not compounded) daily and payable in arrears on the third Business Day of each month following the month for which such interest is payable and on the Maturity Date Revolver/Swing Line Credit Facilities. Where the Prime Rate is less than zero, the Prime Rate shall be deemed to be zero. Where the US Base Rate is less than zero, the US Base Rate shall be deemed to be zero. Where the Adjusted Term SOFR rate is less than zero, the Adjusted Term SOFR rate shall be deemed to be zero. Where the Adjusted Term CORRA rate is less than zero, the Adjusted Term CORRA rate shall be deemed to be zero. All amounts owing to the Canadian Swing Line Lender hereunder shall be paid by the Canadian Borrower by depositing the amount owing to the Canadian Swing Line Lender’s Account.

(c)  If the Canadian Swing Line Facility is fully drawn hereunder and/or the satisfaction of any withdrawal requests or Advances (each an “Overadvance”) under the Canadian Swing Line Facility would cause the Outstandings under the Canadian Swing Line Facility to exceed the Canadian Swing Line Facility Commitment, the Canadian Swing Line Lender will not be obligated to make such Overadvance (including automatically transferring additional funds by way of overdraft to cover insufficiently funded debits, as set out in Section 2.05(a) above). Any Overadvances made under the Canadian Swing Line Facility will be honoured on an exception basis only at the sole discretion of the Canadian Swing Line Lender, will be repayable on demand, will not constitute a formal or permanent increase to the Canadian Swing Line Facility Commitment and are subject to all terms and conditions of this Agreement.

(d)  At any time and from time to time, the Canadian Borrower may, and shall when: (i) the Total Outstandings of all Canadian Swing Line Loans exceed (or would after the making of a Canadian Swing Line Loan exceed) the Canadian Swing Line Facility Commitment (ii) upon the occurrence of an Event of Default or (iii) upon the request of the Canadian Swing Line Lender, direct the Agent to give 2 Business Days’ notice to each Revolver Lender no later than 11:00 a.m. (Toronto time), to make, and each Revolver Lender hereby agrees to make, an Advance under the Canadian Tranche which is a Prime Rate Advance in an amount equal to such Revolver Lender’s Pro Rata Share under the Canadian Tranche of the aggregate principal amount of the Canadian Swing Line Loans specified in the notice. The aggregate amount of such Advance shall be applied on the date of receipt thereof by the Agent to repay the principal amount of such Canadian Swing Line Loans to the Canadian Swing Line Lender. Nothing in this Section shall require the Canadian Swing Line Lender to make any Canadian Swing Line Loan that would result in the Total Outstandings of all Canadian Swing Line Loans exceeding the Canadian Swing Line Facility Commitment or the aggregate amount of all Outstandings of any Revolver/Swing Line Lender, exceeding the Individual Commitment of such Lender, in its capacity as a Revolver/Swing Line Lender under the Revolver/Swing Line Credit Facilities, at such time.

(e)  Each Revolver Lender agrees to indemnify the Canadian Swing Line Lender (to the extent not reimbursed by the Canadian Borrower), rateably according to its Pro Rata Share under the Revolver Facility, whether before or after or during the continuance of an Event of Default, from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Canadian Swing Line Lender by reason of the Canadian Swing Line Lender making Canadian Swing Line Loans available or otherwise in any way relating to or arising out of the Canadian Swing Line Loans. Nothing in this paragraph 2.05(e) shall require any of the Revolver/Swing Line Lenders to advance more than their Individual Commitment under the Revolver/Swing Line Credit Facilities.

2.06	US Swing Line Loans

(a)  Each Advance requested by the US Borrower under the US Swing Line Facility pursuant to US Swing Line Notice (or as otherwise agreed to in the US Swing Line Agreement), in the case of US Prime Rate Advances or SOFR Advances, will be in a minimum principal amount of $100,000 (the “Minimum Amount”). Subject to the US Swing Line Lender receiving a Repayment Notice prior to the proposed repayment and which shall be irrevocable, the US Borrower may from time to time repay or prepay US Swing Line Loan outstanding under any of the US Swing Line Facility without premium, penalty or bonus.

(b)  Each US Swing Line Loan shall bear interest at (i) a rate per annum equal at all times to the US Prime Rate in effect from time to time plus the Applicable Margin, in the case of US Prime Rate Advances, or (ii) a rate per annum equal at all times to the Adjusted Term SOFR in effect from time to time plus the SOFR Margin, in the case of SOFR Advances, from and including the date such US Swing Line Loan is made to, but excluding the date such US Swing Line Loan is repaid in full, calculated (but not compounded) daily and payable in arrears on the last Business Day of each month for which such interest is payable and on the Maturity Date Revolver/Swing Line Credit Facilities. Where the US Prime Rate is less than zero, the US Prime Rate shall be deemed to be zero. All amounts owing to the US Swing Line Lender hereunder shall be paid in full within ten (10) Business Days after each US Swing Line Loan is made.

(c)  If the US Swing Line Facility is fully drawn hereunder and/or the satisfaction of any withdrawal requests or Advances (each an “Overadvance”) under the US Swing Line Facility would cause the Outstandings under the US Swing Line Facility to exceed the US Swing Line Facility Commitment, the US Swing Line Lender will not be obligated to make such Overadvance. Any Overadvances made under the US Swing Line Facility will be honoured on an exception basis only at the sole discretion of the US Swing Line Lender, will be repayable on demand, will not constitute a formal or permanent increase to the US Swing Line Facility Commitment and are subject to all terms and conditions of this Agreement.

(d)  At any time and from time to time, the US Borrower may, and shall when: (i) the Total Outstandings of all US Swing Line Loans exceed (or would after the making of a US Swing Line Loan exceed) the US Swing Line Facility Commitment (ii) upon the occurrence of an Event of Default or (iii) upon the request of the US Swing Line Lender, direct the Agent to give 2 Business Days’ notice to each Revolver Lender no later than 11:00 a.m. (Houston time), to make, and each Revolver Lender hereby agrees to make, an Advance under the US Tranche, which is a US Prime Rate Advance in an amount equal to such Revolver Lender’s Pro Rata Share under the US Tranche of the aggregate principal amount of the US Swing Line Loans specified in the notice. The obligations of the Revolver Lenders hereunder are unconditional, and in the event that any Revolver Lender fails to deliver its Proportionate Share, such Revolver Lender shall be liable for interest to the US Swing Line Lender in a manner consist with a Defaulting Lender to a Contributing Lender as contemplated in Section 14.11(2). The aggregate amount of such Advance shall be applied on the date of receipt thereof by the Agent to repay the principal amount of such US Swing Line Loans to the US Swing Line Lender. Nothing in this Section shall require the US Swing Line Lender to make any US Swing Line Loan that would result in the Total Outstandings of all US Swing Line Loans exceeding the US Swing Line Facility Commitment or the aggregate amount in US Dollars of all Outstandings of any Revolver Lender, exceeding the Individual Commitment of such Lender, in its capacity as a Revolver Lender under the Revolver Facility, at such time.

(e)  Each Revolver Lender agrees to indemnify the US Swing Line Lender (to the extent not reimbursed by the US Borrower) rateably according to its Pro Rata Share under the US Tranche, whether before or after or during the continuance of an Event of Default, from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the US Swing Line Lender by reason of the US Swing Line Lender making US Swing Line Loans available or otherwise in any way relating to or arising out of the US Swing Line Loans. Nothing in this paragraph 2.06(e) shall require any of the Revolver Lenders to advance more than their Individual Commitment under the Revolver Facility.

2.07	Increase in Revolver Facility Commitment (ACCORDION)

Subject to satisfaction of the terms and conditions set forth below, the Borrowers may from time to time increase the Revolver Facility Commitment by notice to the Agent (the “Accordion Notice”) specifying the amount of the increase, the effective date of the increase (the “Accordion Effective Date”), which may be no sooner than thirty (30) days after the date the Accordion Notice is received by the Agent, and either designating a bank organized under the laws of Canada or the United States of America that is not a Revolver/Swing Line Lender at the time to become an Accordion Lender (such designation to be effective only with the prior written consent of the Agent (not to be unreasonably withheld or delayed) and each Swing Line Lender and Issuing Lender (in its sole discretion)) or designating an existing Revolver/Swing Line Lender that has agreed to increase such Lender’s Commitment under the Revolver Facility; provided that:

(a) each of the representations and warranties deemed to be repeated under Section 9.01 is true and correct in all material respects as of the date such Accordion Notice is given and as of the Accordion Effective Date as though made on and as of each such date;

(b) no Pending Event of Default or Event of Default has occurred that is continuing on the date such Accordion Notice is given or on the Accordion Effective Date, nor would any Event of Default result after giving effect to the requested increase;

(c) the total amount of such increase, when added to all other increases in the Revolver Facility Commitment previously made pursuant to this Section 2.07, does not exceed US$400,000,000;

(d) Borrowers and the Accordion Lender, if not already a Lender, shall have duly completed, executed and delivered to the Agent an agreement effecting the increase contemplated by the Accordion Notice, together with such certificates, corporate authorizations and legal opinions relative thereto as the Agent (acting on the advice of the Revolver/Swing Line Lenders’ Counsel) may reasonably require, at least ten (10) Business Days before the Accordion Effective Date;

(e) any Accordion Lender that is already a Revolver/Swing Line Lender shall have confirmed in writing to the Agent its Commitment or increased Commitment under the Revolver Facility at least ten (10) Business Days before the Accordion Effective Date; and

(f) the Agent shall have consented (such consent not to be unreasonably withheld or delayed) and the Swing Line Lenders shall have consented (in their sole discretion) to such increase.

For greater certainty, the Borrowers provided an Accordion Notice under Section 2.07 of the Existing Credit Agreement whereby the Revolver Facility Commitment has been increased by US$100,000,000 under this Agreement, and such increase shall not limit in any way the amount set out in Section 2.07(c) above.

2.08	Purpose of Credit Facilities

(1)  Advances under the Revolver Facility, the Canadian Swing Line Facility, and the US Swing Line Facility shall only be used by the Borrowers for general corporate purposes of the Borrowers including: (A) for working capital requirements, (B) Capital Expenditures, (C) to finance Permitted Acquisitions, and (D) to finance start-up Core Businesses.

(2)  Advances under the Term Facility shall only be used by the Borrowers to repay the Outstandings under the US Revolver Facility (as defined in the 2020 Credit Agreement) and the US Borrower hereby irrevocably directs the Agent to apply the Term Loan accordingly, and any amount exceeding the Outstandings under the US Revolver Facility as of the date of the Advance shall only be used for general corporate purposes of the Borrowers. It is acknowledged that the Advance under the Term Facility was completed on March 17, 2020 in accordance with the terms of this Section 2.08(2).

2.09	Manner of Borrowing for Revolver/Swing Line Facilities

(1)  The Borrowers shall have the option, subject to the terms and conditions hereof, to determine which types of Advances under the Canadian Tranche and US Tranche shall be drawn down and in which combinations or proportions.

(2)  The Borrowers shall have the option, subject to the terms and conditions hereof, to determine which types of Advances under the Canadian Swing Line Facility and US Swing Line Facility shall be drawn down and in which combinations or proportions.

(3)  The aggregate face amount of all issued and outstanding Letters of Credit under the Canadian Swing Line Facility may not exceed US$5,000,000. The aggregate face amount of all issued and outstanding Letters of Credit under the US Swing Line Facility may not exceed US$15,000,000. Should any outstanding Letter of Credit have a term which extends past the Maturity Date Revolver/Swing Line Credit Facilities, then the Borrowers shall either: (i) cash collateralize the amount of the outstanding Letter of Credit on dollar for dollar basis, or (ii) provide the applicable Swing Line Lender with a matching Letter of Credit in favour of the applicable Swing Line Lender issued by a financial institution acceptable to the applicable Swing Line Lender.

(4)  At any time and from time to time in its discretion, a Swing Line Lender may, by notice to the Agent, convert all of its Commitment under the applicable Swing Line Facility into a Commitment under the Revolver Facility and at such time its Commitment under the Revolver Facility will be increased in an amount equal to its Commitment under the Swing Line Facility. In such event, the applicable Borrower will be deemed to have given at such time a Drawdown Notice to the Agent requesting a Prime Rate Advance, US Prime Rate Advance, US Base Rate

Advance, the Conversion or Rollover of a Term CORRA Advance or SOFR Advance under the applicable tranche of the Revolver Facility in an aggregate amount equal to the total amount of all Swing Line Loans to be repaid under the Swing Line Facility. The applicable Swing Line Lender will thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, whether the amount of such Advance to be made available under the applicable tranche of the Revolver Facility is less than, equal to or more than the minimum amount of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Pending Event of Default or Event of Default or any termination of the Credit Facilities and the Commitments has occurred or commenced under any of the Credit Documents or otherwise or whether the Maturity Date Revolver/Swing Line Credit Facilities has occurred) make such Prime Rate Advance, US Prime Rate Advance, US Base Rate Advance, Term CORRA Advance or SOFR Advance under the applicable tranche of the Revolver Facility and the Agent will apply the proceeds thereof in repayment of the applicable Swing Line Facility. Any increase of the Revolver Facility and the Swing Line Lender’s Commitment thereunder pursuant to this Section 2.09(4) will result in a corresponding adjustment of the Proportionate Share. The Agent will promptly notify the Borrowers of all such Prime Rate Advances, US Prime Rate Advance, US Base Rate Advances, Term CORRA Advances or SOFR Advances, and the Borrowers will accept such Prime Rate Advances, US Prime Rate Advances, US Base Rate Advances, Term CORRA Advances or SOFR Advances under the applicable tranche of the Revolver Facility and hereby irrevocably authorizes and directs the Agent to apply the proceeds thereof in payment of the applicable Swing Line Facility.

2.10	Nature of the Revolver/Swing Line Credit Facilities

Subject to the terms and conditions hereof, the Revolver Facility, the Canadian Swing Line Facility and the US Swing Line Facility are revolving credit facilities and, accordingly, the Borrowers may increase or decrease Advances under the Revolver Facility, the Canadian Swing Line Facility and the US Swing Line Facility, as applicable, by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid.

2.11	Drawdowns, Conversions and Rollovers of Revolver/Swing Line Facilities

(1)  Subject to the provisions of this Agreement, the Borrowers may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may rollover any Term CORRA Advance or SOFR Advance on the last day of the applicable Interest Period therefor, by giving either the Agent or the Swing Line Lender a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

(2)  A Borrower shall give the Agent or the Swing Line Lender a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, no less than one (1) Business Day and no more than five (5) Business Days (in the cases of Prime Rate Advances or US Prime Rate Advances), two (2) Business Days and no more than five (5) Business Days (in the case of Letters of Credit ) and three (3) Business Days and no more than five (5) Business Days (in the cases of SOFR Advances and Term CORRA Advances) prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be. In the case of a Term CORRA Advance under the Canadian Tranche, if at maturity it is not repaid or a Conversion Notice or Rollover Notice is not given, then at maturity it will be deemed to by a Prime Rate Advance. In the case of a SOFR Advance under the Canadian Tranche, if at maturity it is not repaid or a Conversion Notice or Rollover Notice is not given, then at maturity it will be deemed to by a US Base Rate Advance. In the case of a Term CORRA Advance or a SOFR Advance under the US Tranche, if at maturity it is not repaid or a Conversion Notice or Rollover Notice is not given, then at maturity it will be deemed to by a US Prime Rate Advance. In the case of a US Swing Line Loan, the US Borrower may give the US Swing Line Notice on the same date as the Drawdown Date under the US Swing Line Facility (or such other procedures as set forth in the US Swing Line Agreement).

(3)  Each Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, shall be delivered by a Borrower on a Business Day on or prior to 11:00 a.m. (Toronto time) to the Agent or the Swing Line Lender, as applicable. A US Swing Line Notice shall be delivered by the US Borrower on a Business Day on or prior to 3:30 p.m. (Toronto time) to the US Swing Line Lender (or pursuant to such other procedures as set forth in the US Swing Line Agreement).

(4)  Each Drawdown, Conversion or Rollover under the Credit Facilities shall (i) in the case of Prime Rate Advances or US Prime Rate Advances, be in a minimum principal amount of $1,000,000 and in whole multiples of $100,000 and where the Prime Rate or US Prime Rate is less than zero, the Prime Rate Advances or US Prime Rate Advances shall have a rate deemed to be zero; (ii) in the case of Term CORRA Advance, be in a minimum face amount of $1,000,000 and in whole multiples of $100,000, and where Adjusted Term CORRA is less than zero, Adjusted Term CORRA shall be deemed to be zero; (iii) in the case of US Base Rate Advances, be in a minimum principal amount of US$1,000,000 and in whole multiples of US$100,000 and where the US Base Rate is less than zero, the US Base Rate Advances shall have a rate deemed to be zero; (iv) in the case of SOFR Advances, be in a minimum principal amount of US$1,000,000 or $1,000,000, as applicable for the currency of such Advance, and in whole multiples of US$100,000 or $100,000, as applicable for the currency of such Advance, and where Adjusted Term SOFR is less than zero, Adjusted Term SOFR shall be deemed to be zero; and (vi) bear interest at the applicable interest rate plus the Applicable Margin.

(5)  The provisions of Sections 2.11(4)(i) and 2.11(4)(iii) do not apply to a Swing Line Loan unless and until such time as they are converted to Advances under a Revolver Facility.

(6)  In order to give effect to the change in the Revolver Facility Commitment provided for in this Agreement, the Revolver Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Agent or any of the Revolver Lenders (including the assignment of interests in, or the purchase of participations in, existing Outstandings) to ensure that the aggregate Outstandings owing to each Revolver Lender is outstanding in proportion to each Revolver Lender’s Pro Rata Share of such Outstandings after giving effect to such change. All Outstandings under the Revolver Facility shall be adjusted (by the Agent in accordance with its normal practices) on the Closing Date, to ensure each Revolver Lender is owed its amended Pro Rata Share of all such Outstandings under the Revolver Facility; provided that notwithstanding the foregoing, each Revolver Lender’s original Pro Rata Share under any Advance made by way of a Term CORRA Advance or a SOFR Advance under the Revolver Facility which is outstanding as of the Closing Date will remain until the maturity date thereof. After the Closing Date, any Rollover or Conversion of any such outstanding Term CORRA Advance or SOFR Advance and all new Advances made by way of a Term CORRA Advance or a SOFR Advance under the Revolver Facility shall be made on the basis of the amended Pro Rata Share of each Revolver Lender after giving effect to the change in the Revolver Facility Commitment provided for in this Agreement.

2.12	Agent’s Obligations with Respect to Revolver Facility Advances

Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent shall forthwith notify the Revolver/Swing Line Lenders of the proposed Drawdown Date, of each Revolver/Swing Line Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Revolver/Swing Line Lender’s Proportionate Share is to be credited.

2.13	Revolver/Swing Line Lenders’ and Agent’s Obligations with Respect to Revolver/Swing Line Credit Facilities Advances

Each Revolver/Swing Line Lender shall, prior to 1:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by a Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s Account specified in the Agent’s notice given under Section 2.11 with such Revolver/Swing Line Lender’s Proportionate Share of such Advance and by 1:00 p.m. (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to such Borrower.

2.14	Irrevocability

A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by a Borrower hereunder shall be irrevocable and shall oblige such Borrower to take the action contemplated on the date specified therein.

2.15	Cancellation or Permanent Reduction of the Revolver Facility

The Borrowers may, at any time, upon giving at least five (5) Business Days prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part the Revolver Facility, provided however that any reduction under the Revolver Facility shall be in a minimum amount of $1,000,000 and increments of $500,000. If the Revolver Facility is so reduced, the Commitments of each of the applicable Revolver/Swing Line Lenders shall be reduced pro rata in the same proportion that the amount of the reduction in the Revolver Facility bears to the then current Commitments in effect immediately prior to such reduction.

2.16	Canadian Benchmark Replacement

(1)   Canadian Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Operative Document (and any Derivative Instrument shall be deemed not to be an “Operative Document” for purposes of this Section 2.16), if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then-current Canadian Benchmark, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (1) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Operative Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to this Agreement or any other Operative Document and (y) if a Canadian Benchmark Replacement is determined in accordance with clause (2) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Operative Document in respect of any Canadian Benchmark setting at or after 5:00 P.M. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Borrowers without any amendment to, or further action or consent of any other party to, this Agreement or any other Operative Document. If the Canadian Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on the last day of each CORRA Interest Period.

(2)  Canadian Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Agent will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Operative Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Operative Document.

(3)  Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Canadian Benchmark Replacement and (ii) the effectiveness of any Canadian Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Agent will notify the Borrowers of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 2.16(4) and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent pursuant to this Section 2.16, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Operative Document, except, in each case, as expressly required pursuant to this Section 2.16.

(4)  Unavailability of Tenor of Canadian Benchmark. Notwithstanding anything to the contrary herein or in any other Operative Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is Term CORRA and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Agent may modify the definition of “CORRA Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Agent may modify the definition of “CORRA Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor.

(5)  Canadian Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, the Borrowers may revoke any pending request for an Advance of, conversion to or continuation of Advances, which are of the type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, each relevant Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to, (i) for a Canadian Benchmark Unavailability Period in respect of Term CORRA Advances, Daily Compounded CORRA Loans, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Prime Rate Advances.

(6)  Definitions. In this Section 2.16, the following terms have the meanings set out below:

(a)

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (i) Daily Compounded CORRA for such calculation plus (ii) the Daily Compounded CORRA Adjustment; provided that if Adjusted Daily Compounded CORRA as so determined shall be less than the zero, then Adjusted Daily Compounded CORRA shall be deemed to be zero.

(b)

“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of “CORRA Interest Period” pursuant to Section 2.16(4);

(c)	“Canadian Benchmark” means, initially, the Term CORRA Reference Rate; provided that if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, or the then-

current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.16(1);

(d)	“Canadian Benchmark Replacement” means, with respect to any Canadian Benchmark Transition Event:

(i)	where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and

(ii)

where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (x) the alternate benchmark rate that has been selected by the Agent and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian Dollar-denominated syndicated credit facilities and (y) the related Canadian Benchmark Replacement Adjustment.

If the Canadian Benchmark Replacement as determined pursuant to clause (i) or (ii) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Operative Documents.

(e)

“Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with a Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrowers giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for Canadian Dollar-denominated syndicated credit facilities at such time.

(f)

“Canadian Benchmark Replacement Conforming Changes” means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate”, the definition of “Business Day”, the definition of “CORRA Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Draw Requests, Conversion Requests or Repayment Notices, the applicability and length of lookback periods, the applicability of Section 13.02, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Operative Documents).

(g)

“Canadian Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(i)

in the case of clause (i) or (ii) of the definition of “Canadian Benchmark Transition Event”, the later of (x) the date of the public statement or publication of information referenced therein and (y) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof); or

(ii)

in the case of clause (iii) of the definition of “Canadian Benchmark Transition Event,” the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (iii) and even if any Canadian Available Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (i) or (i) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Canadian Available Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

(h)	“Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to any then-current Canadian Benchmark:

(i)

a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof);

(ii)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof); or

(iii)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Canadian Available Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

(i)

“Canadian Benchmark Unavailability Period” means, the period (if any) (x) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Operative Document in accordance with Section 2.16 and (y) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Operative Document in accordance with Section 2.16.

(j)	“Canadian Unadjusted Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

(k)

“CORRA Interest Period” means, (a) with respect to each Term CORRA Advance, the Term CORRA Interest Period; and (b) with respect to each Daily Compounded CORRA Loan, the initial period (subject to availability) of one (1) or three (3) months (or such other period as the Agent may permit) commencing on and including the date on which an Advance or Conversion Request is made, or the date of a rollover, as the case may be, applicable to such Daily Compounded CORRA Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of one (1) or three (3) months as selected by the Borrowers and notified to the Agent in writing (provided that if no CORRA Interest Period is specified with respect to any requested Daily Compounded CORRA Loan, then it shall be automatically renewed for the same CORRA Interest Period) commencing on and including the last day of the prior CORRA Interest Period; provided however that:

(i)	in the case of a rollover of a CORRA Loan, the last day of each CORRA Interest Period shall also be the first day of the next CORRA Interest Period;

(ii)

the last day of each CORRA Interest Period shall be a Business Day and if not, the Borrowers shall be deemed to have selected a CORRA Interest Period the last day of which is the first Business Day following the last day of the CORRA Interest Period selected by the Borrower, unless such first Business Day is in a succeeding calendar month, in which case, the last day of such CORRA Interest Period shall be the immediately preceding Business Day;

and

(iii)	notwithstanding any of the foregoing, the last day of each CORRA Interest Period shall be on or before the last day of the Period.

(l)	“CORRA Loans” means Term CORRA Advances and Daily Compounded CORRA Loans.

(m)

“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a five-Business Day lookback) being established by the Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Agent decides that any such convention is not administratively feasible for it, then the Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

(n)

“Daily Compounded CORRA Adjustment” means, with respect to Daily Compounded CORRA, (i) 0.29547% (29.547 basis points) for a CORRA Interest Period of one-month’s duration and (ii) 0.32138% (32.138 basis points) for a CORRA Interest Period of three-months’ duration.

(o)

“Daily Compounded CORRA Loan” means any Advance in Canadian Dollars with respect to which interest is calculated under this Agreement for the time being a rate based on Adjusted Daily Compounded CORRA.

2.17	Inability to Determine Term CORRA

(a)	Subject to Section 2.16, if, on or prior to the first day of any Interest Period for any Term CORRA Advance:

(i)

the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” cannot be determined pursuant to the definition thereof, for reasons other than a Canadian Benchmark Transition Event, or

(ii)

the Majority Lenders determine that for any reason in connection with any request for a Term CORRA Advance, or a conversion thereto or a rollover thereof that Adjusted Term CORRA for any requested Interest Period with respect to a proposed Term CORRA Advance does not adequately and fairly reflect the cost to such Lenders of making and maintaining such

Advance, and the Majority Lenders have provided notice of such determination to the Agent,

the Agent will promptly so notify the Borrower and each of the Revolver Lenders.

(b)

Upon delivery of such notice by the Agent to the Borrower under Section 2.17(a), any obligation of the Lenders to make Term CORRA Advances and any right of the Borrower to continue Term CORRA Advances or to convert Prime Rate Advances to Term CORRA Advances shall be suspended (to the extent of the affected Term CORRA Advances, or affected Interest Periods) until the Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice.

(c)

Upon receipt of such notice by the Agent to the Borrower under Section 2.17(a), (i) (x) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Term CORRA Advances (to the extent of the affected Term CORRA Advances, or affected Interest Periods); (y) the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Prime Rate Advances, in the amount specified therein and (ii) any outstanding affected Term CORRA Advances will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Advances. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 7.02(a).

2.18	SOFR Benchmark Replacement

(a)

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(b)

Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(c)

Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will promptly notify the Borrowers of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.18(d). Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.18, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 2.18.

(d)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks (the “IOSCO Principles”), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the IOSCO Principles for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)

Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any request for a SOFR Advance of, conversion to or continuation of SOFR Advances to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Advances. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of US Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of US Base Rate.

2.19	Inability to Determine Term SOFR

(a)	Subject to Section 2.18, if, on or prior to the first day of any Interest Period for any SOFR Advance:

(i)

the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, for reasons other than a Benchmark Transition Event, or

(ii)

the Majority Lenders determine that for any reason in connection with any request for a SOFR Advance, or a conversion thereto or a rollover thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Advance does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Advance, and the Majority Lenders have provided notice of such determination to the Agent, the Agent will promptly so notify the Borrowers and each of the Revolver Lenders.

(b)

Upon delivery of such notice by the Agent to the Borrowers under Section 2.19(a), any obligation of the Lenders to make SOFR Advances and any right of the Borrowers to continue SOFR Advances or to convert US Base Rate Advances to SOFR Advances shall be suspended (to the extent of the affected SOFR Advances, or affected Interest Periods) until the Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice.

(c)

Upon receipt of such notice by the Agent to the Borrowers under Section 2.19(a), (i) (x) the Borrowers may revoke any pending request for a Borrowing of, conversion to or continuation of SOFR Advances (to the extent of the affected SOFR Advances, or affected Interest Periods); (y) the Borrowers will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Advances, in the amount specified therein and (ii) any outstanding affected SOFR Advances will be deemed to have been converted, at the end of the applicable Interest Period, into US Base Rate Advances. Upon any such conversion, the Borrowers shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 7.02(a).

2.20	Revolver/Swing Line Lender Financial Instrument Obligations

Notwithstanding any other term of this Agreement, the Borrowers shall be entitled to request from one or more of the Revolver/Swing Line Lenders in strict compliance with and subject to the limitations stipulated in Section 10.04 (15), Hedge Arrangements for currency hedging purposes and for interest risk hedging in the form of Lender Financial Instrument Obligations. Such additional borrowings shall be in addition to the Credit Facilities and subject to the specific terms and conditions of such Revolver/Swing Line Lender’s required agreement(s) and document(s) for the particular financial instrument between the Borrowers and the Issuing Lender. All Lender Financial Instrument Obligations from time to time outstanding to the Revolver/Swing Line Lenders constitute Obligations secured by the Security. A default under any Lender Financial Instrument Obligation shall constitute an Event of Default under this Agreement. Any Lender Financial Instrument Obligations remaining outstanding as of the Closing Date shall constitute a Lender Financial Instrument Obligation for the purposes of this Agreement. The Lender Financial Instrument Obligations to such financial institution and its Affiliates, as the case may be, shall continue to be secured by the Security so long as such financial institution was a “Lender” at the time any agreement under which any such Lender Financial Instrument Obligations was entered into.

2.21	Term Facility

Subject to the terms and conditions of this Agreement and until the Maturity Date Term Facility, the Term Facility Lenders agree to make the Term Facility available to the US Borrower and the US Borrower agrees to borrow the Term Loan thereunder on the following basis (which the parties hereto confirm was completed on March 17, 2020 under the 2020 Credit Agreement):

(a)

The Term Loan shall be advanced by the Term Facility Lenders in one advance for the entire amount of the Term Facility. The advance of the Term Loan shall occur no later than five (5) Business Days from the Closing Date. If the Term Loan Advance does not occur prior to the sixth (6th) Business Day following the Closing Date, the Term Facility Commitment shall be automatically terminated unless the time period for the Term Loan Advance is extended in writing by the Term Facility Lenders.

(b)	The Term Loan shall be repaid in full on the Maturity Date Term Facility.

(c)

The fixed interest rate on the Term Loan shall be determined pursuant to a rate confirmation agreement among the Term Facility Lenders, the US Agent (as defined in the 2020 Credit Agreement) and the US Borrower, which shall be entered into prior to the Term Loan Advance.

(d)	Interest at the fixed rate determined pursuant to a rate confirmation agreement as contemplated in Section 2.21(c) above on the outstanding principal balance of the

Term Loan shall be calculated daily.

(e)	Any principal payment on the Term Loan shall be a permanent reduction of the Term Facility Commitment.

(f)

On the Closing Date, the US Borrower shall give the US Agent a Drawdown Notice, no less than two (2) Business Days and no more than five (5) Business Days prior to the proposed Drawdown Date for the Term Loan, and the US Agent shall forthwith notify the Term Facility Lender of the proposed Drawdown Date and, if applicable, the account of the US Agent to which Term Facility Lender’s funds are to be credited.

(g)

The Term Facility Lender shall, prior to 1:00 p.m. (Toronto time) on the Drawdown Date specified by the US Borrower in the Drawdown Notice for the Term Loan, credit the US Agent’s Account specified in the Agent’s notice given under Section 2.21(f) above with the Term Loan Advance of their Proportionate Share and by 1:00 p.m. (Toronto time) on the same date the US Agent shall apply the proceeds of the Term Loan Advance against the Outstandings under the US Revolver Facility (as defined in the 2020 Credit Agreement) and the balance, if any, shall be deposited into the account for the US Borrower.

ARTICLE 3– DISBURSEMENT CONDITIONS

3.01	Conditions Precedent to effectiveness of this Agreement and to make any Advance

This Agreement shall not be effective and the Lenders shall have no obligation to make any Advances until the following conditions precedent have been satisfied:

(1)   this Agreement and all required Security shall have been executed and delivered by all parties hereto;

(2)   the Agent shall have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s respective obligations under the Credit Documents and the transactions contemplated herein, and the incumbency of the officers of the Obligors;

(3)   certificates of status or good standing, as applicable, for all Relevant Jurisdictions of each Obligor shall have been delivered to the Agent;

(4)   the representations and warranties set forth in Section 9.01 are true and correct as of the Closing Date;

(5)   no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

(6)   no Material Adverse Effect has occurred;

(7)   payment of all fees and expenses which are due on or before the Closing Date and which have been previously agreed to in writing between the Borrowers and the Agent and/or one or more Lenders (including reasonable legal fees of Lenders’ counsel and Agent’s counsel and the upfront fees noted in Section 5.09);

(8)   the Agent shall have received a confirmation and acknowledgement from each of the Borrowers relating, among other things, to the continuing effect of the Security granted by it to the Agent prior to the Closing Date;

(9)   the Agent shall have received a confirmation and acknowledgement from each Guarantor relating, among other things, to the continuing effect of all guarantees and other Security given by it to the Agent prior to the Closing Date;

(10)  a currently dated letter of opinion of Borrowers’ counsel along with such other opinions of counsel to the Obligors required by the Agent, shall have been delivered to the Agent;

(11)  the Agent shall have received a management prepared five year projection prepared on a Restricted Basis including balance sheet, income statement, statement of cash flows, covenant calculations and quarterly breakdown for the first year of the term of this Agreement;

(12)  the Obligors shall be in compliance with all Applicable Laws in all material respects;

(13)  the Agent shall have received from the Borrowers a duly executed a pro forma Compliance Certificate as of the Closing Date, confirming their compliance based on the most recent Fiscal Quarter financial statements;

(14)  evidence that the Obligors have obtained the necessary or required consents or approvals of any Governmental Authority or other Person in connection with the delivery of the Credit Documents;

(15)  the Borrowers shall have delivered to the Agent: i) certificates of insurance acceptable to the Agent showing, inter alia, the Agent as a loss payee as its interest may appear on all insurance policies maintained by the Obligors, and ii) in the case of any increase, extension or renewal of the Credit Facilities, if a mortgage or fixed charge on real estate owned by an Obligor located in the United States of America forms part of the Security, evidence of flood insurance due diligence and flood insurance compliance reasonably satisfactory to all Lenders;

(16)  the Lenders shall have completed a due diligence investigation of the Obligors and their respective Subsidiaries in scope, and with results, satisfactory to the Lenders, with respect to Anti-Corruption Laws, “know your customer” due diligence and applicable AML Legislation. The Obligors shall have provided to the Agent and the Lenders, at least three (3) business days prior to the Closing Date, the documentation and other information requested by the Agent and the Lenders in order to comply with applicable law, including without limitation, the Patriot Act and AML Legislation, in each case, requested in writing by the Agent on behalf of the Lenders at least ten (10) days prior to the Closing Date;

(17)  at least five (5) days prior to the Closing Date, any Borrower that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation shall deliver a Beneficial Ownership Certification in relation to such Borrower; and

(18)  the Agent shall have received such additional evidence, documents or undertakings as the Agent and the Lenders shall reasonably request;

provided that all documents delivered pursuant to this Section 3.01 shall be in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably.

3.02	Conditions Precedent to Subsequent Advances

The obligation of the Lenders to make any Advance to a Borrower is subject to and conditional upon the following conditions precedent being satisfied by the Borrowers:

(1)    the Agent shall have received timely notice as required under Section 2.11(2);

(2)   the Security including, without limitation, the Security described in Section 11.01 hereof, shall have been executed and delivered to the Agent and shall be in full force and effect and such financing statements or other registrations of such Security, or notice thereof, shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby;

(3)   the representations and warranties deemed to be repeated pursuant to Section 9.01 continue to be true and correct as if made on and as of the Drawdown Date except to the extent that such representations and warranties relate specifically to an earlier date and, except with respect to Swing Line Loans, the Borrowers shall have provided a certificate to such effect;

(4)   no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

(5)   there shall not exist or have occurred a Material Adverse Effect, and, except with respect to Swing Line Loans, a senior officer of the Borrowers shall have provided a certificate to such effect; and

(6)   all other terms and conditions of this Agreement that have not been waived upon which the Borrowers may obtain an Advance have been fulfilled.

3.03	Waiver

The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 14.09, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown. For greater certainty, once the Term Loan has been fully advanced, the consent, approval or waiver of the Term Facility Lender(s) is not required under section 3.02 for subsequent Advances.

3.04	Conditions Precedent to Hudson Acquisition Advance

Notwithstanding Section 3.02, the obligation of the Lenders to make the Hudson Acquisition Advance to a Borrower is subject to and conditional upon the following conditions precedent being satisfied by the Borrowers:

(1)   the Agent shall have received timely notice as required under Section 2.11(2);

(2)   the Security including, without limitation, the Security described in Section 11.01 hereof, shall have been executed and delivered to the Agent and shall be in full force and effect and such financing statements or other registrations of such Security, or notice thereof, shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby;

(3)   the representations made by, or with respect to, JHCC Holdings Parent LLC and its subsidiaries and their respective assets and business in the Hudson Acquisition Agreement as are material to the interests of the Agent and the Lenders, but only if and to the extent that a Borrower or its affiliate has the right to terminate its obligations under the Hudson Acquisition Agreement pursuant to Section 9.01(e) thereof, or decline to consummate the Hudson Acquisition pursuant to Section 7.01 thereof, in each case as a result of a breach of such representations in the Hudson Acquisition Agreement;

(4)   the representations and warranties relating solely to incorporation/organizational existence; power and authority, due authorization, execution, delivery and enforceability (subject to customary enforceability exceptions), in each case, related to, the entering into, borrowing under, guaranteeing under and performance of the applicable Credit Documents; consolidated solvency as of the Closing Date after giving effect to the Hudson Acquisition; Federal Reserve margin regulations; the use of the proceeds of the Revolver Facility not violating the Patriot Act and anti-terrorism laws, OFAC or FCPA; the Investment Company Act, shall be deemed to be repeated pursuant to Section 9.01 continue to be true and correct as if made on and as of the Drawdown Date and the Borrowers shall have provided a certificate to such effect; and

(5)   there shall not exist or have occurred a “Material Adverse Effect” (as defined in the Hudson Acquisition Agreement) and a senior officer of the Borrowers shall have provided a certificate to such effect.

ARTICLE 4 – EVIDENCE OF DRAWDOWNS

4.01	Account of Record

The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrowers to the Lenders applicable to the Agent hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrowers hereunder. The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrowers to the Lenders hereunder with respect to all Advances (other than Swing Line Loans) and all other amounts owing by the Borrowers to the Lenders hereunder. After a request by the Borrowers, the Agent shall promptly advise the Borrowers of such entries made in their respective books of account. The Swing Line Lender shall open and maintain books of account evidencing all Swing Line Loans owing by the Borrowers to the Swing Line Lender hereunder. The Swing Line Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrowers hereunder. The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrowers to the Swing Line Lender hereunder with respect to Swing Line Loans.

ARTICLE 5 – PAYMENTS OF INTEREST AND FEES

5.01	Interest on Prime Rate Advances

The applicable Borrower shall pay to the Agent for the account of the Revolver/Swing Line Lenders in accordance with their Proportionate Share interest on each Prime Rate Advance in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin. The applicable Borrower shall pay to the Agent for the account of the Revolver/Swing Line Lenders in accordance with their Proportionate Share interest on each US Prime Rate Advance in US Dollars at a rate per annum equal to the sum of (i) the US Prime Rate in effect from time to time during such Interest Period plus (ii) the US Prime Rate Margin. Each determination by the Agent or a Swing Line Lender (under the Canadian Swing Line Facility or US Swing Line Facility, as applicable) of the Prime Rate and the Prime Rate Margin applicable from time to time or the US Prime Rate and the US Prime Rate Margin applicable from time to time, as the case may be, shall, in the absence of manifest error, be binding upon the Borrowers. Subject to Section 5.10, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Prime Rate Advance or US Prime Rate Advance, as the case may be, outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Prime Rate or US Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrowers.

5.02	Interest on US Base Rate Advances

The applicable Borrower shall pay to the Agent for the account of the Revolver/Swing Line Lenders in accordance with their Proportionate Share interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate, in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin. Each determination by the Agent or a Swing Line Lender (under the US Swing Line Facility or Canadian Swing Line Facility, as applicable) of the US Base Rate and the US Base Rate Margin applicable from time to time during an Interest Period shall, in the absence of manifest error, be binding upon the Borrowers. Such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365. Changes in the US Base Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrowers.

5.03	Interest on SOFR Advances

The applicable Borrower shall pay to the Agent for the account of the Revolver/Swing Line Lenders in accordance with their Proportionate Share interest on each SOFR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the Adjusted Term SOFR in effect for such Interest Period plus (ii) the SOFR Margin. Each determination by the Agent or a Swing Line Lender (under the Canadian Swing Line Facility or US Swing Line Facility, as applicable) of the Adjusted Term SOFR and the SOFR Margin applicable from time to time for an Interest Period shall, in the absence of manifest error, be binding upon the Borrowers. Such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.04	Interest on Term CORRA Advances

The applicable Borrower shall pay to the Agent for the account of the Revolver/Swing Line Lenders in accordance with their Proportionate Share interest on each Term CORRA Advance during each Term CORRA Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Adjusted Term CORRA in effect for such Term CORRA Interest Period plus (ii) the Term CORRA Margin. Each determination by the Agent or a Swing Line Lender (under the Canadian Swing Line Facility or US Swing Line Facility, as applicable) of the Adjusted Term CORRA and the Term CORRA Margin applicable from time to time for a Term CORRA Interest Period shall, in the absence of manifest error, be binding upon the Borrowers. Such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Term CORRA Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365.

5.05	Interest on Term Loan

The US Borrower shall pay to the Agent for the account of the Term Facility Lenders in accordance with their Proportionate Share interest on the Term Loan in United States Dollars at a rate per annum equal to rate determined pursuant to a rate confirmation agreement as contemplated in Section 2.21(c) above on the Term Loan, and the Agent shall disburse such quarterly interest payment to the Term Facility Lenders in their Proportionate Share. Such interest shall be payable quarterly in arrears on the last day of March, June, September and December in each year from and including the Drawdown Date for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Term Loan Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365.

5.06	No Set-Off, Deduction etc.

All payments (whether interest or otherwise) to be made by a Borrower or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, such Borrower or any other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, a Borrower shall not be required to make any payment under this Section 5.04 in duplication of any payment required to be made under Section 15.04.

5.07	Commitment Fees

(a)

The Borrowers shall pay to the Agent, for the benefit of the Revolver Lenders, a commitment fee (the “Revolver Facility Commitment Fee”) equal to the Applicable Margin for the Revolver Facility Commitment Fee, calculated on the basis of a year of three hundred and sixty-five (365) days, on the average daily difference between the Revolver Facility Commitment and the Total Outstandings under the Revolver Facility. The Revolver Facility Commitment Fee shall be calculated daily in US Dollars and payable in US Dollars quarterly in arrears (using the Bank of Canada noon spot rate for any outstanding in Canadian Dollars) on the 3rd Business Day following each Fiscal Quarter end so long as such Commitment shall be undrawn.

(b)

The Canadian Borrower shall pay to the Canadian Swing Line Lender, for the benefit of the Canadian Swing Line Lender a commitment fee (the “Canadian Swing Line Facility Commitment Fee”) equal to the Applicable Margin for the Canadian Swing Line Facility Commitment Fee, calculated on the basis of three hundred and sixty-five (365) days, on the average daily difference between the Canadian Swing Line Facility Commitment and the Total Outstandings under the Canadian Swing Line Facility. The Canadian Swing Line Facility Commitment Fee shall be calculated daily in Canadian Dollars and payable in Canadian Dollars quarterly in arrears on the 3rd Business Day following each Fiscal Quarter end so long as such Commitment shall be undrawn.

(c)	The US Borrower shall pay to the US Swing Line Lender, a commitment fee (the “US Swing Line Facility Commitment Fee”) equal to the Applicable Margin for the US Swing Line Facility Commitment Fee, calculated on the basis of a year of three hundred and sixty-five (365) days, on the average daily difference between the US Swing Line Facility Commitment and the Total Outstandings under the US Swing Line Facility. The US Swing Line Facility Commitment Fee shall be calculated daily in US Dollars and payable in US Dollars quarterly in arrears on the last Business Day of each Fiscal Quarter so long as such Commitment shall be undrawn.

(d)	Commitment Fees shall accrue from the Closing Date, which shall be re-allocated as of the Closing Date.

5.08	Agency Fees

In consideration of the Agent acting as agent under the Credit Documents, the Borrowers shall pay to the Agent an agency fee in an amount, and on the terms and conditions, set out in the agency fee agreement dated as of March 26, 2024, the Borrowers and the Agent, or as otherwise agreed to in writing from time to time by the Agent and the Borrowers. For greater certainty, all such written arrangements between the Agent and the Borrowers shall constitute Credit Documents, shall survive the execution of this Agreement and shall in all respects remain operative and binding on the Borrowers.

5.09	Upfront Fees

In consideration of RBC, being the new Lender under this Agreement, the Borrowers shall pay an upfront fee to RBC in an amount agreed to between RBC and the Borrowers with respect to the increased Commitments.

5.10	Overdue Principal and Interest

(1)   If all or part of any Prime Rate Advance, US Prime Rate Advance or US Base Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgement, but without duplication of interest payable pursuant to Section 5.01 or 5.02), payable on demand by the Agent or the Swing Line Lender, as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to such type of Advance from the date of such non-payment until paid in full. If any SOFR Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgement), payable on demand by the Agent or the applicable Swing Line Lender, as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to US Base Rate Advances from the date of such non-payment until paid in full.

(2)   If all or part of any interest in respect of any Prime Rate Advance, US Prime Rate Advance or US Base Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue interest shall, to the extent permitted by law, bear interest (as well after as before judgement), payable on demand by the Agent or the applicable Swing Line Lender, as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to the type of Advance in respect of which such interest was not paid from the date of such non-payment until paid in full. If all or part of any interest in respect of any SOFR Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue interest shall, to the extent permitted by law, bear interest (as well after as before judgement), payable on demand by the Agent or the applicable Swing Line Lender, as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to US Base Rate Advances from the date of such non-payment until paid in full.

(3)   If all or part of the principal amount of the Term Loan shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgement), payable on demand by the Agent or the Term Facility Lender(s), as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement to the Term Loan from the date of such non-payment until paid in full. If interest accruing on the Term Loan shall not be paid when due such overdue interest amount shall bear interest (as well after as before judgement), payable on demand by the Agent or the Term Facility Lender(s), as applicable, at a rate per annum equal to the rate of interest applicable under this Agreement to the Term Loan from the date of such non-payment until paid in full.

5.11	Interest on Other Amounts

If any amount owed by an Obligor to the Agent or any Lender under any of the Credit Documents is not paid when due and payable, and there is no other provision in any Credit Document specifying the interest payable on such overdue amount, such overdue amount shall bear interest (as well after as before judgement), payable (a) on demand by the Agent or the Swing Line Lender, as applicable, at a rate per annum equal at all times to the Prime Rate plus [Redacted]% (in the case of any such amount payable in any currency other than US Dollars), or (b) on demand by the Agent or the Swing Line Lender, as applicable, at a rate per annum equal at all times to the US Base Rate plus [Redacted]% (in the case of any such amount payable in US Dollars), in each such case from the date of non-payment until paid in full.

5.12	Conforming Changes

In connection with the use or administration of SOFR or Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of SOFR or Term SOFR, as applicable.

ARTICLE 6 – LETTERS OF CREDIT

6.01	Letters of Credit

(1)   If either of the Borrowers wish to request an Advance by way of issuance of Letters of Credit, such Borrower shall, at the time it delivers the notice required pursuant to Section 2.11(2), execute and deliver to the Canadian Swing Line Lenders or US Swing Line

Lenders, as applicable, usual documentation relating to the issuance and administration of Letters of Credit. In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement shall prevail.

(2)   Each request for a Letter of Credit shall be made available by the Swing Line Lender under the applicable Swing Line Facility. Each applicable Revolver/Swing Line Lender shall indemnify the L.C. Issuing Lender on a rateable basis against all liabilities, obligations, losses, damages, judgements, suits, expenses, payments or disbursements of any and every kind or nature whatsoever which may be imposed on, made or incurred by or asserted against the L.C. Issuing Lender in any way related to or arising out of any issuing or renewal of a Letter of Credit (except for any such liabilities resulting from the gross negligence or wilful misconduct of the L.C. Issuing Lender).

(3)   No Letter of Credit may be issued for a period in excess of one year or beyond the Maturity Date Revolver/Swing Line Credit Facilities.

(4)   If, at any time, a demand for payment (the amount so demanded being herein referred to as a “relevant amount”) is made under any Letter of Credit, then:

(a)	for Letters of Credit that have been issued by the Canadian Swing Line Lender under the Canadian Swing Line Facility, the Canadian Swing Line Lender will:

(i)	promptly notify the Canadian Borrower of such demand, and

(ii)	pay the relevant amount to the Person entitled thereto on the date upon which the relevant amount becomes payable under the Letter of Credit; and

(b)	for Letters of Credit that have been issued by the US Swing Line Lender under the US Swing Line Facility, the US Swing Line Lender will:

(i)	promptly notify the US Borrower of such demand, and

(ii)	pay the relevant amount to the Person entitled thereto on the date upon which the relevant amount becomes payable under the Letter of Credit.

(5)   Each Borrower shall be deemed to have requested a Prime Rate Advance or US Base Rate Advance, as applicable, under the Canadian Tranche or the US Tranche, as applicable, of the amount demanded from the Swing Line Lender, as applicable, under a Letter of Credit. In each case payment will be made by the Borrowers of all charges and expenses payable to or incurred by the Canadian Swing Line Lender or US Swing Line Lender, as applicable, in connection with payment being made under such Letter of Credit.

(6)   The Borrowers hereby undertake to indemnify and hold harmless the Agent, the Swing Line Lender, the L.C. Issuing Lender and each of the affected Revolver/Swing Line Lenders from time to time on demand by the Agent from and against all liabilities and costs (including, without limitation, any costs incurred in funding any amount which falls due from the applicable Swing Line Lender and any Lender under any Letter of Credit hereunder) to the extent that such liabilities or costs are not satisfied or compensated by the payment of interest on sums due pursuant to this Agreement in connection with any Letter of Credit except where such liabilities or costs result from the negligence or wilful misconduct of the person claiming indemnification.

(7)   The Canadian Swing Line Lender and the US Swing Line Lender shall at all times be entitled, and is irrevocably authorized by the Borrowers, to make any payment under the Letters of Credit for which a request or demand has been made in the required form without any further reference to the Borrowers, or wither of them and any investigation or enquiry, need not concern themselves or itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and shall be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned it shall not be a defence to any demand made of the Borrowers hereunder, nor shall the Borrowers or their respective obligations hereunder be impaired by the fact (if it be the case) that the applicable Swing Line Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

(8)   A certificate of the Agent and/or the Swing Line Lender as to the amounts paid by any Lender pursuant to this Section 6.01 or the amount paid out under any Letter of Credit shall, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

(9)   The Borrowers shall on the third Business Day following the end of each Fiscal Quarter and on the termination of a Swing Line Facility, pay to the applicable Swing Line Lender in relation to Letters of Credit issued under the applicable Swing Line Facility, for its own account, a fee in respect of each Letter of Credit outstanding during any portion of such Fiscal Quarter, such fee to be determined for a period equal to the number of days during such Fiscal Quarter that such Letter of Credit was outstanding.

The Borrowers shall also pay the standard fees and charges of the L.C. Issuing Lender in effect from time to time for issuing and renewing Letters of Credit, and shall reimburse the L.C. Issuing Lender for all out-of-pocket expenses incurred by an L.C. Issuing Lender in connection with the issuance, amendment, extension, reinstatement or renewal of any Letter of Credit or any demand for payment thereunder.

(10)  The full face amount of each Letter of Credit issued by a Lender on behalf of a Borrower shall be deemed to be an Advance under the Canadian Swing Line Facility or the US Swing Line Facility, as the case may be, which Advance shall be retired upon the earlier of:

(i)	the return of the Letter of Credit to the Issuing Lender for cancellation;

(ii)	the expiry date of the Letter of Credit; or

(iii)	the deeming of the amount drawn on the Letter of Credit to be a Prime Rate Advance or a US Base Rate Advance, as applicable, under the applicable Swing Line Facility.

(11) If any Letter of Credit is outstanding upon the occurrence of an Event of Default or on the Maturity Date Revolver/Swing Line Credit Facilities, the Borrowers shall if required by the Lenders forthwith pay to the Agent or the Swing Line Lender, as applicable, an amount (the “deposit amount”) equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount shall be held by the Agent for application against the indebtedness owing by the Borrowers to the Swing Line Lender, as applicable, in respect of any draw on the outstanding Letter of Credit. In the event that the Swing Line Lender, as applicable, is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount, or any part thereof as has not been paid out, shall, so long as no Event of Default then exists, be returned to the Borrowers .

(12) The obligations of the Borrowers with respect to Letters of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(i)	any lack of validity or enforceability of any Credit Document or the Letters of Credit;

(ii)	any amendment or waiver of or any consent to or actual departure from this Agreement;

(iii)

the existence of any claim, set-off, defence or other right which the Borrowers may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Swing Line Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(iv)

any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non-compliance with the payment conditions of such Letter of Credit; or

(v)	any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

It is understood and agreed that the L.C. Issuing Lender shall not have any liability for, and that the Borrowers assume all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same; (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit (iv) the good faith or acts of any Person other than the L.C. Issuing Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever; (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit shall be made by the Swing Line Lender, as applicable, in its sole discretion, which determination shall be conclusive and binding upon the Borrowers absent manifest error. It is agreed that the Issuing Lender or the Swing Line Lender, as applicable, may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof. Any action, inaction or omission on the part of the Swing Line Lender, as applicable, under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the L.C. Issuing Lender may reasonably deem to be applicable, shall be binding upon the Borrowers , and shall not affect, impair or prevent the vesting of the Swing Line Lender’s, as applicable, rights or powers hereunder or the applicable Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provision of this Section 6.01(12), the Borrowers shall not be responsible for and no Person shall be relieved of responsibility for any gross negligence or wilful misconduct of such Person.

ARTICLE 7 – REPAYMENT

7.01	Mandatory Repayment of Principal – Credit Facilities

(a)   Subject to the terms hereof, the Borrowers shall repay all Obligations in connection with the Revolver Facility, the Canadian Swing Line Facility and the US Swing Line Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the Revolver Facility, the Canadian Swing Line Facility and the US Swing Line Facility (which, for greater certainty, shall include all amounts payable by the Borrowers to the Agent with respect to all amounts payable by the Borrowers to the Agent under Section 6.01(11) with respect to Letters of Credit outstanding on the Maturity Date Revolver/Swing Line Credit Facilities) in full on the Maturity Date Revolver/Swing Line Credit Facilities and the Revolver Facility, the Canadian Swing Line Facility and the US Swing Line Facility and the Commitments thereunder shall be automatically terminated on the Maturity Date Revolver/Swing Line Credit Facilities.

(b)   Subject to the terms hereof, the US Borrower shall repay all Obligations in connection with the Term Facility, including the outstanding principal amount of all advances thereunder together with all accrued interest, fees and other amounts then unpaid by it, in full on the Maturity Date Term Facility and the Commitment thereunder shall be automatically terminated on the Maturity Date Term Facility.

7.02	Voluntary Repayments and Reductions

(a)

Subject to the Agent receiving a Repayment Notice which shall be given not less than three (3) Business Days prior to the proposed repayment date and which shall be irrevocable, the Borrowers may from time to time repay or prepay

Advances outstanding under any of the Revolver Facility without premium, penalty or bonus provided that each such repayment or prepayment shall be in a minimum aggregate amount of $1,000,000 and in whole multiples of $500,000 for Advances denominated in Canadian Dollars and in a minimum aggregate amount of US$1,000,000 and in whole multiples of US$500,000 for Advances denominated in United States Dollars. Notwithstanding the foregoing, SOFR Advances or Term CORRA Advances may not be repaid prior to the end of the applicable Interest Period unless the applicable Borrower pays to the Agent (for the account of each Lender) or to the Swing Line Lender, as applicable, an amount equal to all losses, costs and expenses resulting from, arising out of, or imposed upon or incurred by such Lender by reason of the liquidation or reemployment of funds acquired or committed to be acquired by such Lender to fund or maintain its portion of such SOFR Advance or Term CORRA Advance. The determination of the amount of any loss, cost or expense resulting from, arising out of, or imposed upon or incurred by any Lender as a result of the repayment of any SOFR Advance or Term CORRA Advance prior to the end of the applicable Interest Period, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence of the same.

(b)

Subject to the Agent receiving a Repayment Notice from the US Borrower which shall be given not less than three (3) Business Days prior to the proposed repayment date, the US Borrower may, at any time, repay in full or, from time to time, in part the Term Loan without bonus or penalty, provided however, that any repayment of the Term Loan shall be in a minimum amount of $1,000,000 and increments of $500,000, and further provided that any repayment shall permanently reduce the Term Facility and the Term Facility Commitment accordingly with no availability for a subsequent advance of any portion of the Term Facility that has been repaid.

7.03	Mandatory Repayment on Dispositions

If there exists a Pending Event of Default or an Event of Default the Majority Lenders shall, in their sole discretion, determine whether the Net Proceeds of Dispositions shall be applied against outstanding Obligations pro rata in accordance with the aggregate unpaid amount of the Obligations of all Credit Facilities (and, if so, such Obligations as they shall determine) or be returned to such Obligor to be used in the business within the time period prescribed by the Lenders.

7.04	Mandatory Repayments from Proceeds of Property Insurance

If there exists a Pending Event of Default or an Event of Default the Majority Lenders shall, in their sole discretion, determine whether the proceeds of Property Insurance shall be applied against outstanding Obligations pro rata in accordance with the aggregate unpaid amount of the Obligations of all Credit Facilities (and, if so, such Obligations as they shall determine) or be returned to such Obligor to be used to replace, repair or rebuild assets within the time period prescribed by the Lenders.

7.05	Mandatory Repayments Due to Currency Fluctuations

 (1)   If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in US Dollars then outstanding under the US Tranche, and (b) the Equivalent Amount in US Dollars of Advances in CDN. Dollars then outstanding under the Canadian Tranche on such day exceeds one hundred and five percent (105%) of the Commitments then in effect in respect of the Revolver Facility, the Agent shall notify the Borrowers that such an event has occurred, and the Borrowers shall within five (5) Business Days upon receipt of such notice (i) repay or cause to be repaid Advances under the Revolver Facility in an amount equal to such excess, or (ii) deposit or cause to be deposited with the Agent cash in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrowers may withdraw the amount by which such excess has been reduced. The Borrowers shall have an obligation and hereby agree to notify the Agent immediately on any day when currency fluctuations in the aggregate of (a) Advances in US Dollars then outstanding under the US Tranche, and (b) the Equivalent Amount in US Dollars of Advances in CDN. Dollars then outstanding under the Canadian Tranche on such day, exceeds one hundred and five percent (105%) of the Commitments then in effect in respect of the Revolver Facility.

 (2)   If the Swing Line Lender determines that on any day that the aggregate of (a) Advances in US Dollars then outstanding under the Swing Line Facility, and (b) the Equivalent Amount in US Dollars of Advances in CDN. Dollars then outstanding under the Swing Line Facility on such day, exceeds the limit identified in Schedule A the Borrowers shall immediately (i) repay Advances under the Swing Line Facility in an amount equal to such excess, or (ii) deposit with the Swing Line Lender cash in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrowers may withdraw the amount by which such excess has been reduced.

7.06	Extension of Revolver/Swing Line Credit Facilities

(1)   The Borrowers may request to extend the maturity date for the Revolver/Swing Line Credit Facilities beyond the Maturity Date Revolver/Swing Line Credit Facilities. In order to obtain an extension of any of the Revolver/Swing Line Credit Facilities, the Borrowers must give the Agent notice not less than one hundred twenty (120) days prior to the Maturity Date Revolver/Swing Line Credit Facilities (an “Extension Request”); provided that: (a) the extension term shall not exceed five (5) years; (b) the proposed maturity date shall being at least six (6) months prior to the maturity date of any outstanding Permitted Promissory Notes and Permitted Unsecured Notes; (c) no Event of Default or Pending Event of Default has occurred; and (d) the consent of the Majority Lenders has been obtained. Only one Extension Request may be delivered in any calendar year.

(2)   The Agent shall promptly notify the Revolver/Swing Line Lenders if the Agent receives an Extension Request pursuant to paragraph 7.06(1). Within sixty (60) days after the Agent receives a notice pursuant to paragraph 7.06(1), each Revolver/Swing Line Lender shall notify the Borrowers and the Agent of its election to extend or not to extend its Commitment(s)

under the Revolver/Swing Line Credit Facilities as requested pursuant to the Extension Request (which election to extend or not extend shall be made by each such Revolver/Swing Line Lender in its sole and absolute discretion). Any failure by any Revolver/Swing Line Lender to notify the Borrower and the Agent of its election to extend or not extend as requested shall be deemed to be a refusal to grant the extension. Subject to paragraph 7.06(5), if the Majority Lenders approve in writing the extension as requested, the extension shall automatically and without any further action by any Person be extended in respect of the Revolver/Swing Line Lenders which have approved the extension for the period specified in the Extension Request.

(3)   If an Extension Request has been given to the Agent within the time period referred to in paragraph 7.06(1) and the Majority Lenders but not all Lenders elect to extend as requested pursuant to the Extension Request, the Agent shall provide the Borrowers with prior written notice of non-extension received from any such Revolver/Swing Line Lenders (the “Non-extending Lenders”) within thirty (30) days after the Agent receives the notice referred to in paragraph 7.06(1), in which event:

(a)

the extending Revolver/Swing Line Lenders shall have the option, at their discretion, to re-allocate amongst themselves, the Proportionate Share of the Revolver/Swing Line Credit Facilities, then held by the Non-extending Lenders in such proportions as they shall agree and the Proportionate Shares of the extending Revolver/Swing Line Lenders shall be adjusted accordingly and the extending Revolver/Swing Line Lenders shall advise the Borrowers of the revised Proportionate Shares, or

(b)

if the extending Revolver/Swing Line Lenders do not elect to re-allocate some or all of the Proportionate Shares of the Revolver/Swing Line Credit Facilities then held by the Non-extending Lender(s) as aforesaid, then either the Borrowers or the extending Lenders shall be entitled to replace such Non-extending Lenders, acting reasonably, with one or more other lenders acceptable to the Borrowers, the extending Revolver/Swing Line Lenders and the Agent, provided each such other lender qualifies as a Lender pursuant to the terms of this Agreement (each, a “Replacement Lender”). If the extending Revolver/Swing Line Lenders or the Borrowers are successful in obtaining one or more Replacement Lenders sufficient to take up all, but not less than all, of that part of the Proportionate Share of the Revolver/Swing Line Credit Facilities then held by the Non-extending Lenders that is not taken up by the extending Revolver/Swing Line Lenders (the “Non-Extended Commitment Amount”), the provisions of Section 16.02 herein shall apply. The Agent shall re-allocate the Proportionate Shares of the Non-extending Lenders among the extending Revolver/Swing Line Lenders and the Replacement Lenders, as the Borrowers, the extending Revolver/Swing Line Lenders and the Replacement Lenders shall agree.

(4)   If, in the circumstances referred to in paragraphs 7.06(2) and (3), herein, the Majority Lenders, but not all of the Revolver/Swing Line Lenders elect to extend the Revolver/Swing Line Credit Facilities, and the extending Revolver/Swing Line Lenders choose not to re-allocate among themselves the full amount of the Proportionate Share of any non-extending Lender and neither the extending Lenders nor the Borrowers are successful in obtaining one or more Replacement Lenders to take up the Non-Extended Commitment Amount within the required time period then, the Advances under the applicable Revolver/Swing Line Credit Facilities of any Non-extending Lender shall be repaid on the Maturity Date Revolver/Swing Line Credit Facilities (without giving effect to the extension requested in the Extension Request, with respect to the Non-extending Lender only).

ARTICLE 8 – PLACE AND APPLICATION OF PAYMENTS

8.01	Place of Payment of Principal, Interest and Fees

(1)   The Borrowers undertake at all times when any Advance is outstanding or any other amount is owed by it under any Credit Document to maintain the Agent’s Accounts, which the Agent shall be entitled to debit with such amounts as are from time to time required to be paid by it under the Credit Documents, as and when such amounts are due, and that each such account will contain sufficient funds for such purpose. Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrowers and the Agent, the Borrowers hereby direct the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrowers pursuant to this Agreement.

(2)   All payments by the Borrowers under any Credit Document, unless otherwise expressly provided in such Credit Document, shall be made to the Agent’s Accounts, or at such other location as may be agreed upon by the Agent and the Borrowers, for the account of the Lenders entitled to such payment, not later than 12:00 noon (Toronto time) for value on the date when due, and shall be made in immediately available funds without set-off or counterclaim.

(3)   Unless the Agent shall have been notified by a Borrower not later than 12:00 (noon) (Toronto time) of the Business Day prior to the date on which any payment to be made by such Borrower under a Credit Document is due that such Borrower does not intend to remit such payment, the Agent shall be entitled to assume that such Borrower has remitted or will remit such payment when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender’s share of such assumed payment. If such Borrower does not in fact remit such payment to the Agent as required by such Credit Document, each applicable Lender shall immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and such Borrower shall immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds without duplication of interest otherwise paid hereunder) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid. A certificate of the Agent as to any amounts payable by a Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts shall be prima facie evidence of the amounts so payable.

(4)   If any amount which has been received by the Agent not later than 12:00 noon (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent shall immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid.

8.02	Netting of Payments

If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrowers to the Lenders, or any one of them, and by the Lenders, or such Lender, to a Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by a Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to a Borrower or vice versa, such obligations shall be replaced by an obligation upon whichever of a Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount. For greater certainty, prior to acceleration of repayment pursuant to Section 12.02, this Section 8.02 shall not permit any Lender to exercise a right of set-off, combination or similar right against any amount which a Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 8.02, but shall apply only to determine the net amount to be payable by the Lenders or one of them to a Borrower, or by a Borrower to the Lenders or one of them pursuant to the Credit Documents.

ARTICLE 9 – REPRESENTATIONS AND WARRANTIES

9.01	Representations and Warranties

To induce the Lenders to enter into this Agreement, the Borrowers and each Obligor hereby, on a joint and several basis (i) represent and warrant to the Lenders that all representations and warranties given pursuant to or in connection with each of the Credit Documents, were true and correct at the time such representations and warranties were made and given and (ii) represent and warrant to the Lenders, and acknowledge that the Lenders are relying upon such representations and warranties in entering into this Agreement and making any Advance, that:

(1)   Existence and Qualification Each Obligor and each of the Subsidiaries of the Borrowers (i) has been duly incorporated, amalgamated, formed, merged or continued, as the case may be, and is validly subsisting and in good standing as a corporation, company or partnership, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may (or in the case of Obligors or Subsidiaries of the Borrowers which are not corporations, has been duly created or established as a partnership or other applicable entity and validly exists under and is governed by the laws of the jurisdiction in which it has been created or established), (ii) is duly qualified to carry on its business in each jurisdiction in which the failure to be qualified could reasonably be expected to result in a Material Adverse Effect and (iii) has all required Material Licences.

(2)   Power and Authority Each Obligor and each of the Subsidiaries of the Borrowers has the corporate, company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Credit Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Credit Documents and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3)   Execution, Delivery, Performance and Enforceability of Documents The execution, delivery and performance of each of the Credit Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Credit Document has been duly authorized by all corporate actions required, and each such document has been duly executed and delivered. Each Credit Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with their respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

(4)   Credit Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations None of the execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Credit Documents by any Obligor, conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, any Requirement of Law, any Obligors’ Organizational Document or any Material Contract or Material Licence, or results or will result in the creation or imposition of any Encumbrance upon any of its Property except for Permitted Encumbrances.

(5)   Consent Respecting Credit Documents Each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Credit Documents.

(6)   Taxes Each Obligor and each of the Subsidiaries of the Borrowers has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes except for charges, fees or dues which are not material in amount or which are not delinquent or if delinquent are being contested, and there is no material action (except, after the date of this Agreement, as is disclosed to the Agent in writing), suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes nor has it or any other Obligor and any of the Subsidiaries of the Borrowers agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes.

(7)   Judgments, Etc. No Obligor nor any of the Subsidiaries of the Borrowers is subject to any material judgment, order, writ, injunction, decree or award, or to any restriction,

rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses).

(8)   Accounts Receivable Each Obligor’s accounts receivable are based on an actual bona fide provision of goods or services to customers made by such Obligor, the goods and services being sold and the accounts receivable created are such Obligor’s exclusive property and are not subject to any Encumbrance or consignment or similar arrangement other than Permitted Encumbrances, and except as otherwise reported or reserved against on such Obligor’s books and records such Obligor’s customers have not rejected the goods or services, and owe and are obliged to pay the full amount stated in the applicable invoice according to their terms without any dispute, offset, defence or counterclaim.

(9)   Absence of Litigation There are no actions, suits or proceedings pending or judgements existing or, to the best of its knowledge and belief, after due inquiry and all reasonable investigation, threatened against or affecting any Obligor which may or does, as applicable, expose such Obligor to liability in excess of [Redacted% of TNA, except for those actions set forth in Schedule 9.01(9) attached hereto.

(10) Title to Assets Each Obligor has good title to its assets, free and clear of all Encumbrances except Permitted Encumbrances and no Person has any agreement or right to acquire an interest in such assets other than in the ordinary course of its business.

(11)  Use of Real Property All real property owned or leased by each Obligor may be used in all material respects by such Obligor pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by such Obligor. All leased real property where the lessor is Non-Arm’s Length is on market terms and conditions.

(12)  Description of Real Property Schedule 9.01(12) contains a description as of the Closing Date of (a) all real property owned by each Obligor (including municipal addresses, the name of the Person which owns such property (b) all real property leased by each Obligor (including municipal addresses, and the name of the Person which leases such property, and (c) all real property not owned or leased by an Obligor at which any of its inventory may from time to time be stored or located (including municipal addresses, the name of the Person which keeps inventory at such property and the name of the bailee or third party holding such inventory at such property).

(13)  Insurance Each Obligor or either Borrower on behalf of itself and all other Obligors has maintained and maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement. Schedule 9.01(13) lists all existing insurance policies maintained by the Obligors as of the date hereof.

(14)  Licensors, Suppliers, Distributors and Customers The relationship with each Obligor’s material licensors and customers are satisfactory commercial working relationships and, during the 12-month period ended on the Closing Date, no such licensor or customer has modified, cancelled or otherwise terminated its relationship with or decreased its usage or purchase of the services or products of it in a manner which has had, or could reasonably be expected to cause, a Material Adverse Effect. It is not aware of any intention of any such licensor or customer to take any action which could reasonably be expected to cause a Material Adverse Effect.

(15)  Labour Relations No Obligor is engaged in any unfair labour practice or equal opportunity practice that could reasonably be expected to cause a Material Adverse Effect; and there is no unfair labour practice complaint or complaint of employment discrimination pending against an Obligor, or threatened against an Obligor, before any Governmental Authority that could reasonably be expected to cause a Material Adverse Effect. No material grievance or arbitration arising out of or under any collective bargaining agreement is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor, no strike, labour dispute, slowdown or stoppage is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor that could reasonably be expected to cause a Material Adverse Effect.

(16)  Compliance with Laws It is not in default under any Applicable Law or Applicable Order, including any enacted or adopted for the regulation, protection and conservation of the natural environment except where default thereunder, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(17)  No Event of Default or Pending Event of Default No Event of Default or Pending Event of Default has occurred which is continuing. No Obligor is in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound the breach of which could reasonably be expected to cause a Material Adverse Effect.

(18)  Corporate Structure The corporate structure of BGSI, the Borrowers and their Subsidiaries is as set out in Schedule 9.01(18).

(a)

Shareholdings of the Obligors. On the Closing Date the shareholdings of the Borrowers and their Subsidiaries are as provided for in Schedule 9.01(18) and such Persons do not own or hold any shares in the capital of, or any other ownership interest in, any other Person except as provided for in such Schedule.

(b)

Rights to Acquire Shares of Obligors. No Person has an agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Obligor except as provided for in Schedule 9.01(18).

(c)

A complete and accurate list of the full and correct name of each Obligor referenced in this Section 9.01(18) (including any French and English forms of name) and the jurisdiction of existence of each such Obligor is set out in the corporate structure chart attached as part of schedule 9.01(18).

(19)  Relevant Jurisdictions Schedule 9.01(19) identifies in respect of each Obligor, the Relevant Jurisdictions including the full address (including postal code or zip code) of such Obligor’s jurisdiction of formation, chief executive office and all places of business and, if the same is different, the address at which the books and records of such Obligor are located, the address at which senior management of such Obligor are located and conduct their deliberations and make their decisions with respect to the business of such Obligor and the address from which the invoices and accounts of such Obligor are issued.

(20)  Intellectual Property Each Obligor has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business; all patents, trade-marks or industrial designs which have been either registered or in respect of which a registration application has been filed by it are listed on Schedule 9.01(20). To its knowledge, no Obligor is infringing or misappropriating or is alleged to be infringing or misappropriating the intellectual property rights of any other Person.

(21)  Material Contracts:

(a)	to its knowledge, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence; and

(b)	each Material Contract to which an Obligor is a party is binding upon such Obligor and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract.

(22)  Financial Year End Its financial year end is December 31.

(23)  Financial Information All of the quarterly and annual financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of BGSI and the Borrowers on a Restricted Basis as of the dates referred to therein and have been prepared in accordance with IFRS (subject, in the case of quarterly financial statements, to usual year-end adjustments and the absence of full note disclosure). All other financial information (including, without limitation, projections) provided to the Agent and the Lenders are complete in all material respects and based on reasonable assumptions and expectations. BGSI and the Borrowers on a Restricted Basis do not have any liabilities (contingent or other) or other obligations of the type required to be disclosed in accordance with IFRS which are not fully disclosed on their consolidated financial statements provided to the Lenders for the fiscal period ended December 31, 2024, other than liabilities and obligations incurred in the ordinary course of its business, and the Obligations.

(24)  No Material Adverse Effect Since the date of BGSI’s most recent annual audited financial statements and BGSI’s most recent unaudited financial statements (which have been prepared in accordance with IFRS, subject to usual year-end adjustments and the absence of full note disclosure) provided to the Lenders, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which constitutes or has, or could reasonably be expected to constitute, or cause, a Material Adverse Effect. All financial statements provided to the Agent will be prepared in accordance with IFRS (subject, in the case of quarterly financial statements, to usual year-end adjustments and the absence of full note disclosure).

(25)  Environmental Other than as disclosed in Schedule 9.01(25), no Obligor is subject to any civil or criminal proceeding or investigation relating to Requirements of

Environmental Laws and no Obligor is aware of any threatened proceeding or investigation relating to Requirements of Environmental Laws; each Obligor has all material permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies; each Obligor currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable Requirements of Environmental Laws; no Hazardous Substances are or have been stored or disposed of by any Obligor or otherwise used in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Obligor at, on or under any property now or previously owned or leased by a Borrower or any of its Subsidiaries) that have, or could reasonably be expected to have, a Material Adverse Effect; all underground storage tanks of which an Obligor is aware now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance in all material respects with applicable Requirements of Environmental Law; no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property (or, to its knowledge, prior to its ownership or occupation) contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to liability under Requirements of Environmental Laws that would have a Material Adverse Effect, nor, to the knowledge of a Borrower after due enquiry, is any such property named in any list of hazardous waste or contaminated sites maintained under any Requirements of Environmental Law.

(26)  CERCLA No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws.

(27) (a) Canadian Welfare and Pension Plans Each Obligor with operations in Canada has adopted all Canadian Welfare Plans required by Applicable Laws and each of such plans has been maintained and is in compliance with such laws in all material respects including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them. No Obligor has a material contingent liability with respect to any post-retirement benefit under a Canadian Welfare Plan. None of the Obligors maintains or is obligated to contribute to any Canadian Pension Plan. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make an additional contribution to the Canadian Pension Plan; (b) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (c) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any material liability, fine or penalty. Each Canadian Pension Plan is in compliance in all material respects with all applicable pension benefits and tax laws; (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of each pension plan have been made in accordance with all Applicable Laws and the terms of each Canadian Pension Plan; (ii) all liabilities under each Canadian Pension Plan are funded, on a going concern and solvency basis, in accordance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Canadian Pension Plan and there is no accumulated funding deficit with respect to any Canadian Pension Plan; and (iii) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws. Schedule 9.01(27) identifies the only qualifications to the representations contained in this Section 9.01(27).

(b)   ERISA Plans Each ERISA Plan has been maintained and is in compliance in all material respects with Applicable Laws including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them. None of the Obligors with operations in the United States of America (or any ERISA Affiliate) maintains, is obligated to contribute to, or has any potential or contingent liability with respect to any US Pension Plan or any Multiemployer Plan. With respect to ERISA Plans: (a) no condition exists and no event or transaction has occurred with respect to any ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any material liability, fine or penalty; and (b) no Obligor has a material contingent liability with respect to any post-retirement benefit under a US Welfare Plan. All contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in accordance with all Applicable Laws and the terms of each ERISA Plan. Each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code either (a) has received a favourable determination letter from the IRS, or (b) is maintained on a pre-approved plan document for which the pre-approved plan sponsor has received a current opinion or advisory letter from the IRS, and no circumstances exist that has resulted or could reasonably be expected to result in the revocation or denial of any such determination, opinion or advisory letter.

(28)   Not an Investment Company No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(29)   No Margin Stock No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock. None of the proceeds of any Advance shall be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(30)   Full Disclosure All information provided or to be provided to the Agent or the Lenders by or on behalf of the Borrowers in connection with the Credit Facilities is, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of it, to its knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it (and any other Person who furnished such material on behalf of it).

(31)   Insolvency No Obligor nor any of their predecessors where applicable (i) has committed any act of bankruptcy, (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally, or (iii) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets, has had any Encumbrancer take possession of any of its Property

(32)   Non Arm’s Length Transactions All agreements, arrangement or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand, in existence at the date hereof are set forth on Schedule 9.01(32).

(33)   Debt There exists no Debt that is not Permitted Debt.

(34)   Bank Accounts Details of all bank accounts (including addresses of each financial institution which holds such account) of the Obligors are provided for in Schedule 9.01(34).

(35)   Regulation H All flood hazard insurance policies as required hereunder have been obtained and remain in full force and effect, and the premiums thereon have been paid in full.

(36)   Federal Reserve Regulations No part of the proceeds of any of the Credit Facilities have been used or will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board of Governors of the Federal Reserve System of the United States of America, including Regulations T, U and X.

(37)   Anti-Corruption Laws and Sanctions The Obligors and the Subsidiaries of the Borrowers (a) have conducted their businesses in compliance in all material respects with all Anti-Corruption Laws and (b) have implemented and maintain in effect policies and procedures reasonably designed to promote compliance by the Obligors and the Subsidiaries of the Borrowers and their respective directors, officers, employees, agents, affiliates or representatives thereof with Anti-Corruption Laws and applicable Sanctions. The Obligors and the Subsidiaries of the Borrowers and, to the knowledge of the Obligors their respective officers, employees, directors, agents, affiliates or representatives thereof, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not engaged in any activity that could reasonably be expected to result in being designated as a Sanctioned Person. None of the Obligors, any Subsidiary of the Borrowers or to the knowledge of the Obligors or such Subsidiary any of their respective directors, officers, employees, agents, affiliates or representatives thereof is an individual or entity that is, or is owned or controlled by any individual or entity that is a Sanctioned Person.

(38)  Covered Party No Obligor is a Covered Party.

(39)  Beneficial Ownership Certification As of the Closing Date, the information included in the Beneficial Ownership Certification delivered by or on behalf of the Borrowers is true and correct in all material respects.

(40)  EEA Financial Institution No Obligor is an EEA Financial Institution.

9.02	Survival and Repetition of Representations and Warranties

The representations and warranties set out in Section 9.01 will be deemed to be repeated by the Borrowers and each Obligor and brought current as of the date of each request for a new Advance by the Borrowers except to the extent that on or prior to such date (a) the Borrowers have advised the Agent in writing of a variation in any such representation or warranty as required by the terms hereof, and (b) if such variation in the opinion of the Lenders, acting reasonably, is material to the Property, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) of the Obligors considered as a whole or could have, or be reasonably likely to result in, a Material Adverse Effect, the Lenders have approved such variation.

ARTICLE 10 – COVENANTS

10.01	Positive Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrowers and the Obligors, on a joint and several basis covenant and agree that they shall:

(1)  Timely Payment Make due and timely payment of the Obligations required to be paid by it hereunder.

(2)  Conduct of Business, Maintenance of Existence, Compliance with Laws Engage in business of the same general type as now conducted by it; carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; preserve, renew and keep in full force and effect its existence; and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business and comply in all material respects with all Material Contracts, Material Licences and Requirements of Law.

(3)  Further Assurances Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement or the other Credit Documents from time to time.

(4)  Access to Information Promptly provide the Agent with all additional information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent and the Lenders to inspect any of its Property and to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and (in the presence of such of its representatives as it may designate) its auditors.

(5)  Obligations and Taxes Pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (i) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof, (ii) all lawful claims for labour, materials and supplies (iii) all required payments under any of its Debt, and (iv) all other obligations; provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and an adequate reserve in accordance with IFRS and satisfactory to the Agent, acting reasonably, has been established in its books and records.

(6)  Use of Credit Facilities The proceeds of the Credit Facilities will only be used as contemplated by Section 2.08. No part of the proceeds of any Credit Facilities will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board of Governors of the Federal Reserve System of the United States of America, including Regulations T, U and X. No Borrower will request any Advance, and no Borrower shall use, and the Borrowers shall procure that their Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Advance (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, to the extent such activities, businesses or transaction would be prohibited by Sanctions or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

(7)  Insurance Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, on an annual basis, evidence of such coverage. Maintain or cause to be maintained with reputable insurers, flood insurance on all U.S. located real property owned by an Obligor that is a Flood Hazard Property, from such providers, on such terms and in such amounts as required by the Flood Disaster Protection Act as amended from time to time or as otherwise required by the Agent and the Lenders, acting reasonably and prudently. The Borrowers shall deliver to the Agent, in the case of any increase, extension or renewal of the Credit Facilities, if a mortgage or fixed charge on real estate owned by an Obligor located in the United States of America forms part of the Security, evidence of flood insurance due diligence and flood insurance compliance reasonably satisfactory to the Agent and all Lenders. The Borrowers shall, on an annual basis prior to the expiry or replacement of any insurance policy, send copies of all renewed or replacement policies to the Agent. Without limiting the generality of the foregoing, the Obligors shall maintain in effect all insurance coverage’s reasonable and prudent for a business similar to their business conducted from similar locations. Promptly upon request of the Agent or any Lender, the Borrowers will deliver to the Agent or such Lender as applicable, evidence of such compliance in form and substance reasonably acceptable to the Agent and such Lender, including, without limitation, evidence of annual renewals of such insurance. The Agent on behalf of the Lenders shall be indicated in all insurance policies, as applicable, as a loss payee and additional insured, and all policies shall contain such standard mortgage clauses as the Agent shall reasonably require for the Lenders’ protection. Further, the Obligors shall ensure that loss payee endorsements with respect to any flood insurance are in effect naming the Agent and each Lender as a loss payee (it being recognized by each Obligor that each Lender has an insurable interest in the real property being insured).

(8)  Notice of Event of Default or Pending Event of Default Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Obligor of which it becomes aware.

(9)  Notice of Material Adverse Effect Promptly notify the Agent of any Material Adverse Effect that would apply to it of which it becomes aware.

(10)  Notice of Judgement Promptly notify the Agent on becoming aware of any judgement arising from any litigation, dispute, arbitration, proceeding or other circumstance where the amount levied against it (i) is in excess of [Redacted]% of TNA or (ii) would result in a Material Adverse Effect to it, and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding.

(11)  Other Notices Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of:

(a)	any notice of expropriation affecting any Obligor;

(b)	any violation of any Applicable Law which does or may have a Material Adverse Effect on any Obligor;

(c)	any termination of or default under a Material Contract;

(d)	any damage to or destruction of any property, real or personal, of any Obligor having a replacement cost in excess of [Redacted]% of TNA;

(e)	the receipt of insurance proceeds by any Obligor in excess of [Redacted]% of TNA.

(12)  Environmental Compliance Operate its business in compliance with applicable Requirements of Environmental Laws other than those in respect of which non-compliance could not reasonably be expected to have a Material Adverse Effect and operate all Property owned, leased or otherwise used by it such that no obligation, including a clean-up or remedial obligation, shall arise under any Requirements of Environmental Law other than obligations that could not reasonably be expected to have a Material Adverse Effect, provided however, that if any such claim is made or any such obligation arises, the applicable Obligor shall promptly satisfy or contest such claim or obligation at its own cost and expense. It shall promptly notify the Agent upon (i) learning of the existence of any Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land, which, in either case, is likely to result in liability under Requirements of Environmental Law in excess of [Redacted]% of TNA.

(13)  Security With respect to the Security:

(a)

provide to the Agent the Security required from time to time pursuant to Article 11 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions in form and substance satisfactory to the Agent; and

(b)

execute and deliver all such things, documents, security, agreements and assurances as may from time to time be requested by the Agent to ensure that the Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Obligors meeting the requirements of Article 11.

(14)  Maintenance of Property Keep all Property useful and necessary in its business in good working order and condition, normal wear and tear excepted and maintain all Intellectual Property necessary to carry on its business.

(15)  ERISA Matters

(a)	Maintain each ERISA Plan in compliance with all applicable Requirements of Law.

(b)	Refrain from adopting, participating in, or becoming obligated with respect to any US Pension Plan or Multiemployer Plan without the prior written consent of the Lenders.

(c)

Promptly notify the Agent on becoming aware of (a) the occurrence of any ERISA Event, (b) the institution of any steps by any Person to terminate any US Pension Plan, (c) the taking of any action with respect to a US Pension Plan which is reasonably likely to result in the requirement that any Obligor furnish a bond or other security to PBGC under ERISA or such US Pension Plan, or (d) the occurrence of any event with respect to any ERISA Plan which is reasonably likely to result in any Obligor incurring any material liability, fine or penalty, and in the notice to the Agent thereof, provide copies of all documentation relating thereto.

(16)  Landlord Consents and Non-Disturbance Agreements If requested in writing by the Agent (i) use commercially reasonable efforts to obtain a consent agreement from each landlord of premises that are leased at any time and from time to time by any Obligor regarding the grant of an Encumbrance against the Obligor’s interest in such lease pursuant to the Security, in form and content satisfactory to the Agent on behalf of the Lenders, and (ii) register notice of each lease of premises against title to the applicable property.

(17)  Employee Benefit and Welfare Plans Maintain all employee benefit and Canadian Welfare Plans relating to its business in compliance with all applicable laws.

(18)  Material Contracts At the request of the Agent from time to time, provide to the Lenders certified copies of all Material Contracts.

(19)  Other Information At the request of the Agent from time to time, provide to the Lenders and any and all other information reasonably requested by the Agent.

(20)  Blocked Account Agreements At the reasonable request of the Agent, use reasonable commercial efforts to provide to the Agent a blocked account agreement in form and substance acceptable to the Agent, acting reasonably, in connection with accounts maintained in Canada or the United States of America by an Obligor with any bank other than a Lender and TD Bank, AMCB, a wholly owned subsidiary of The Toronto-Dominion Bank.

(21)  Minimum Consolidated Assets and EBITDA The aggregate balance sheet value of the Property charged by the Security will always be at least 80% of consolidated assets of BGSI. The aggregate EBITDA of the Borrowers and Guarantors who have granted Security to the Agent will always be at least 80% of BGSI’s consolidated EBITDA.

(22)  Compliance with Laws and Material Contractual Obligations. The Obligors will, and will cause each of their Subsidiaries to, (i) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including without limitation Requirements of Environmental Law) and (ii) perform in all material respects its obligations under Material Contracts to which it is a party, in the case of (i) and (ii), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Obligors will conduct their businesses in compliance in all material respects with Anti-Corruption Laws and will maintain in effect and enforce policies and procedures reasonably designed to promote compliance by the Obligor, their Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

(23)  KYC/Beneficial Ownership Promptly following any written request therefor, information and documentation reasonably requested by the Agent or any Lender for purposes of compliance with “know your customer” requirements under the Patriot Act, the Beneficial Ownership Regulation or other applicable AML Legislation.

10.02	Financial Covenants

The Borrowers, based on the consolidated financial statement of BGSI prepared in accordance with IFRS, agree and covenant at all times to comply with the following financial covenants (to be tested on a rolling four quarter basis, and certified on a quarterly basis):

(1)  Senior Funded Debt to Adjusted EBITDA Ratio The Borrowers, on a Restricted Basis, will ensure that at all times, their Senior Funded Debt to Adjusted EBITDA Ratio is not, in respect to the immediately preceding Four Quarter Period, greater than 3.50:1; provided that in order to facilitate a Material Acquisition, the Senior Funded Debt to Adjusted EBITDA Ratio may be increased to no greater than 4.00:1 for the four fiscal quarters following the completion of the Material Acquisition and thereafter shall revert to 3.50:1;

(2)  Interest Coverage Ratio The Borrowers, on a Restricted Basis, will ensure that at all times, their Interest Coverage Ratio, is not, in respect to the immediately preceding Four Quarter Period, less than 2.75:1.

10.03	Reporting Requirements

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrowers and the Obligors shall:

(1)  Annual Reports As soon as available and in any event within 90 days after the end of each of BGSI’s Fiscal Years, cause to be prepared and delivered to the Agent, the consolidated annual audited financial statements of BGSI prepared on a Restricted Basis including, without limitation, balance sheet, statement of income and retained earnings and statement of cash flows for such Fiscal Year and a comparison to the previous year, with respective auditors reports, which shall be prepared in accordance with IFRS and certified by an officer of the Borrowers.

(2)  Quarterly Reports As soon as available and in any event within 60 days of the end of each Fiscal Quarter (except for the fourth Fiscal Quarter, which is not required due to the Annual Report being provided), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter unaudited consolidated financial statements of BGSI prepared on a Restricted Basis, including, in each case and without limitation, balance sheet, statement of income and retained earnings, statement of cash flows and a comparison to the previous year, which shall be prepared in accordance with IFRS subject to usual year-end adjustments and the absence of full note disclosure, which shall be certified by an officer of the Borrowers and a management discussion and analysis report.

(3)  Compliance Certificate Concurrent with the delivery of the financial statements referred to in Section 10.03(1) and 10.03(2) above, provide the Agent with a Compliance Certificate in the form specified in Schedule E.

(4)  Financial Projections Within 90 days following the end of each Fiscal Year, provide to the Agent a one year financial forecast in a format to mutually agreed upon between the Borrowers and TD, NBC and RBC, as Co-Lead Arrangers (both parties acting reasonably and cooperatively).

(5)  Other Information Following the request of a Lender, furnish such other reports or information reasonably requested by a Lender from time to time.

(6)  Sufficient Copies to Agent Ensure that in complying with this Section 10.03, the Agent is supplied with sufficient quantities of all materials for each of the Lenders and the Agent and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders.

10.04	Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrowers and Obligors, jointly and severally covenant and agree that they shall not:

(1)  No Encumbrances Create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.

(2)  Limitation on Debt Not create, assume, incur, otherwise become liable for or permit to exist any Debt, other than Permitted Debt.

(3)  Limitation on Financial Assistance Not provide Financial Assistance, by means of a loan, guarantee, provision of security or otherwise, to any Person, other than (i) to another Obligor or for the benefit of another Obligor to secure a Permitted Encumbrance (ii) to any Person that is not an Obligor so long as the aggregate value of such other financial assistance (together with any Investments under Section 10.04(7)(ii)) does not exceed [Redacted]% of TNA (iii) for Investments permitted by Section 10.04(7) (iv) a guarantee of the obligations incurred in the ordinary course of business of another Obligor, which is not supported by a mortgage of or security interest in any of the assets of such Obligor or (v) an unsupported guarantee (not secured) for the benefit of another Obligor to secure a Vendor Take Back Note of an Obligor, in a transaction which is otherwise permitted under Section 10.04(6).

(4)  Redemptions and Distributions, Dividends Not declare, set apart for payment or pay any dividends or other distributions to shareholders that are not Obligors on any of its units, shares or capital stock (including any payments or dividends or return of capital to BGSI and including any principal or interest payments on Vendor Take Back Notes if a Pending Event of Default or an Event of Default exists) or redeem, retract, purchase for cancellation or retire or otherwise acquire for value in any manner any of its units, shares or capital stock that is not held by an Obligor (including any payments or dividends or return of capital to BGSI) or otherwise reduce its capital in any manner, or declare, set apart for payment or pay any management fees, franchise fees or profit sharing, or make a cash payment resulting from a share price guarantee, if at the time of any of the forgoing actions described in this subsection (4), a Pending Event of Default or an Event of Default has occurred which has not been remedied or waived by the Majority Lenders or would occur as a result thereof.

(5)  Limitation on Intercompany Loan Payments The Canadian Borrower will not: (i) pay any principal on any loans owing by the Canadian Borrower to BGSI unless the Senior Funded Debt to Adjusted EBITDA Ratio is less that 2.50:1 both before and after the making of such payment, or (ii) pay any interest on loans owing by the Canadian Borrower to BGSI where a Pending Event of Default or an Event of Default exists; but for greater certainty, intercompany loans for the purchase of land and buildings contemplated in Section 10.04(10) are permitted.

(6)  Acquisitions Make or agree to make any Acquisition other than the Permitted Acquisitions without the prior written approval of all the Lenders.

(7)  Investments Make, directly or indirectly, any Investments other than: (i) Investments in subsidiaries of the Borrowers located in Canada or the United States of America and engaged in the Core Business; and (ii) any Investments (other than Investments noted under (i) of this Section 10.04(7)) that in the aggregate (together with any financial assistance under Section 10.04(3)) do not exceed [Redacted]% of TNA.

(8)  Limitation on Real Estate Held for Sale and Leaseback Hold or own land and buildings awaiting sale through sale/leaseback arrangements with a value in excess of [Redacted]% of TNA in the aggregate at any time.

(9)  Disposition of Property Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired except (A) Dispositions of inventory in the normal course of business, or (B) Dispositions of obsolete, redundant or worn out property and equipment for nominal consideration, or (C) Dispositions of defaulted accounts in order to realize on them in a commercially reasonable manner, or (D) Dispositions of land and buildings for repair locations whereby Boyd and Boyd US or a Guarantor has completed a sale/lease back arrangement and the aggregate value of such properties awaiting sale does not exceed 10.0% of TNA at any time, or (E) Dispositions in which the aggregate book value of all such assets Disposed of during any Fiscal Year does not exceed [Redacted]% of TNA, or (F) Dispositions approved of in writing by the Majority Lenders.

(10)  Hostile Take-Over Bid Not make any use of the Credit Facilities, either directly or indirectly, to facilitate or participate in, make or complete a Hostile Take-Over Bid, without the prior written consent of the Majority Lenders, which consent may be withheld in such Lender’s sole discretion.

(11)  No Consolidation, Amalgamation, etc. Consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except that the Borrowers and any of Guarantors may consolidate, amalgamate or merge with each other, provided that the Lenders are provided, concurrent with such consolidation or amalgamation, as the case may be, with (A) a certified copy of the constating documents of the new entity, (B) an acknowledgement and confirmation as to the enforceability of all Credit Documents executed by the predecessor entities, (C) such additional documents as may be required by the Agent and Lenders’ Counsel, and (D) such legal opinions as may be required by the Agent and Lenders’ Counsel confirming, inter alia, that the Lenders’ rights under the Credit Documents have not been adversely affected by such consolidation or amalgamation, as the case may be.

(12)  No Change of Name Change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Agent with thirty (30) days’ prior written notice thereof.

(13)  No Change to Year End Make any change to its Fiscal Year.

(14)  No Change to Business Carry on any business other than the Core Business.

(15)  Hedge Arrangements Enter into or permit to be outstanding at any time Hedge Arrangement unless:

(a)	the counterparty under such Hedge Arrangement is a Lender; and

(b)	such Hedge Arrangement has been entered into by a Borrower bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes.

(16)  Location of Assets in Other Jurisdictions Except for any Property being delivered to a customer in the ordinary course of business of such Obligor as part of the performance of its obligations, or the provision of its services, to such customer under a contract entered into with such customer in the ordinary course of business of such Obligor, acquire any Property outside of the jurisdictions identified in Schedule 9.01(19) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (x) the Obligor has first given thirty (30) days prior written notice thereof to the Agent, and (y) the applicable Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations.

(17)  No Share Issuance Issue any securities (which for greater certainty shall not include BGSI shares which may be issued in the ordinary course) unless the Person to whom such securities are issued is an Obligor and then only if the additional securities so issued are concurrently and validly pledged to the Agent under the documents comprising the Security.

(18)  Amendments to Organizational Documents Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Credit Documents.

(19)  No New Material Subsidiaries Create or acquire any Material Subsidiary after the date of this Agreement unless such Material Subsidiary becomes an Obligor in accordance with Section 11.07 of this Agreement.

(20)  Non-Arm’s Length Transactions Effect any material transactions with any Person (other than an Obligor) not dealing at arm’s length with the transacting Obligor except in the ordinary course and on terms and conditions not less favourable than could be obtained on an arm’s length basis from unrelated third parties.

(21)  Debt Owing to Borrowers Forgive any part of the indebtedness owing by an Obligor to a Borrower. For greater certainty, this shall not restrict, prior to the occurrence of an Event of Default, the conversion of any Debt of any Obligor, held by another Obligor, into equity of the debtor Obligor.

(22)  US Bank Accounts Open or maintain any bank accounts established with non-Lender financial institutions in the United States where the amount held in the aggregate at any time would exceed US$25,000,000, unless the Lenders have received a deposit account control agreement in form and substance satisfactory to the Majority Lenders. For certainty, the US$25,000,000 limit does not apply to funds held in a financial institution that is an “affiliate”, as that term is defined in the Bank Act (Canada), of a Lender, nor does it apply to funds that are temporarily held in escrow at a non-Lender financial institution for the purposes of closing a Permitted Acquisition.

(23)  Auditor Change its Auditor without first providing the Agent with 30 days prior written notice and so long as any replacement is a nationally recognized accounting firm.

(24)  Sanctions Directly or indirectly, use the proceeds of the Credit Facilities, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business with any Sanctioned Person to the extent such activities or business would be prohibited by Sanctions, or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction, whether as Lender, Arranger, Agent or otherwise) of Sanctions.

(25)  Anti-Corruption Laws Directly or indirectly use the proceeds of the Credit Facilities for any purpose which would breach any Anti-Corruption Laws.

ARTICLE 11– SECURITY

11.01	Form of Security

Security Delivered on the Closing Date On the Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Lenders, the Borrowers and Guarantors shall deliver or caused to be delivered to the Agent for itself and on behalf of the Lenders, the Security. The Agent shall serve as collateral agent for the Lenders, provided that the Agent may also serve as collateral agent for the Lenders. For greater certainty, all Security Documents granted by the Borrowers and the Guarantors prior to the Closing Date under the 2012 Credit Agreement, the 2020 Credit Agreement, the 2024 Credit Agreement and the Existing Credit Agreement, are intended to continue to secure all Obligations of the Borrowers and the Guarantors to the Lenders and the Agent hereunder. Subject only the Permitted Encumbrances, the Security shall be in form and content specified by the Agent through its legal counsel and shall be:

(i)

security over all present and future assets of each Borrower and Guarantor in the form of a general security agreement in favour of the Agent for the benefit of the Lenders, creating a perfected security interest over all personal property and creating a lien over all freehold and leasehold real property, provided that the Agent will not accept and the Borrowers and the Guarantors will not mortgage or create a fixed charge in favour of the Agent for the benefit of the Lenders on any real estate located in the United States of America until the Lenders have been given at least 45 days prior written notice and have all provided written confirmation to the Agent that flood insurance due diligence and flood insurance compliance have both been completed;

(ii)

pledges in the form of a share pledge agreement in favour of the Agent for the benefit of the Lenders of all issued capital stock of the Obligors that are owned by any of the Borrowers and/or the Guarantors from time to time;

(iii)	assignment of all promissory notes evidencing Intercompany Obligations;

(iv)

unconditional guarantee of the Obligations in the form of: (i) a guarantee by the Canadian Borrower of the US Borrower’s Obligations hereunder, and (ii) a guarantee by the US Borrower of the Canadian Borrower’s Obligations hereunder, and (iii) a guarantee from each of the Guarantors; all of which guarantees shall be unlimited, except for limits imposed by applicable law or in such lesser amounts as is required by the Lenders; and

(v)	assignment of insurance coverage in accordance with the requirements of the Lenders as specified by the Agent to the Borrowers from time to time.

11.02	Insurance

Each Obligor or the appropriate Obligor if blanket insurance policies are held, will cause the Agent to be shown as a loss payee, as its interest may appear, with respect to all insurance on the Property of each Obligor.

11.03	Intercompany Obligation

The Security shall secure all Intercompany Obligations but only while the Intercompany Obligations are assigned to the Agent for the benefit of the Lenders. The Obligors to whom Intercompany Obligations are owed (but for their having been assigned as part of the Security) shall have no right to influence the Security or the enforcement thereof, or to receive any proceeds thereof, as a result of their interest in the Intercompany Obligations until the Credit Facilities have been paid in full and this Agreement has been terminated, and any action or omission of the Agent or the Lenders concerning the Security shall be binding on the Obligors.

11.04	After Acquired Property and Further Assurances

Each Obligor shall from time to time and, at the request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Obligor after the date hereof and intended to be subject to the security interests created hereby including any insurance thereon.

11.05	Application of Proceeds of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the occurrence of an Acceleration Event, shall distribute the proceeds of realisation in accordance with Section 12.11.

11.06	Security Charging Real Property

Notwithstanding anything to the contrary contained in any Credit Document, to the extent that the charges and security interests created by the Security charge real property or any interest therein such charges and security interests shall secure interest after the occurrence of an Event of Default at the same rates as those in effect prior to such occurrence.

11.07	Material Subsidiaries of the Borrowers

The Borrowers covenant and agree that each new Subsidiary that is a Material Subsidiary acquired or formed subsequent to the Closing Date shall become an Obligor hereunder. The Borrowers covenant and agree that any other Person required to be included in a consolidation of BGSI and the Borrowers pursuant to IFRS, if required to meet the covenant of the Borrowers in Section 10.01 (21), shall become an Obligor forthwith upon such determination. Once it is determined that the Subsidiary must become an Obligor hereunder such Subsidiary shall, within 60 days of such Acquisition or formation or determination, as the case may be, execute and deliver to the Agent an accession agreement in the form of Schedule F, to become a party to this Agreement and the Security stipulated in Section 11.01 as specified by the Agent and its legal counsel. The Borrowers shall also deliver or cause the delivery of a pledge of all of its capital stock of the new Obligor as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Lenders may require. If at any time any Obligor owns or obtains an interest in a person that is not a wholly owned Subsidiary, the Obligors shall cause that interest to immediately be pledged to the Agent as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Majority Lenders may require.

11.08	Confirmation

The Borrowers acknowledge, confirm and agree that all Security (including, for greater certainty, each guarantee (whether or not amended on or prior to the date hereof)) granted by it (and its predecessors) in favour of either the Original Agent under the 2012 Credit Agreement or the Agent (or the US Agent as defined therein) under the 2020 Credit Agreement, the 2024 Credit Agreement or the Existing Credit Agreement, in either case, for and on behalf of the Lenders, continues in full force and effect, enforceable in accordance with its terms, and secures payment and performance by it of all indebtedness, liabilities and obligations owing under the Credit Documents.

11.09	Regulation H

No real property owned by an Obligor located in the United States of America shall be mortgaged or pledged by an Obligor to the Lenders or the Agent on behalf of the Lenders that is a Flood Hazard Property unless the Agent shall have received the following: (a) the Borrowers’

written acknowledgment of receipt of written notification from the Agent (i) as to the fact that such mortgaged U.S. based real property is a Flood Hazard Property, (ii) as to whether the community in which each such Flood Hazard Property is located is participating in the National Flood Insurance Program, and (iii) such other flood hazard determination forms, notices and confirmations thereof as requested by the Agent, acting reasonably and prudently, (b) written confirmation from each Lender that flood insurance due diligence and flood insurance compliance has been completed by such Lender (such written confirmation not to be unreasonably conditioned, withheld or delayed), and (c) copies of insurance policies or certificates of insurance of the Obligors evidencing flood insurance reasonably satisfactory to the Agent and naming the Agent and each Lender as loss payee.

ARTICLE 12 – DEFAULT

12.01	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)

if a Borrower fails to pay any amount when due (including all amounts outstanding under: i) the Revolver/Swing Line Credit Facilities on the Maturity Date Revolver/Swing Line Credit Facilities, or ii) the Term Facility on the Maturity Date Term Facility): (i) of principal of any Advance, or (ii) an amount owing under a Cash Management Agreement, or (iii) a Hedge Arrangement; or

(b)	if a Borrower fails to pay any interest, fees or other Obligations when due and payable and such non-payment continues for a period of five (5) Business Days; or

(c)	if a Borrower fails to observe or perform any of the financial covenants in Section 10.02; or

(d)	if a Borrower fails to observe or perform any of the covenants in Section 10.04; or

(e)	there shall have occurred a Material Adverse Effect; or

(f)

if any Obligor neglects to observe or perform any covenant or obligation contained in this Agreement or any other Credit Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 12.01) and the Borrowers shall fail to remedy such default within the earlier of twenty (20) days from the date (i) the applicable Obligor becomes aware of such default and (ii) the Agent delivers written notice of the default to the Borrowers; or

(g)

if any representation or warranty made by any Obligor in this Agreement, any Credit Document or in any certificate or other document at any time delivered hereunder to the Agent or the Lenders shall prove to have been incorrect in any material respect on and as of the date thereof and the Borrowers shall have failed to remedy such default within the earlier of ten (10) days from the date (i) the

Obligor becomes aware of the occurrence of such event and (ii) the Agent delivers written notice of such event to the Borrowers; or

(h)

if any Obligor ceases or threatens to cease to carry on business generally or admits its inability or fails to pay its debts generally, if the foregoing has or is likely to have a Material Adverse Effect; or

(i)

if any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any indebtedness for borrowed money or other indebtedness or liabilities arising in respect of any other Debt, including the Permitted Debentures, which in the aggregate principal amount then outstanding is in excess of [Redacted]% of TNA and such payment is not made within any applicable cure or grace period; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such indebtedness to any Person which in the aggregate principal amount then outstanding is in excess of [Redacted]% of TNA or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period; (iii) or any other event shall occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt to cause such Debt to become due prior to its stated maturity date; or

(j)	if any Obligor denies its obligations under any Credit Document or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or

(k)

any of the Credit Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, if any Obligor does not, within five (5) days of receipt of notice of such Credit Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Credit Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Credit Document to the satisfaction of the Majority Lenders; or

(l)

if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor a bankrupt or insolvent or approving a petition seeking the winding-up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs; or

(m)

if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the United

States Bankruptcy Code, the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

(n)

if any proceeding or filing shall be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the United States Bankruptcy Code and the Winding-Up and Restructuring Act (Canada), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within fifteen (15) days of institution; or

(o)	if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor; or

(p)

if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against an Obligor in an amount in excess of [Redacted]% of TNA (individually or in the aggregate for all Obligors) and such judgment, execution, writ of seizure and sale, sequestration or decree shall not have been and remain vacated, discharged or stayed within sixty (60) days after its entry pending appeal within the applicable appeal period and in any event stayed within at least five (5) business days before it can be executed on; or

(q)

if any of the Security of any Obligor shall cease to be a valid and perfected first priority security interest subject only to Permitted Encumbrances and the Borrowers shall have failed to remedy such default within five (5) business days of a Borrower becoming aware of such fact; or

(r)

if any of the Security (including the guarantee delivered by it) provided by an Obligor shall cease to be enforceable or, in the case of the Security granted by it, such Security shall cease to be a valid and perfected first priority Encumbrance; or

(s)	if any of the following events shall occur with respect to any Canadian Pension Plan or US Pension Plan:

(i)

the institution of any steps by any Obligor or ERISA Affiliate or any applicable regulatory authority to terminate a Canadian Pension Plan or US Pension Plan (wholly or in part) if, as a result of such termination, any Obligor may be required to make an additional contribution to such Canadian Pension Plan or US Pension Plan, or to incur an additional liability or obligation to such Canadian Pension Plan or US Pension Plan, equal to or in excess of [Redacted]% of TNA; or

(ii)	with respect to a US Pension Plan or Multiemployer Plan, an ERISA Event occurs; or

(t)	if a Change of Control shall occur which relates to BGSI, the Borrowers or their Subsidiaries, but excluding a Change of Control of a Subsidiary where control remains with an Obligor; or

(u)	if any report of a Borrower’s auditors contains any qualification which is unacceptable to the Lenders acting reasonably.

12.02	Acceleration and Termination of Rights

If any Event of Default shall occur, all Obligations shall, at the option of the Agent or upon the request of the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Section 12.01(l) through (n) with respect to a Borrower shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all Advances and all other Obligations to the Lenders including for greater certainty the Term Loan shall automatically be and become immediately due and payable. In such event either the Lenders (subject to Section 14.16) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrowers to the Lenders and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.03	Payment of Letters of Credit

If the applicable Borrower does not pay to the Agent for the account of the Lenders the face amount of any unexpired Letter of Credit required to be paid pursuant to Section 12.02, the Agent on behalf of the L.C. Issuing Lender shall have the option at any time without notice to such Borrower to give notice to the applicable Lenders to make an Advance to such Borrower equal to the face amount of all unexpired Letters of Credit. The proceeds of such Advance shall be held by the Agent in an interest bearing cash collateral account for the benefit of such Borrower and shall be applied in payment of such Letters of Credit if payment is required thereunder or otherwise as the Agent may require. The applicable Borrower shall execute and deliver as security for such Advance all such security as the Lenders may deem necessary or advisable including, without limitation, an assignment of credit balance in respect of such cash collateral account.

12.04	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Credit Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Credit Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

12.05	Termination of Lenders’ Obligations

The occurrence of an Event of Default shall relieve the Lenders of all obligations to provide any further Advances hereunder whether by rollover, conversion or otherwise, by way of SOFR Advances, Term CORRA Advances or Letters of Credit; provided that the foregoing shall not prevent the Lenders from disbursing money hereunder in reduction of then outstanding SOFR Advances, Term CORRA Advances and Letters of Credit. For greater certainty any such Advances shall be at the sole discretion of the Lenders. The Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

12.06	Saving

The Lenders shall not be under any obligation to the Borrowers or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lenders shall not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender.

12.07	Perform Obligations

If an Event of Default has occurred and is continuing and if a Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing shall be an Obligation and shall be secured by the Security.

12.08	Third Parties

No Person dealing with the Lenders or any agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

12.09	Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under applicable law, if repayment is accelerated pursuant to Section 12.02, the Lenders, or any of them, may at any time and from time to time without notice to the Borrowers or any other Person, any notice being expressly waived by the Borrowers, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of a Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

12.10	Realization of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the event of the occurrence of an Event of Default, the Agent shall act on the written instructions of the Majority Lenders as provided in this Agreement and shall distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their Proportionate Share of the Obligations and in accordance with Section 12.11.

12.11	Application of Payments

Notwithstanding any other provision of this Agreement, the proceeds of realization of the Security or any portion thereof shall be distributed in the following order:

(i)	first, in payment of all costs and expenses incurred by the Agent in connection with such realization, including legal, accounting and receivers’ fees and disbursements;

(ii)	second, in payment of all costs and expenses incurred by the Lenders in connection with such realization, including legal, accounting and receivers’ fees and disbursements;

(iii)	third, against the Obligations to each Lender in accordance with its Proportionate Share;

(iv)

fourth, against all other Obligations owing to the Lenders pursuant to Hedge Arrangements that were not paid in Section (iii) above to each Lender based on the amount owing to such Lender divided by the aggregate amount owing to all Lenders; and

(v)

fifth, if all Obligations of the Borrowers listed above have been paid and satisfied in full, any surplus proceeds of realization shall be paid to the Borrowers unless otherwise required in accordance with Applicable Law.

ARTICLE 13– COSTS, EXPENSES AND INDEMNIFICATION

13.01	Costs and Expenses

The Borrowers shall pay promptly upon notice from the Agent all reasonable costs and expenses in connection with preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder, whether or not any Drawdown has been made hereunder, including without limitation, the reasonable fees and out-of-pocket expenses of Lenders’ Counsel with respect thereto and with respect to advising the Agent or the Lenders as to its or their rights and responsibilities under this Agreement and the other Credit Documents to be delivered hereunder. The Borrowers further agrees to pay all reasonable costs and expenses (including, without limitation, fees of Lenders’ Counsel, auditors, consultants and accountants) in connection with (i) the preparation or review of waivers, consents and amendments requested by a Borrower, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Credit Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Credit Document, including, without limitation, all reasonable costs and expenses sustained by each Lender (including, without limitation, the Issuing Lender) or the Agent as a result of any failure by a Borrower to perform or observe any of its obligations hereunder, together with interest at the Prime Rate plus [Redacted] per annum for amounts outstanding in Canadian Dollars and at US Base Rate plus [Redacted] per annum for amounts outstanding in United States Dollars from and after the 10th Business Day following a request for payment containing reasonable particulars if such payment is not made by such time. Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

13.02	Indemnification by the Borrowers

In addition to any liability of the Borrowers to any Lender (including, without limitation, the Issuing Lender) or the Agent under any other provision hereof, except for liability arising from the gross negligence or wilful misconduct of a Lender (including, without limitation, the Issuing Lender) or the Agent, the Borrowers shall indemnify each Lender (including, without limitation, the Issuing Lender) and the Agent and hold each Lender (including, without limitation, the Issuing Lender) and the Agent harmless against any loss or expense incurred by such Lender (including, without limitation, the Issuing Lender) or the Agent as a result of:

(a)

any failure by a Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re-employment in whole or in part of deposits or other funds required by any Lender to fund any SOFR Advance, Term CORRA Advance, or Letter of Credit or to fund or maintain its Proportionate Share of any Advance as a result of a Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)

a Borrower’s failure to provide for the payment to the Agent, for the account of each of the Lenders, or the Swing Line Lender, as applicable, of the full principal or face amount of each SOFR Advance, Term CORRA Advance or Letter of Credit on its maturity date;

(c)	a Borrower’s failure to pay any other amount, including without limitation, any interest or fee, due hereunder on its due date;

(d)	the repayment or prepayment of a SOFR Advance or Term CORRA Advance otherwise than on the last day of its Interest Period;

(e)	the provision of funds for any outstanding Letter of Credit before the maturity date of such Letter of Credit;

(f)	a Borrower’s failure to give any notice required to be given by it to the Agent or Lenders hereunder;

(g)	a Borrower’s failure to repay a loan made in Canadian dollars with Canadian Dollars and a loan made in US Dollars with US Dollars, regardless of the circumstances; or

(h)	the failure of a Borrower to make any other payment when due hereunder.

A certificate of a Lender or the Agent as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations and, for greater certainty, survive any amendment or restatement of this Agreement.

13.03	Specific Environmental Indemnification

Each Borrower shall defend and indemnify each Lender and the Agent and hold each harmless at all times from and against any and all claims, losses, damages, penalties, fines and costs of any nature whatsoever (including reasonable counsel fees and expenses) resulting from any legal action commenced or claim made by a third party against any Lender or the Agent or any of them related to any Requirement of Environmental Law, including but not limited, to or as a result of actions on the part of a Borrower related to or as a consequence of environmental matters or a failure to comply with Requirements of Environmental Law. Each Borrower shall have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by such Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of such Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them shall have the sole right, at such Borrower’s expense, to defend their own interests provided that any settlement of such legal action or claim shall be on terms and conditions approved by such Borrower, acting reasonably. If a Borrower does not defend the legal action or claim, the Agent and the Lenders shall have the right to do so on their own behalf and on behalf of such Borrower, as the case may be, at the expense of such Borrower. Notwithstanding anything contained herein to the contrary, the defence and indemnity obligations of such Borrower contained throughout this Agreement shall survive the termination of this Agreement and repayment of the Obligations and, for greater certainty, shall survive any amendment or restatement of this Agreement.

ARTICLE 14 – THE AGENT AND THE LENDERS

14.01	Appointment

The Lenders hereby appoint TD to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes TD, as the agent of such Lender, to take such action on its behalf under or in connection with the Credit Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Credit Documents are carried out. The Lenders hereby acknowledge and agree that the Agent is the holder of an irrevocable power of attorney from the Lenders for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the Borrowers under the Credit Documents, and the Agent hereby agrees to act in such capacity. The Agent may perform any of its duties under the Credit Documents by or through its agents. The Borrowers shall not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as the Borrowers are concerned the Agent shall for all purposes hereof be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it.

14.02	Indemnity from Lenders

The Lenders agree, based on their Proportionate Share of all Credit Facilities in the aggregate, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by a Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Credit Documents (including, without limitation, any blocked account agreement entered into by the Agent) or any action taken or omitted by the Agent under the Credit Documents or the transactions therein contemplated; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit Facilities for any out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Credit Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by a Borrower on demand. The obligation of the Lenders to indemnify the Agent shall survive the termination of this Agreement.

14.03	Exculpation

The Agent shall have no duties or responsibilities except those expressly set forth in the Credit Documents. Neither the Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted to be taken under or in connection with the Credit Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have by reason of the Credit Documents a fiduciary relationship with any Lender and nothing in the Credit Documents, express or implied, is intended to or shall be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders shall have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Credit Documents. The Agent shall not be responsible for any recitals, statements, representations or warranties in any of the Credit Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Credit Documents, and shall not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Credit Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Obligors as such Lender deems appropriate in connection with its entering into of any of the Credit Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Obligors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent.

14.04	Reliance on Information

The Agent shall be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Credit Documents and its duties thereunder, upon the advice of counsel selected by it.

14.05	Knowledge and Required Action

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or a Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent shall, subject to Section 14.06 take such action with respect to such Event of Default or Pending Event of Default as shall be directed by the Lenders in accordance with this Article 14 provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to the Credit Documents or to any Applicable Law.

14.06	Request for Instructions

The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Lenders. The Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 14.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

14.07	The Agent Individually

With respect to its Commitments, the Advances made available by it and the Credit Documents to which it is a party and its acting as the Canadian Swing Line Lender and the US Swing Line Lender, TD shall have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” shall, unless the context clearly otherwise indicates, include TD in its individual capacity. It is understood and agreed by all of the Lenders that TD, either directly or through its Affiliates, from time to time accepts deposits from, lends money to, provides underwriting, consulting and advisory services to, and generally engages in banking, securities, advisory and other related and ancillary businesses with the Obligors and their Affiliates otherwise than as a

Lender under the Credit Documents and may continue to do so as if it were not the Agent under the Credit Documents and shall have no duty to account to any of the Lenders with respect to any such dealings.

14.08	Resignation and Termination

If at any time (i) the Agent shall deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrowers written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article or (ii) the Agent is in default of any of its obligations hereunder and the Lenders shall deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrowers written notification of the termination of the Agent’s authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which shall assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment shall be promptly made from among the remaining Lenders (provided that any such Lender has agreed in writing to act as successor Agent hereunder) and written notice thereof shall be given to the Borrowers concurrently with such appointment. If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrowers within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, and shall forthwith give notice of such appointment to the Lenders and the Borrowers.

14.09	Actions by Lenders

(1)   Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), instruction or other expression of the Lenders under any of the Credit Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 14.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile or electronic form).

(2)   Notwithstanding subsection 14.09(1), without the consent of all the Lenders the Agent may not take the following actions:

(a)

amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities, reduce the fees payable, interest rates, Applicable Margins or other amounts payable with respect to the Credit Facilities, extend any date fixed for payment of principal, interest or other amounts payable relating to the Credit Facilities extend the repayment dates of the Credit Facilities or change the definition of Majority Lenders;

(b)	amend, modify, discharge, terminate or waive any material part of the Security otherwise than pursuant to the terms hereof or thereof;

(c)	amend this Section 14.09(2);

(d)	amend Section 12.11; and

(e)	amend Article 7.

(3)   An instrument in writing from the Majority Lenders (any such instrument in writing being an “Approval Instrument”) shall be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Credit Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.

(4)   No amendments to the US Swing Line Facility or the Canadian Swing Line Facility shall be made without the consent of the US Swing Line Lender or the Canadian Swing Line Lender, respectively. Notwithstanding anything to the contrary, amendments to the US Swing Line Agreement shall only require the consent of the US Swing Line Lender.

14.10	Provisions for Benefit of Lenders Only

The provisions of this Article 14, other than Sections 14.09, 14.10 and the last sentence of Section 14.01 and the rights of the Borrowers to receive notice as specified in this Article 14 relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights under or be entitled to rely for any purposes upon such provisions.

14.11	Failure of Lender to Fund

(1)   Unless the Agent has actual knowledge that a Revolver/Swing Line Lender has not made or will not make available to the Agent for value on a Drawdown Date the applicable amount required from such Revolver/Swing Line Lender, the Agent shall be entitled to assume that such amount has been or will be received from such Revolver/Swing Line Lender when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. If such amount is not in fact received by the Agent from such Revolver/Swing Line Lender on such Drawdown Date and the Agent has made available a corresponding amount to such Borrower on such Drawdown Date as aforesaid, such Revolver/Swing Line Lender shall pay to the Agent on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the amount that should have been paid to the Agent by such Revolver/Swing Line Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Agent from such Revolver/Swing Line Lender and the denominator of which is 365. A certificate of the Agent containing details of the amount owing by a Revolver/Swing Line Lender under this Section shall be binding and conclusive in the absence of manifest error. If any such amount is not in fact received by the Agent from such Revolver/Swing Line Lender on such Drawdown Date, the Agent shall be entitled to recover from the applicable Borrower, on demand, the related amount made available by the Agent to such Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the applicable Borrower hereunder.

(2)  Notwithstanding the provisions of Section 14.11(1), if any Revolver/Swing Line Lender fails to make available to the Agent its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Revolver/Swing Line Lender being herein called the “Defaulting Lender”) the Agent shall forthwith give notice of such failure by the Defaulting Lender to the applicable Borrower (except where such failure relates to a deemed Advance) and the other Revolver/Swing Line Lenders. The Agent shall then forthwith give notice to the Revolver/Swing Line Lenders that any Revolver/Swing Line Lender may make available to the Agent all or any portion of the Defaulting Lender’s Proportionate Share of such Advance (but in no way shall any Lender be obliged to do so) in the place of the Defaulting Lender. If more than one Revolver/Swing Line Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Revolver/Swing Line Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the applicable Borrower. The failure of any Revolver/Swing Line Lender to make available to the Agent its Proportionate Share of any Advance as required herein shall not relieve any other Revolver/Swing Line Lender of its obligations to make available to the Agent its Proportionate Share of any Advance as required herein. Subject to Section 17.18, no Advance by a Contributing Lender(s) hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Contributing Lender as a result of such Contributing Lender’s increased exposure following such Advance.

14.12	Payments by Agent

(1)  For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)

the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the applicable Borrower;

(b)

if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by a Borrower under this Agreement, then subject to Section 8.02 the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent;

(c)

if any Lender advances more or less than its Proportionate Share of Credit Facilities, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)

the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(e)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(f)

all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender.

(2)  Unless the Agent has actual knowledge that a Borrower has not made or will not make a payment to the Agent for value on the date in respect of which such Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 8.02, the Agent shall be entitled to assume that such payment has been or will be received from the applicable Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by a Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, such Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. A certificate of the Agent with respect to any amount owing by a Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error.

14.13	Direct Payments

The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender’s Proportionate Share under the applicable Credit Facilities, all sums received by a Lender relating to this Agreement or by virtue of the Security, whether received by voluntary payment, by the exercise of the right of set-off or compensation (pursuant to Section 8.02 or otherwise) or by counterclaim, cross-action or as proceeds of realization of any Security or otherwise, shall be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a “Receiving Lender”) shall obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender shall forthwith remit such payment to the Agent and, upon receipt, the Agent shall distribute such payment in accordance with the provisions hereof. Notwithstanding the foregoing, absent an Event of Default, all sums received by the US Swing Line Lender without respect to the payment of a US Swing Line Loan shall be retained by the US Swing Line Lender and applied to the outstanding US Swing Line Loans.

14.14	Acknowledgements, Representations and Covenants of Lenders

(1)   It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Obligors. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Obligors under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Obligors.

(2)  Each Lender represents and warrants that it has the legal capacity to enter into this Agreement.

(3)  Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facilities in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(4)  Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(5)  Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

(6)  Except to the extent recovered by the Agent from a Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s negligence or wilful misconduct.

(7)  Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

14.15	Rights of Agent

(1)  In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from a Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2)  The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by a Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for a Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3)  Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4)  The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest $1,000 in Canadian Dollars or United States Dollars, as the case may be.

14.16	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

14.17	Non-Funding Lenders

(1)  Each Non-Funding Lender shall, unless such Lender has provided notice to the Agent prior to the date of this Agreement that it is not permitted to do so or has become subject to a Bail-in Action (collectively, a “prohibited Lender”), be required to provide to the Agent (A) cash or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender’s Proportionate Share of the face amount of outstanding Letters of Credit, and (B) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrowers. Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 12.11. Notwithstanding anything in this Agreement to the contrary, so long as there is a Non-Funding Lender it shall be within the sole and joint determination of the Issuing Lender as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit. Should a Non-Funding Lender be a prohibited Lender, each of the other Revolver/Swing Line Lenders agree that they shall, at no time to exceed their respective Revolver/Swing Line Facility Commitment, increase the Proportionate Share of their funding obligations under outstanding Letters of Credit in an amount equal to the cash or Cash Equivalents (the “Cash Amount”) that were required, but were not, posted by the Non-Funding Lender. In the event that the Revolving Facility Commitment is drawn in an amount that does not allow the applicable Revolver/Swing Line Lenders to increase their Proportionate Share of their funding obligations under outstanding Letters of Credit in an amount sufficient equal to the Cash Amount, the Borrowers shall provide to the Agent cash or Cash Equivalents in an amount equal to the Cash Amount. For certainty, the provisions contained herein pertaining to a prohibited Lender shall not exonerate or release such Non-Funding Lender from any of its obligations hereunder and should any Lender fund an amount that should have been funded by the Non-Funding Lender, the other Lenders shall have recourse against the Non-Funding Lender to the extent of the amount that they have funded beyond that which they would have been obliged to fund but for the Non-Funding Lender.

(2)   Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Non-Funding Lender and received and deposited by Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(3)   The Agent shall be entitled to set off any Non-Funding Lender’s Proportionate Share of all payments received from a Borrower against such Non-Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Credit Documents. The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by Agent (A) first, to reimburse (I) the Agent for any amounts owing to it by the Non-Funding Lender pursuant to any Credit Document, and then to reimburse (II) the Issuing Lender for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Proportionate Share of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower and (II), second, to maintain cash collateral for a Non-Funding Lender’s Proportionate Share of reimbursement obligations for Letters of Credit, and (D) fourth, at the Agent’s discretion, to fund from time to time the Non-Funding Lender’s Proportionate Share of Advances under the Revolver Facility Commitment.

(4)   For certainty, a Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Credit Documents provided that any waiver, amendment or modification that requires the consent of either the Majority Lenders or all of the Lenders shall require the consent of the Non-Funding Lender if the Non-Funding Lender would be treated differently than the other Lenders in a material manner. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non-Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to Agent, and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.

14.18	Cash Management Agreements and Hedge Arrangements

No Cash Management Bank or Hedge Bank that obtains the benefit of any guarantee or any Property by virtue of the provisions hereof or of any guarantee or any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Documents or otherwise in respect of the Property (including the release or impairment of any Property) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Article XIV to the contrary, the Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Cash Management Agreements and Hedge Arrangements unless the Agent has received written notice of such Obligations, together with such supporting documentation as the Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

14.19	Erroneous Payments

(a)

If the Agent (x) notifies a Lender or Issuing Lender, or any Person (and each of their respective successors and assigns) who has received funds on behalf of a Lender or Issuing Lender (any such Lender or Issuing Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole reasonable discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Agent) received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof) (provided, that, without limiting any other rights or remedies (whether at law or in equity), the Agent may not make any such demand under this clause (a) with respect to an Erroneous Payment unless such demand is made within five (5) Business Days of the date of receipt of such Erroneous Payment by the applicable Payment Recipient), such Erroneous Payment shall at all times remain the property of the Agent pending its return or repayment as contemplated below in this Section 14.19 and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Agent may, in its sole discretion, specify in writing), return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of interbank interest and a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)

Without limiting immediately preceding Section 14.19(a), each Lender or any Person who has received funds on behalf of a Lender, hereby further agrees that if it receives an Erroneous Payment from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)

it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)

such Lender shall (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 14.19(b).

For the avoidance of doubt, the failure to deliver a notice to the Agent pursuant to this Section 14.19(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 14.19(a) or on whether or not an Erroneous Payment has been made.

(c)

Each Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Credit Document, or otherwise payable or distributable by the Agent to such Lender under any Credit Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Agent has demanded to be returned under immediately preceding Section 14.19(a).

(d)

(i)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Accommodations (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Accommodations (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance)), and is hereby (together with the Borrowers) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an approved electronic platform as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any documents evidencing such Accommodations to the Borrowers or the Agent (but the failure of such Person to deliver any such documents shall not affect the effectiveness of the foregoing assignment), (B) the Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Agent and the Borrowers shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Agent will reflect in the register its ownership interest in the Accommodations subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)

Subject to Section 16.02 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrowers or otherwise)), the Agent may, in its discretion, sell any Accommodations acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Accommodation (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Agent on or with respect to any such Accommodations acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Accommodations are then owned by the Agent) and (y) may, in the sole discretion of the Agent, be reduced by any amount specified by the Agent in writing to the applicable Lender from time to time.

(e)

The parties hereto agree that (x) irrespective of whether the Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender, as the case may be) under the Credit Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Obligations under the Credit Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Credit Facilities that have been assigned to the Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Obligors; provided that this Section 14.19 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrowers relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrowers for the purpose of making such Erroneous Payment.”

(f)

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)

Each party’s obligations, agreements and waivers under this Section 14.19 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

ARTICLE 15 – TAXES, CHANGE OF CIRCUMSTANCES AND TAXES

15.01	Change in Law

In the event of any change after the date hereof in any Applicable Law (a “Change in Law”) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof which now or hereafter (a) subjects any Lender to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by any Obligor to such Lender under any Credit Document (except for Taxes on the overall net income or net capital of such Lender); (b) imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of any Lender; or (c) imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirements in respect of any Advances or Lender’s Commitments hereunder or any other condition with respect to any Credit Document, and the result of any of the foregoing shall be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by such Lender hereunder or its effective return hereunder in respect of making, maintaining or funding its participation in such Advance under the Credit Facilities, such Lender shall determine that amount of money which shall compensate such Lender for such increase in cost or reduction in income or return (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 15.01 the Lender shall promptly so notify the applicable Obligor and the Agent. The Lender shall provide to the applicable Obligor and the Agent a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The applicable Obligor shall pay to the Lender within ten (10) Business Days of the giving of such notice such Lender’s Additional Compensation calculated to the date of such notification. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 15.01 are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation. Notwithstanding anything contained in this Agreement to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy and/or liquidity promulgated by the Bank for International Settlements and/or a Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority) shall, in each case, be deemed a “Change in Law” regardless of the date enacted, adopted, applied or issued.

15.02	Prepayment of Rateable Portion

Notwithstanding the provisions hereof, if a Lender gives the notice provided for in Section 15.01 with respect to any Advance (an “Affected Loan”), a Borrower may, upon ten (10) Business Days’ notice to that effect given to such Lender and to the Agent (which notice shall be irrevocable), prepay in full without penalty such Lender’s Proportionate Share of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment and such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to such Borrower under this Agreement shall terminate.

15.03	Illegality

If after the date hereof the adoption of any Applicable Law or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction

(whether or not having the force of law) of any such authority, central bank or comparable agency or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain an Advance under the Credit Facilities or to give effect to its obligations in respect of such an Advance, such Lender may, by written notice thereof to the applicable Borrower and to the Agent declare its obligations under this Agreement to be terminated whereupon the same shall forthwith terminate, and such Borrower shall prepay within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed) the principal of such Advance together with accrued interest, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Advance or any part thereof on other than the last day of the applicable Interest Period. If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Obligors hereunder, such Lender shall only declare its obligations under that portion so terminated.

If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Advances whose interest is determined by reference to SOFR or Term SOFR, or to determine or charge interest rates based upon SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (through the Agent), (a) any obligation of such Lender to make or continue SOFR Advances or to convert US Base Rate Advances to SOFR Advances shall be suspended, and (b) if such notice asserts the illegality of such Lender making or maintaining US Base Rate Advances the interest rate on which is determined by reference to the Term SOFR component of the US Base Rate, the interest rate on which US Base Rate Advances of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Term SOFR component of the US Base Rate, in each case until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if applicable, convert all SOFR Advances of such Lender to US Base Rate Advances (the interest rate on which US Base Rate Advances of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Term SOFR component of the US Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such SOFR Advance to such day, or immediately, if such Lender may not lawfully continue to maintain such SOFR Advance and (ii) if such notice asserts the illegality of such Lender determining or charging interest rates based upon SOFR, the Agent shall during the period of such suspension compute the US Base Rate applicable to such Lender without reference to the Term SOFR component thereof until the Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending

Office to make, maintain or fund Advances whose interest is determined by reference to Adjusted Term CORRA, or to determine or charge interest rates based upon Adjusted Term CORRA, then, upon notice thereof by such Lender to the Borrower (through the Agent), (a) any obligation of such Lender to make or continue Term CORRA Advances or to convert Prime Rate Advances to Term CORRA Advances shall be suspended, and (b) if such notice asserts the illegality of such Lender making or maintaining Prime Rate Advances the interest rate on which is determined by reference to the Adjusted Term CORRA component of the Prime Rate, the interest rate on which Prime Rate Advances of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term CORRA component of the Prime Rate, in each case until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if applicable, convert all Adjusted Term CORRA of such Lender to Prime Rate Advances (the interest rate on which Prime Rate Advances of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term CORRA component of the Prime Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Term CORRA Advance to such day, or immediately, if such Lender may not lawfully continue to maintain such Term CORRA Advance and (ii) if such notice asserts the illegality of such Lender determining or charging interest rates based upon Adjusted Term CORRA, the Agent shall during the period of such suspension compute the Prime Rate applicable to such Lender without reference to the Adjusted Term CORRA component thereof until the Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon Adjusted Term CORRA. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

15.04	Taxes

All payments to be made to the Agent or the Lenders pursuant to the Credit Documents shall be made free and clear of, and without reduction for or on account of, any present or future Taxes; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Credit Document (except Taxes imposed on the net income or capital of such person), the amount so payable to the Agent or such Lender shall be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed on any additional amounts payable under this subsection), interest or any such other amount payable under such Credit Document at the rate or in the amount specified in such Credit Document. If a payment to a Lender under any Credit Document would be subject to US federal withholding Tax imposed by FATCA if such Lender fails to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the applicable Borrower and the Agent such documentation reasonably requested by such Borrower (or the Agent) sufficient for such Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such applicable reporting requirements. The Obligors shall be fully liable and responsible for and shall, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, stamp, use, goods and services, Taxes payable under the laws of Canada, any Province of Canada, the United States of America, any

State of the United States of America or any other country or jurisdiction with respect to any and all goods and services made available under the Credit Documents to any Obligor by the Agent and the Lenders but not including any Taxes on the overall net income or net capital of the Agent and the Lenders. Whenever any Taxes are payable by an Obligor, as promptly as possible thereafter it shall send to the Agent, for the account of the Agent and each affected lender, a certified copy of an original official receipt showing payment of such Taxes. If an Obligor fails to pay any Taxes when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors shall indemnify and save harmless the Agent and the Lenders from any incremental Taxes, interest, penalties or other liabilities that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure. A certificate of the Agent or any Lender as to the amount of any such Taxes, interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties shall be, absent manifest error, prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be. As of the date of this Agreement, each Lender confirms that it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

ARTICLE 16 – SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

16.01	Successors and Assigns

(1)  The Credit Documents shall be binding upon and enure to the benefit of the Agent, each Lender, the Borrowers and their successors and assigns, except that the Borrowers shall not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of all of the Lenders and none of the Lenders shall assign any of their rights and obligations under this Agreement or any of the other Credit Documents except in accordance with this Agreement.

(2)  The Borrowers hereby consent to the disclosure of any Information to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the Information confidential as required pursuant to Section 17.01 hereof and to return such Information if it does not become a Lender or a participant.

(3)  Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s). Each such assignment shall, prior to the occurrence and continuance of an Event of Default, be in a principal amount of not less than the lesser of the entire amount of such Lender’s interest, or $5,000,000; provided, however, there shall be no minimum assignment amount (i) following the occurrence and continuance of an Event of Default, or (ii) in respect of an assignment from one Lender to any other Lender or to any Affiliate of any other Lender, and each Lender shall be entitled to hold and assign interests of less than $5,000,000 if the total Commitments held by such Lenders and Affiliates of such Lender are equal to or greater than $5,000,000. The determination of the Commitments of a Lender under this Section 16.01(3) shall be made as of the effective date of the Assignment Agreement relating to any assignment.

(4)  Except as otherwise specifically provided herein, each Lender agrees that it shall not assign all or any portion of its rights under this Agreement including, without limitation, any portion of its Commitment without ten (10) Business Days prior notice to the Agent.

(5)  A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to a Borrower.

16.02	Assignments

(1)  Subject to Section 16.01 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments), provided that, prior to the occurrence and continuance of an Event of Default, an assignee of all or part of a Commitment shall not be a non-resident of Canada within the meaning of the Income Tax Act (Canada) nor shall it be a competitor, supplier or customer of either Borrower or any Affiliate of a competitor, supplier or customer of either Borrower and further provided shall not be an Affected Financial Institution without the consent of the Borrowers, such consent not to be unreasonably withheld. There shall be no restrictions on assignments following the occurrence and during the continuance of an Event of Default. The parties to each such assignment shall execute and deliver to the Agent an Assignment Agreement and the Agent shall deliver such Assignment Agreement to the Borrowers. The assignor shall pay a processing and recording fee of $3,500 to the Agent. After such execution, delivery, acknowledgement and recording (i) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

(2)  The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement.

(3)  The Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit Facilities of each Lender from time to time (the “Register”). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error. The Borrowers, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register shall be available for inspection by the Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4)  Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrowers, the Agent shall, if the Assignment Agreement has been completed and is in the required form as specified in Schedule G hereto, with such immaterial changes as are acceptable to the Agent:

(a)	acknowledge the Assignment Agreement;

(b)	record the information contained therein in the Register; and

(c)	give prompt notice thereof to the Borrowers and the other Lenders, and provide them with an updated version of Schedule A.

(5)  Notwithstanding anything to the contrary set forth above:

(a)

the Borrowers’ consent to an assignment shall not be required: (i) at any time following the occurrence and during the continuance of an Event of Default, or (ii) to a Lender or an Affiliate of a Lender;

(b)

the Borrowers shall be deemed to have consented to an assignment by a Lender of all or a portion of its rights and obligations under this Agreement if the Borrowers have not replied within five (5) days of being notified of the intended assignment and request for their approval; and

(c)

any Lender may (without requesting the consent of the Borrowers or the Agent) pledge its Advances to the Bank of Canada or to a Federal Reserve Bank, as the case may be, in support of borrowings made by such Lender from the Bank of Canada or such Federal Reserve Bank, as the case may be.

16.03	Participations

Each Lender may (subject to the provisions of Section 16.01) sell participation to one or more banks, financial institutions or other Persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment), but the participant shall not become a Lender and:

(a)	the Lender’s obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

(b)	the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c)	the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement; and

(d)	no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

ARTICLE 17 – GENERAL

17.01	Exchange and Confidentiality of Information

(1)  The Borrowers agree that the Agent and each Lender may provide each other and any assignee or participant pursuant to Sections 16.02 and 16.03 with any information concerning the financial condition, Property and operation of the Obligors, provided that each such participant agrees in writing to keep the Information confidential as required pursuant to this Section 17.01 as if such participant was a Lender.

(2)  Each of the Agent and the Lenders acknowledge the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrowers pursuant hereto (the “Information”) and agree to use all reasonable efforts to prevent the disclosure thereof provided, however, that:

(a)

they may disclose all or any part of the Information if, in their opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceeding; and

(b)	they shall incur no liability in respect of any disclosure of Information to any, or pursuant to the requirements of any, judicial authority, law enforcement agency or taxation authority.

(3)  The Agent shall endeavour to provide notice to the Borrowers, unless prohibited by law from doing so, of any requirement that it deliver information pursuant to this Section 17.01. The Agent shall have no liability whatsoever to the Borrowers in respect to its failure to provide such notice.

17.02	Nature of Obligations under this Agreement

(1)  The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrowers of any of their respective obligations hereunder.

(2)  Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

17.03	Notice

Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by courier or personal delivery) the same at the addresses set out below (or with respect to any assignee pursuant to Section 16.02, to the address provided by such assignee to the Borrowers and the Agent in connection with the applicable transfer or assignment to such Assignee) or by sending the same by prepaid registered mail to the parties at such addresses or by electronic communication to the parties at the email addresses set out below (or with respect to any Assignee pursuant to Section 16.02, to the email address provided by such Assignee to the

Borrowers and the Agent in connection with the applicable transfer or assignment to such Assignee):

To the Borrowers and to the Obligors:

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba R3H 1A6

Attention: Executive Vice President & Chief Financial Officer

Email: [Redacted]

(a) For Drawdowns, Rollovers , Conversions and Repayments:

The Toronto-Dominion Bank, as Agent

TD North Tower

77 King Street West, 26th Floor

Toronto, Ontario M5K 1A2

Attention: Vice President, Loan Syndications-Agency

Email: [Redacted]

(b) For All Other Notices:

The Toronto-Dominion Bank, as Agent

TD Bank Tower

66 Wellington Street, 9th Floor

Toronto, Ontario M5K 1A2

Attention: Vice President, Loan Syndications-Agency

Email: [Redacted]

Any notice so mailed shall be deemed to have been received on the fifth Business Day next following the registered mailing of such notice, provided that postal service is in normal operation during such time. Any notice delivered by courier or personal delivery shall be deemed to have been received on the Business Day that it was delivered. Any electronic communication notice shall be deemed to have been received on delivery if sent by any party to this Agreement before 4:00 p.m. Toronto time on a Business Day and, if not, on the next Business Day following delivery. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its address or email address which after such notification, until changed by like notice, shall be the address or email address, as the case may be, of such party for all purposes of this Agreement.

17.04	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property of a Borrower may be found.

17.05	Judgement Currency

(1)  If for the purpose of obtaining or enforcing judgement against a Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 17.05 referred to as the “Judgement Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Manitoba or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)

the date on which the judgement is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 17.05(1)(b) being hereinafter in this Section 17.05 referred to as the “Judgement Conversion Date”).

(2)  If, in the case of any proceeding in the court of any jurisdiction referred to in Section 17.05(1)(b), there is a change in the rate of exchange prevailing between the Judgement Conversion Date and the date of actual payment of the amount due, the applicable Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgement Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgement Currency stipulated in the judgement or judicial order at the rate of exchange prevailing on the Judgement Conversion Date.

(3)  Any amount due from a Borrower under the provisions of Section 17.05(2) shall be due as a separate debt and shall not be affected by judgement being obtained for any other amounts due under or in respect of this Agreement.

(4)  The term “rate of exchange” in this Section 17.05 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgement Currency published or quoted by the Bank of Canada for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgement Currency.

17.06	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agent and their respective permitted successors and permitted assigns.

17.07	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

17.08	Whole Agreement

This Agreement together with all other Credit Documents constitute the entire agreement between the parties to this Agreement with respect to the Credit Facilities and the other matters contemplated in this Agreement as of the date of this Agreement, and supersedes all other negotiations and discussions, whether oral or written, with respect to the Credit Facilities.

17.09	Further Assurances

The Borrowers, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the Credit Documents or of any of the agreements provided for hereunder to which it is a party. Each Borrower, at its expense, shall promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrowers hereunder or more fully to state the obligations of the Borrowers as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

17.10	Waiver of Jury Trial

EACH BORROWER HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE AGENT, ANY LENDER OR THE BORROWER. EACH BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT.

17.11	Consent to Jurisdiction

(1)  The Borrowers irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Manitoba and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. The Borrowers hereby irrevocably waive, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

(2)  The Borrowers hereby irrevocably consent to the service of any and all process in such action or proceeding by the delivery of such process to the Borrowers at the address provided in accordance with Section 17.03.

17.12	Time of the Essence

Time shall be of the essence of this Agreement.

17.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

17.14	Delivery by Facsimile or PDF Transmission

This Agreement may be executed and delivered by facsimile transmission or pdf transmission and each of the parties hereto may rely on such facsimile signature or pdf signature as though such facsimile signature or pdf signature were an original signature.

17.15	Anti-Money Laundering Legislation

(1)  The Borrowers and Obligors acknowledge that, pursuant to AML Legislation, the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrowers and each Obligor, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Obligor, and the transactions contemplated hereby. The Borrowers and Obligors shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(2)  If the Agent has ascertained the identity of the Borrowers, the Obligors or any authorized signatories of the Borrowers and Obligors for the purposes of applicable AML Legislation, then the Agent:

(a)

shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrowers, the Obligors or any authorized signatories of the Borrowers and Obligors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrowers, the Obligors or any such authorized signatory in doing so.

17.16	USA Patriot Act

Each Lender that is subject to the Patriot Act and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers and Obligors that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies such Persons, which information includes the name, address and tax identification number of each such Persons and other information that will allow such Lender or the Agent, as applicable, to identify such Persons in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lenders subject to the Patriot Act and the Agent.

17.17	Acknowledgement Regarding Any Supported QFC

To the extent that the Credit Documents provide support, through a guarantee or otherwise, for any Hedge Arrangement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)	As used in this Section 17.17, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

17.18 Acknowledgement and Consent to Bail-In of Affected Financial Institution

Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)  the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)  the effects of any Bail-In Action on any such liability, including, if applicable:

 (i)   a reduction in full or in part or cancellation of any such liability;

 (ii)  a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

 (iii)  the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

[The balance of this page is intentionally left blank. The signature pages follow.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWERS:

THE BOYD GROUP INC.

By:	/s/ Jeff Murray
Name: Jeff Murray
Title: Executive Vice-President

By:	/s/ Peter Toni
Name: Peter Toni
Title: Assistant Secretary

THE BOYD GROUP (U.S.) INC.

	By:	/s/ Jeff Murray
Name: Jeff Murray
Title: Executive Vice-President

	By:	/s/ Peter Toni
Name: Peter Toni
Title: Assistant Secretary

OBLIGORS:

BOYD GROUP SERVICES INC.
	By:	/s/ Jeff Murray
Name: Jeff Murray
Title: Executive Vice-President

	By:	/s/ Peter Toni
Name: Peter Toni
Title: Assistant Secretary

AMPB Acquisition Corp., Auto Glass Only, LLC, Cars Collision Center, L.L.C., Collision Service Repair Center, Inc., Gerber Collision & Glass (Kansas), Inc., Gerber Collision (Colorado) Inc., Gerber Collision (Northeast), Inc., Gerber National Claim Services, LLC, Gerber Glass (District 2), LLC, Gerber Glass (District 3), LLC, Gerber Glass (District 4), LLC, Gerber Glass (District 5), LLC, Gerber Glass (District 6), LLC, Gerber Glass (District 7), LLC, Glass America (California), LLC, Gerber Glass Holdings Inc., Gerber Glass, LLC, Gerber Payroll Services, Inc., Gerber Real Estate, Inc., Glass America Alabama LLC, Glass America Illinois LLC, Glass America Kentucky LLC, Glass America LLC, Glass America Maryland LLC, Glass America Massachusetts LLC, Glass America Michigan LLC, Glass America Midwest Lindenhurst LLC, Glass America Midwest LLC, Glass America Midwest North Canton LLC, Glass America Missouri LLC, Glass America New York LLC, Glass America Ohio LLC, Glass America Southeast LLC, Glass America Texas LLC, Glass America Vermont LLC, Glass America Virginia LLC, Hansen Collision, Inc., Hansen Leasing, Inc., Hansen Auto Glass, LLC, Kingswood Collision, Inc., Master Collision Repair, Inc., S & L Auto Glass, LLC, Service Collision Center (Georgia), Inc., Service Collision Center (Oklahoma) Inc., The Gerber Group, Inc., True2Form Collision Repair Centers, Inc., True2Form Collision Repair Centers, LLC, Collision Revision, Inc., Collex Collision Experts, Inc., Gerber Collision (Idaho/Hawaii), Inc., Gerber Collision (Louisiana), Inc. Champ’s Holding Company, L.L.C., Gerber Collision (Utah), Inc., Gerber Collision (Oregon), Inc., Assured Automotive (2017) Inc., Gerber Collision (Midwest) Inc., Gerber Collision (Texas), Inc., Gerber Collision (Tennessee), Inc., Gerber Collision (California), Inc., Gerber Collision (NY), Inc., Carubba Collision Corp., Mobile Auto Solutions (2021), Inc., Mobile Auto Solutions (Canada) Inc., Blacksmith Technologies Inc., Collision Works of Oklahoma, LLC, Collision Works Holdings II, LLC, Collision Works Real Estate Holdings, LLC, Collision Works of Kansas, LLC, Collision Works of Tulsa, LLC and Hail Works, LLC

By:	/s/ Jeff Murray
Name: Jeff Murray
Title: Vice President of each Company

AGENT and LENDERS:

THE TORONTO-DOMINION BANK, as Lender, Canadian Swing Line Lender, Co-Lead Arranger and Joint Bookrunner

By:	/s/ Stephen Graham
Stephen Graham, Director

By:	/s/ Brady Bouchard
Brady Bouchard, Director Credit Execution

THE TORONTO-DOMINION BANK, as Agent

By:	/s/ Neda Heidarpour
Neda Heidarpour VP, Loan Syndications – Agency

TD BANK, N.A. as Term Facility Lender

Per:	/s/ Nicholas Rizzo
Name: Nicholas Rizzo
Title: Vice President

BANK OF AMERICA, N.A. as US Swing Line Lender

Per:	/s/ Patrick McGee
Name: Patrick McGee
Title: Vice President

THE BANK OF NOVA SCOTIA as Lender and Co-Documentation Agent

Per:	/s/ Song Han
Name: Song Han
Title: Associate Director, Execution, National Accounts

Per:	/s/ Ngan Thai
Name: Ngan Thai
Title: Director & Group Lead, National Accounts

NATIONAL BANK OF CANADA as Lender, Co-Documentation Agent, Co-Lead Arranger and Joint Bookrunner

Per:	/s/ Tommy Sitaridis
Name: Tommy Sitaridis
Title: Vice-President

Per:	/s/ Manny Deol
Name: Manny Deol
Title: Managing Director

ROYAL BANK OF CANADA as Lender, Co-Documentation Agent, Co-Lead Arranger and Joint Bookrunner

Per:	/s/ Michael Santana-Mondo
Name: Michael Santana-Mondo
Title: Authorized Signatory

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per:	/s/ Jeff McInenly
Name: Jeff McInenly
Title: Executive Director

Per:	/s/ Melodie Meleskie
Name: Melodie Meleskie
Title: Director

BANK OF AMERICA, N.A., Canada Branch as Lender and Syndication Agent

Per:	/s/ Patrick McGee
Name: Patrick McGee
Title: Vice President

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Revolver Facility	Canadian Swing Line Facility	US Swing Line Facility	Term Facility*	Total Commitments

The Toronto-Dominion Bank	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Bank of America, N.A., Canada Branch	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Bank of America, N.A.	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

TD Bank, N.A.	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

AGGREGATE LENDERS’ TOTAL COMMITMENTS	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

* The Term Facility Commitment has been and shall be reduced by the principal amount of any principal payment made on the Term Facility.

SCHEDULE B

NOTICE OF REQUEST FOR ADVANCE

TO:	THE TORONTO-DOMINION BANK, as Agent]

FROM:	[THE BOYD GROUP INC./THE BOYD GROUP (U.S.) INC.]

DATE:	•

1.

This Notice of Request for Advance is delivered to you, as Agent, pursuant to the Agreement dated December 9, 2025, among, inter alia, The Boyd Group Inc. and The Boyd Group (U.S.) Inc., as borrowers (the “Borrowers”), the Agent and the Lenders specified therein, as amended and restated, amended, modified, supplemented, restated or replaced from time to time (the “Agreement”). All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

2.	The undersigned Borrower hereby requests an Advance as follows:

(a)	Date of Advance:

(b)	Applicable Credit:

Revolver Facility (Canadian Tranche)

Revolver Facility (US Tranche)

Term Facility

(c) Aggregate amount of Advances	CDN.$

US$

(d) Type and amount of Advances

(i) Prime Rate Advance:	CDN.$

(ii) US Base Rate Advance:	US$

(iii) US Prime Rate Advance:	US$

(iv) SOFR Advance (initial Interest Period ●):	US$

(v) Term CORRA Advance (initial Interest Period ●):	CDN.$

(vi) Term Loan Advance:	US$

3.	The undersigned Borrower certifies that:

(a)  the representations and warranties of each of the Borrowers contained in the Credit Documents are true and correct as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of the date hereof;

(b)  each of the Borrowers has fulfilled and complied with all covenants contained in the Credit Documents to be performed or caused to be performed by it on or prior to the date hereof; and

(c)  no Pending Event of Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the issue of the aforementioned Advances.

Yours truly,

THE BOYD GROUP INC.

By:
Title

By:
Title

THE BOYD GROUP (U.S.) INC.

By:
Title

By:
Title

SCHEDULE B-1

US SWING LINE NOTICE

TO:	BANK OF AMERICA, N.A., as US Swing Line Lender

FROM:	THE BOYD GROUP (U.S.) INC.

DATE:	•

1.

This notice of request for Advance is delivered to you, as Agent, pursuant to the Agreement dated December 9, 2025, among, inter alia, The Boyd Group Inc. and The Boyd Group (U.S.) Inc., as borrowers (the “Borrowers”), the Agent and the Lenders specified therein, as amended and restated, amended, modified, supplemented, restated or replaced from time to time (the “Agreement”). All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

2.	The undersigned Borrower hereby requests an Advance as follows:

(a) Date of Advance:

(b) Aggregate amount of Advance	US$

(c) Type and amount of Advance

(i) US Prime Rate Advance:	US$

(ii) SOFR Advance:	US$

4.	The undersigned Borrower certifies that:

(a)  the representations and warranties of each of the Borrowers contained in the Credit Documents are true and correct as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of the date hereof;

(b)  each of the Borrowers has fulfilled and complied with all covenants contained in the Credit Documents to be performed or caused to be performed by it on or prior to the date hereof; and

(c)  no Pending Event of Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the issue of the aforementioned Advances.

Yours truly,

THE BOYD GROUP (U.S.) INC.

By:
Title

By:
Title

SCHEDULE C

CONVERSION NOTICE / ROLLOVER NOTICE / REPAYMENT NOTICE

TO:	[THE TORONTO-DOMINION BANK / BANK OF AMERICA, N.A.]
[Address]

FROM:	THE BOYD GROUP INC./THE BOYD GROUP (U.S.) INC. (the “Borrower”)

DATE:	●

1.  This [Conversion Notice / Rollover Notice / Repayment Notice] is delivered to you, as Agent, pursuant to the Agreement made December 9, 2025, between, inter alia, the Borrowers, The Toronto-Dominion Bank, in its capacity as the administrative agent for the Lenders and the Term Facility Lenders, and the financial institutions from time to time parties thereto as Lenders, as amended to the date hereof (the “Agreement”). All capitalized terms used but not otherwise defined in this Conversion Notice have the same meaning attributed thereto in the Agreement.

2.  The Borrower hereby requests a [Conversion / Rollover / repayment] under the • Facility as follows:

(a) Type and amount of each Advance to be [converted / subject to a Rollover / repaid] (check appropriate boxes):

Amount

( ) Prime Rate Advance	CDN.$

( ) US Base Rate Advance	US$

( ) US Prime Rate Advance	US$

( ) Term CORRA Advance:

	Amount	Term in Months	Rollover Amount

	CDN.$		CDN.$

( ) SOFR Advance
	Amount	Term in Months	Rollover Amount

	US$	US$

( ) Term Loan Advance		US$

(b)	Type and amount of each Advance resulting from the [Conversion / Rollover / repayment] (check appropriate boxes):

Amount

( ) Prime Rate Advance	CDN.$

( ) US Base Rate Advance	US$

( ) US Prime Rate Advance	US$

( ) Term CORRA Advance:

	Amount	Term in Months	Rollover Amount

	CDN.$		CDN.$

( ) SOFR Advance
	Amount	Term in Months	Rollover Amount

	US$		US$

( ) Term Loan Advance			US$

3.	The Borrower certifies that:

(a)

the representations and warranties of each of the Borrowers contained in the Credit Documents are true and correct as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of the date hereof;

(b)	each of the Borrowers has fulfilled and complied with all covenants contained in the Credit Documents to be performed or caused to be performed by it on or prior to the date hereof; and

(c)	no Pending Event of Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the aforementioned [Conversion / Rollover / repayment].

Yours truly,

SCHEDULE D

FORM OF ISSUE NOTICE

[The Toronto-Dominion Bank, as Canadian Swing Line Lender]

[Address

Attention:  ●]

[Bank of America, N.A, as US Swing Line Lender]

[Address

Attention:  ●]

Dear Sirs:

The undersigned Borrower refers to the Agreement dated December 9, 2025 among, inter alia, The Boyd Group Inc. and The Boyd Group (U.S.) Inc., as Borrowers, the Agent and the Lenders specified therein, as amended and restated, amended, modified, supplemented, restated or replaced from time to time (the “Agreement”), and hereby gives you notice pursuant to Section 2.11 of the Agreement that the undersigned Borrower hereby requests an Issue under the Agreement, and in that connection sets forth below the information relating to such Issue (the “Proposed Issue”) as required by Section 2.11 of the Agreement. All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

(a)  The Business Day of the Proposed Issue is • , •.

(b)  The type of Letter is •.

(c)  The aggregate Face Amount and currency of the Letter is [insert amount and currency].

(d)  The expiration date of the Letter is •.

(e)  The name and address of the Beneficiary of the Letter is •. [The purpose of the Letter is •.]

(f)  The undersigned Borrower certifies that:

(i)

the representations and warranties of each of the Borrowers contained in the Credit Documents are true and correct as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of the date hereof;

(ii)	each of the Borrowers has fulfilled and complied with all covenants contained in the Credit Documents to be performed or caused to be performed by it on or prior to the date hereof; and

(iii)	no Pending Event of Default or Event of Default has occurred and is continuing nor will any such event occur as a result of the issue of the aforementioned Letter.

Yours truly,

SCHEDULE E

FORM OF COMPLIANCE CERTIFICATE

TO:	The Toronto-Dominion Bank, as Agent

TD Bank Tower

66 Wellington Street West, ninth Floor

Toronto, Ontario M5K 1A2

Attention: Vice President, Loan Syndications-Agency

Email: [Redacted]

Attention: Assistant Vice-President National Accounts

Re:	The Boyd Group Inc. and The Boyd Group (U.S.) Inc.

The Compliance Certificate is delivered to you, as Agent, pursuant to the Agreement made December 9, 2025, between, inter alia, the Borrowers, The Toronto-Dominion Bank, in its capacity as the administrative agent for the Lenders and Term Facility Lenders, and the financial institutions from time to time parties thereto as Lenders, as amended to the date hereof (the “Agreement”). All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

I am the duly appointed Chief Financial Officer of the Borrower and as such I am providing this certificate for and on behalf of the Borrowers pursuant to Section 10.02 and 10.03(3) of the Agreement. I am familiar with and have examined the provisions of the Agreement.

The undersigned hereby certifies in my capacity as Chief Financial Officer of The Boyd Group Inc. and The Boyd Group (U.S.) Inc., and not in my personal capacity, as follows:

(1)

Senior Funded Debt to Adjusted EBITDA Ratio. The Borrowers, on a Restricted Basis, will ensure that at all times, their Senior Funded Debt to Adjusted EBITDA Ratio is not, in respect to the preceding Four Quarter Period greater than 3.50:1; provided that in order to facilitate a Material Acquisition, the Senior Funded Debt to Adjusted EBITDA Ratio may be increased to no greater than 4.00:1, for the four fiscal quarters following the completion of the Material Acquisition and thereafter shall revert to 3.50:1; and

(2)

Interest Coverage Ratio. The Borrowers, on a Restricted Basis, will ensure that at all times, their Interest Coverage Ratio, is not, in respect to the immediately preceding Four Quarter Period less than 2.75:1.

Each of the calculations in the attachments hereto demonstrates compliance with the relevant financial tests listed above and the Total Funded Debt to Adjusted EBITDA Ratio as at, or for the relevant period ending on           ,    .

(3)	In addition to the financial tests, the Borrowers and the Obligors were in compliance with all covenants set out in the Agreement for the period ending on .

Certain additional compliance items referred to in the Agreement for the Period or as of the end of the Period were as follows (detailed calculations to be provided upon request):

(4)

Additional Compliance Terms	Actual Amount
10.04 (22): US Bank Accounts not to exceed US$25,000,000	US$_______________

(5)  Minimum Consolidated Assets and EBITDA. The aggregate balance sheet value of the Property charged by the Security will always be at least 80% of the consolidated assets of BGSI.

The aggregate EBITDA of the Borrowers and Guarantors who have granted Security to the Agent will always be at least 80% of BGSI’s consolidated EBITDA.

Asset Test:

Consolidated assets of BGSI (excluding assets of entities who are not Borrowers and Guarantors)

Divided By

Consolidated assets of BGSI (including assets of entities who are not Borrowers and Guarantors)

=     = _____%

EBITDA Test

Consolidated EBITDA of BGSI (excluding consolidated EBITDA of entities who are not Borrowers and Guarantors)

Divided By

Consolidated EBITDA of BGSI (including consolidated EBITDA of entities who are not Borrowers and Guarantors )

=      = ____%

(6) Based on the Total Funded Debt to Adjusted EBITDA Ratio for the Fiscal Quarter ending • the Applicable Margin to become effective on • is:

Level	Total Funded Debt to Adjusted EBITDA Ratio	Prime Rate Margin, US Prime Rate Margin and US Base Rate Margin	Term CORRA Margin, SOFR Margin and Letter of Credit Fee Rate	Commitment Fee Rate

I	[Redacted]	[Redacted]	[Redacted]	[Redacted]

II	[Redacted]	[Redacted]	[Redacted]	[Redacted]

III	[Redacted]	[Redacted]	[Redacted]	[Redacted]

IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]

V	[Redacted]	[Redacted]	[Redacted]	[Redacted]

The undersigned confirms on behalf of the Obligors that the representations and warranties contained in Article Nine of the Agreement are true and correct as if made on the date hereof subject to modification in accordance with Section 9.02 of the Agreement.

To the best of my knowledge, information, belief, and after due inquiry, no Pending Event of Default or Event of Default has occurred and is continuing as of the date hereof.

DATED this     day of        ,    .

Chief Financial Officer

The Boyd Group Inc. and

The Boyd Group (U.S.) Inc.

SCHEDULE F

Form of Accession Agreement

The undersigned refers to the Agreement dated December 9, 2025 among, inter alia, The Boyd Group Inc. and The Boyd Group (U.S.) Inc., as Borrowers, the Agent and the Lenders specified therein, as amended and restated, amended, modified, supplemented, restated or replaced from time to time (the “Agreement”). Pursuant to Section 11.07 of the Agreement, further Subsidiaries of the Borrowers shall become Obligors as parties to the Agreement. All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

     (the “New Subsidiary”) is required by the Agreement to become an Obligor.

 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  The New Subsidiary hereby acknowledges and agrees to the terms of the Agreement and agrees to be bound by all obligations of an Obligor under the Agreement as if it had been an original signatory thereto.

2.  The Lenders acknowledge that the New Subsidiary shall be an Obligor as of the date of this Agreement.

3.  The New Subsidiary confirms that it has delivered or will cause to be delivered to the Agent as security holder on behalf of the Lenders the following documents:

•	[any required corporate authorizations]

•	[any required government or other consents]

•	[a Guarantee signed by the New Subsidiary]

•	[a General Security Agreement signed by the New Subsidiary]

•	[any required other documents or evidence]

•	[any required legal opinions]

The New Subsidiary hereby represents and warrants that the representations and warranties set out in Section 9.01 of the Agreement are true as to the New Subsidiary as of the date of this Accession Agreement.

This Accession Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

This Accession Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accession Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the      day of         ,     .

THE BOYD GROUP INC.  ______________________________,

And THE BOYD GROUP (U.S.) INC.

for and on behalf of all existing     as New Subsidiary

OBLIGORS

By:	By:

Title:	Title:

THE TORONTO-DOMINION BANK, as Agent

By:

Title:

By:

Title:

SCHEDULE G

Form of Loan Transfer Agreement

THIS AGREEMENT is made the      day of        ,     .

B E T W E E N :

(hereinafter called the “Transferor”)

OF THE FIRST PART

- and -

(hereinafter called the “Transferee”)

OF THE SECOND PART

BACKGROUND

Reference is made to the Agreement dated December 9, 2025 among, inter alia, The Boyd Group Inc. and The Boyd Group (US) Inc., as Borrowers, the Agent and the Lenders specified therein, as amended and restated, amended, modified, supplemented, restated or replaced from time to time (the “Agreement”). All defined terms used, but not otherwise defined, in this notice shall have the respective meanings set forth in the Agreement.

The Transferor is a Lender under the Agreement with a [Revolver, Canadian Swing Line, US Swing Line and/or Term] Facility Commitment limit of $      . The Transferor has agreed to transfer to the Transferee     % (the “Transfer Percentage”) of its ___ [Revolver, Canadian Swing Line, US Swing Line and/or Term] Facility Commitment. The portion of the Transferor’s [Revolver, Canadian Swing Line, US Swing Line and/or Term] Facility Commitment so transferred is hereinafter called the “Transferred Participation”.

WITNESSETH THAT in consideration of the mutual covenants herein contained and other valuable consideration now paid by each party hereto, the one to the other, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Transferred Commitment

[For a transfer of a Revolver Facility Commitment] The Transferor confirms to each of the Transferee and the other parties to the Agreement that the Transferred Participation relates to the Overdraft Percentage of its Authorized Overdraft Commitment (including the corresponding percentage of each outstanding Advance under each such portion of its Overdraft Commitment) represented as of the date hereof as set out in Appendix 1 to this loan transfer agreement.

2.   Transfer

As of and from     ,      (herein called the “Effective Date”) and subject to the terms and conditions herein contained:

(a)  the Transferee assumes obligations identical to the obligations of the Transferor under the Agreement arising on or after the Effective Date in relation to the Transferred Participation (herein called the “Transferred Obligations”) and agrees to perform and be responsible for such obligations as if the Transferee were named in the Agreement as an original party in substitution for the Transferor or its predecessor in title, as applicable, in respect of the Transferred Obligations;

(b)  each of the Lenders other than the Transferor (herein called the “Other Lenders”) hereby releases and forever discharges the Transferor of and from any and all losses and expenses and obligations arising on or after the Effective Date under, by reason of, or in connection with the Transferred Obligations;

(c)  each of the Other Lenders acknowledges and agrees that, except as otherwise provided in section 3 of this loan transfer agreement, the Transferee is entitled to rights identical to the rights of the Transferor under the Agreement existing on or arising after the Effective Date in relation to the Transferred Participation (herein called the “Transferred Rights”);

(d)  the Transferor hereby releases and forever discharges each of the Other Lenders of and from any and all losses and expenses and obligations arising under, by reason of, or in connection with the Transferred Rights or the Transferred Obligations.

3.   Transitional Provisions

 Subject to the terms and conditions contained herein:

(a)  any payments due and payable by the Borrower on or before the Effective Date in respect of the Transferred Participation; and

(b)  any payments due and payable by the Borrower after the Effective Date, but payable in respect of the Transferor’s participation in any SOFR Advance or Term CORRA Advance outstanding on the Effective Date, shall be paid to the Transferor. For certainty, the Transferee acknowledges that its participation in Advances outstanding under the Credit Facilities as at the Effective Date is subject to the maturity of existing contracts on their respective maturity dates (to the extent there are Term CORRA Advances and SOFR Advances outstanding on the Effective Date), and that the Transferor’s participation in outstanding Advances will increase in proportion to its Rateable Share as such existing contracts mature.

4.	Copy to the Borrower

Each of the Transferor and Transferee hereby agree to provide a signed copy of this loan transfer agreement to the Borrowers (to be received by the Borrowers for themselves and each other Obligor) in acceptance of the offer contained in the Agreement of the Borrowers and the Obligors to the Transferee to become a party to the Agreement in respect of the Transferred Participation. Upon receipt thereof by the Borrowers, the provisions of Section 16.01 and 16.02 of the Agreement in respect of the Transferred Participation shall become effective and be binding upon all parties to the Agreement.

5.	Interpretation

This agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be construed as supplemental to and form part of the Agreement.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

as Transferor

By:
as Transferee

By:

Acknowledged By:

THE TORONTO-DOMINION BANK, as Issuer and Canadian Swing Line Lender

By:

By:

THE TORONTO-DOMINION BANK, as Agent

By:

By:

BANK OF AMERICA, N.A. as U.S. Swing Line Lender

By:

By:

Appendix 1

TRANSFEROR’S PARTICIPATION

As of [Insert Date]

Revolver Facility [and/or Canadian Swing Line / US Swing Line Facility]

Amount of Participation	Undrawn	Outstanding Loans

Cdn./US$	[stipulate portion undrawn]	[stipulate Types of Advances outstanding, amount, interest rate and maturity of current Interest Periods]

Term Facility

Amount of Participation	Outstanding Loans

Cdn./US$	[stipulate amount and interest rate]

TRANSFERRED PARTICIPATION

Revolver Facility [and/or Canadian Swing Line / US Swing Line Facility]

Amount of Transferred Participation	Undrawn	Outstanding Advances

Cdn./US$	*[stipulate portion undrawn]	*[stipulate Types of Advances outstanding, amount, interest rate and maturity of current Interest Periods]

Term Facility

Amount of Participation	Outstanding Loans

Cdn./US$	[stipulate amount and interest rate]